06019319

11/9

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aozora Bank, Ltd.

*CURRENT ADDRESS 3-1, Kudan-minami 1-chome
Chiyoda-ku, Tokyo 102-8660
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006 B
THOMSON
FINANCIAL

FILE NO. 82- 35047 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 12/18/06

Exhibit B-3

82-35047

3-31-06
AR/S

Annual Report 2006

Year Ended March 31, 2006

AOZORA BANK, LTD.

① April 1957: Established as The Nippon Fudosan Bank, Limited (Photograph shows former Head Office building, 1957-1967). ② November 1957: First issue of debentures (Nippon Fudosan Debentures) ③ November 1966: Head Office reception ④ November 1967: Employee training ⑤ 1967: Sales office on the first floor of Head Office ⑥ October 1967: Head Office relocated to Kudanshita, where it remained until 2004 ⑦ November 1972: Yokohama branch office opened ⑧ February 1977: Counter service tournament held



日本不動産銀行
窓口競技会

Foundation of what

Profile

On April 1, 2006, Aozora Bank made the transition from a long-term credit bank to a full-service commercial bank.

The Bank, originally established in 1957 as The Nippon Fudosan Bank, Limited, under the Long-Term Credit Bank Law, changed its name from The Nippon Credit Bank, Ltd., to Aozora Bank, Ltd., in 2001.

The Bank is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication, debentures and deposits, and provides investment advice to corporate clients, financial institution clients and retail clients in Japan. The change of status to an ordinary commercial bank has allowed further flexibility in our response to the needs of clients.

The three strategic priorities of the Bank in the development of its business are swift and flexible responses through partnership with customers, the enhancement of corporate value, and the strengthening of corporate governance and risk management as we aspire to achieve recognition for adopting global best-practice standards.

(9) March 1977: Language training provided to employees. (10) June 1977: First culture festival held within the Bank. (11) October 1977: Integrated online system installed at Head Office. (12) October 1977: Bank renamed The Nippon Credit Bank, Ltd. (Photograph shows name-change ceremony). (13) January 1981: Bank employees receive computer training. (14) March 1987: Female uniform changed (The last uniform before the introduction of a regular clothes policy). (15) January 2001: Bank name changed to Aozora Bank. (16) March 2003: Head Office moved to Kudan-minami, its current location.



we are
日本債券信用銀行
あおぞら銀行



"Partnership"







"Strength and growth in our corporate value"







“Global best practice”



Contents

Forward-Looking Statements

This annual report contains forward-looking statements regarding the Bank's financial condition and results of operations. These forward-looking statements, which include the Bank's views and assumptions with respect to future events, involve certain risks and uncertainties. Actual results may differ from forecasts due to changes in economic conditions and other factors.

Financial Highlights

Consolidated

(Millions of Yen)

Years ended March 31	2006	2005	2004	2003	2002
Operating income	171,946	123,679	113,788	109,748	106,700
Operating profits	61,440	45,693	7,606	8,920	14,355
Net income	120,114	89,893	30,530	23,376	18,703
Capital stock	419,781	419,781	419,781	419,781	419,781
Total stockholders' equity	723,386	611,806	526,848	497,514	477,046
Total assets	5,995,947	4,775,486	5,176,005	5,885,642	5,684,072
Debentures	1,060,331	847,993	1,054,973	1,470,126	1,468,193
Deposits (Note 1)	3,196,307	2,374,593	2,588,030	2,537,175	2,164,641
Loans and bills discounted	3,136,255	2,666,389	2,965,552	3,258,693	3,297,993
Securities	1,628,164	1,128,650	964,964	1,350,036	1,054,019
Total stockholders' equity per share (yen)	153.74	115.60	85.63	75.29	68.07
Basic net income per share (yen)	41.14	30.48	9.54	7.02	5.37
Consolidated capital adequacy ratio (domestic standard)	19.47%	18.70%	15.66%	13.30%	14.05%
Tier I ratio (domestic standard)	19.12%	18.31%	15.01%	12.51%	12.88%
Return on equity (ROE) (Note 2)	30.41%	30.29%	11.86%	9.79%	8.24%

Notes: 1. Includes negotiable certificates of deposit (NCDs)

2. ROE = (Net income – Dividends paid on preferred stock) / {((Total stockholders' equity at beginning of term − Number of preferred shares outstanding at beginning of term × Issue price) + (Total stockholders' equity at end of term − Number of preferred shares outstanding at end of term × Issue price)) ÷ 2} × 100

Non-Consolidated

(Millions of Yen)

Years ended March 31	2006	2005	2004	2003	2002
Operating income	163,661	113,816	105,335	101,633	100,984
Business profit before general loan-loss reserve	64,201	49,690	42,463	33,479	25,925
Operating profits	60,729	43,733	7,309	7,437	13,706
Net income	119,920	86,859	31,854	22,876	18,563
Capital stock	419,781	419,781	419,781	419,781	419,781
Total stockholders' equity	720,447	609,524	527,582	496,918	476,166
Total assets	6,005,204	4,784,328	5,188,071	5,895,314	5,687,366
Debentures	1,064,331	851,993	1,058,973	1,473,126	1,470,193
Deposits (Note 1)	3,211,709	2,389,471	2,607,081	2,555,905	2,177,240
Loans and bills discounted	3,025,391	2,605,381	2,969,770	3,271,087	3,304,379
Securities	1,797,623	1,234,662	971,763	1,356,754	1,060,690
Total stockholders' equity per share (yen)	152.70	114.80	85.89	75.08	67.76
Net income per share (yen)	41.07	29.41	10.01	6.84	5.32
Capital adequacy ratio (domestic standard)	19.55%	18.77%	15.65%	13.26%	14.00%
Tier I ratio (domestic standard)	18.92%	18.15%	14.99%	12.47%	12.83%
Return on equity (ROE) (Note 2)	30.57%	29.31%	12.44%	9.58%	8.21%

Notes: 1. Includes negotiable certificates of deposit (NCDs)

2. ROE = (Net income – Dividends paid on preferred stock) / {((Total stockholders' equity at beginning of term − Number of preferred shares outstanding at beginning of term × Issue price) + (Total stockholders' equity at end of term − Number of preferred shares outstanding at end of term × Issue price)) ÷ 2} × 100

Long-Term Credit Ratings

JCR	A	Moody's	Baa1
R&I	A–	Standard & Poor's	BBB+
(As of June 28, 2006)		Fitch Ratings	BBB+

* Yen amounts stated in millions of yen have been truncated. Amounts expressed in billions of yen have been rounded to the nearest ¥0.1 billion.



Michael E. Rossi
Chairman

To all of our partners around the world,

I am proud to announce that all of your ongoing hard work, support and sacrifice has resulted in an Aozora Bank that is now stronger, more flexible and better able to serve its customers than at any other point in its nearly 50 years of doing business in Japan.

Our Bank has just closed a landmark fiscal year, during which it earned record profits, reached unprecedented levels of financial security and strength, and returned to a rapid pace of growth. The work we have put in over the past few years has instilled newfound vitality that can be seen in all of the Bank's activities. Aozora Bank now has a leaner cost base, a higher quality of capital and more efficient operations, along with the transparency and risk management systems to maintain these new best-in-class standards. Also we have redefined the Bank's corporate culture to be more outward looking, more flexible, and with greater potential for reward. The sum of these efforts has taken Aozora Bank to the highest standards of excellence it has ever set for itself. I would like to take this opportunity to sincerely thank all of our partners—our customers, stakeholders and employees and their families—for their continued contributions to these efforts.

The Aozora Bank Story

At Aozora Bank, we are proud of our history and the role the Bank has played in the shaping of modern Japan. Under the name Nippon Fudosan Bank (established in 1957) and later, Nippon Credit Bank, our Bank was a key financial institution that supported the massive infrastructural development of Greater Tokyo throughout the 1960s, 1970s and 1980s. But despite our past successes, and like many other fine financial institutions at the time, we could not escape the effects of what became a monumental structural failure within the Japanese financial services sector.

In the aftermath, however, Aozora Bank has risen to the challenge. Within the guidelines of the Business Revitalization Plan (BRP) and with the continued support of public funds, Aozora Bank has systematically reviewed, remade and re-energized every part of its business. Throughout this process, the resolve and dedication of our people, as well as the culture of excellence that has always been part of the Bank, have driven us to exceed even our own expectations. Since the BRP was put into place, non-performing loans have been reduced from 14.19% and now represent only 0.68% of total credit. Our Tier I Capital ratio has increased to 19.12%, from 12.88%, and revenue is up 67.2%, while the expense ratio has decreased to 40.7% from 60.0%. As a result, business profit has grown by 147.6% and net income has increased by 546.0%. Looking at these numbers, as well as the potential for further growth and improvements in efficiencies in coming years, it's apparent that all of us at Aozora Bank can confidently say, "We're back!"

Pursuing a Partnership Philosophy

To say that we're *back* certainly does not mean that we're the *same*. The challenges that lie ahead of our Bank are very different now than they were in 1957. Aozora Bank does business among giants, both domestically and abroad. As such, we do not pursue a strategy to compete against those who have no interest in competing against us. Rather, we aspire to be focused and excellent. We position ourselves to be flexible and creative and have learned to unlock the value of assets that others often overlook.

Underpinning these efforts is our partnership philosophy, which is what I would consider the most important aspect of our corporate strategy. The partnership philosophy pervades all aspects of Aozora Bank's day-to-day activities. It extends to employees, customers, shareholders and business partners. The goal is to foster mutual trust, mutual



Hirokazu Mizukami
President

respect and, ultimately, mutual benefit among all parties. Throughout this report, you will read about examples of this philosophy in action and hopefully gain a better understanding of the critical role our partnership philosophy has played in our Bank's recent success and will continue to play in the future.

Driving Corporate Value

Corporate value comprises all aspects of shareholder, customer, community and employee interests. At Aozora Bank, the engine that drives corporate value is our focus on people. By supporting our most valuable resource, our people, I believe we can deliver sustained, superior financial strength and growth. The financial strength of our Bank is at record levels and we have now developed a track record of delivering strong financial growth. The challenge going forward is to leverage our capital strength to maximize growth without sacrificing the value of that capital, even in the short term. This is a very complicated challenge, especially for a bank with the financial strength of Aozora Bank and in an industry that is continuing a process of global consolidation. By keeping our focus on driving corporate value, we can meet that challenge by pursuing only those growth opportunities that generate true corporate value, and not those that simply inflate top line revenues.

Setting and Sustaining New Standards of Excellence

As I said above, the 2005 fiscal year was a fantastic year for Aozora Bank, by many measures the best year our Bank has ever enjoyed. But we want to make sure that this past year represents a new beginning—and not a climax—in Aozora Bank's ongoing story. Developing the proper infrastructure, systems and technology to maintain high standards in corporate governance, internal control and risk management, are fundamental steps to ensure sustainable and consistent long-term growth. At Aozora Bank, our culture of excellence drives us to go beyond this initial step and to aspire to the very highest global standards of transparency and reliability.



Kimikazu Noumi
Vice Chairman

In recent years, the Bank has adopted human resource management and remuneration structures that are more in line with leading financial services companies around the world. At the same time, we have relied on our domestic expertise to adopt risk management methodologies that are tuned in to the sensitivities of the Japanese market and that provide speed, efficiency and flexibility. Improvement is a continuous effort, while a critical aspect of our technological infrastructure is its adaptability. We constantly evaluate our practices to ensure that we evolve with the demands of the marketplace and continue to provide the highest quality service to our customers.

Looking Forward to the Next Chapter

I hope I have given you an idea of the history and culture that continues to guide the development of Aozora Bank. I urge you to explore the contents of this report to get a closer look inside our doors, at the people who have worked so hard to get us to where we are today, and at the businesses and partnerships that are thriving under their leadership.

The future is bright, and our Bank is now ready to embark on the next stage of its development. For my part, I am committed to help maintain Aozora Bank's culture of excellence in this next important chapter of our history. Once again, on behalf of the management team and all of us at Aozora Bank, I'd like to extend my sincerest gratitude to all of our partners for their continued support, dedication and guidance. Thank you.

Sincerely,

Michael E. Rossi, Chairman
July 2006

Directors and Auditors, Executive Officers

(As of July 1, 2006)

Directors and Auditors

Chairman
Michael E. Rossi*

President
Hirokazu Mizukami*

Vice Chairman
Kimikazu Noumi*

Director and Senior Managing Executive Officer
Lee Millstein*

Director
Yoshihiko Miyauchi

Director
James Danforth Quayle

Director
Frank W. Bruno

Director
Yoichiro Iwama

Director
Pieter Korteweg

Director
Lawrence B. Lindsey

Director
John L. Steffens

Director
Kiyoshi Tsugawa

Director
Marius J. L. Jonkhart

Standing Auditor
Tadaaki Satoyoshi

Auditor
Mitch R. Fulscher

Auditor
Akira Tachimoto

*Serving as Executive Officer concurrently



Chairman
Michael E. Rossi
Joined Aozora Bank as Director in June 2004 and took office as Chairman and CEO in February 2005.
Brings to Aozora nearly 40 years' experience in the banking industry, including his previous role as Vice Chairman of Bank of America Corporation.



President
Hirokazu Mizukami
Joined Aozora Bank in November 2003, and took office as President in December 2003.
Experienced in the Japanese banking industry over 30 years including the posts of Head of the Americas, General Manager of New York Branch and Member of the Board / Managing Executive Officer of The Sumitomo Trust & Banking Co., Ltd.



Vice Chairman
Kimikazu Noumi
Joined Aozora Bank as Vice Chairman in June 2006. Brings to Aozora nearly 40 years' experience in the banking industry. Former President of Norinchukin Zenkyoren Asset Management Co., Ltd.



Senior Managing Executive Officer
Yuji Inagaki
Joined Aozora Bank in April 1974 and was General Manager of International Business Planning Division, Banking Head-quarters Division and Marketing Division.
Senior Managing Executive Officer of Aozora Bank from April 2004.
Was appointed Chief Marketing Officer (CMO) in September 2005.



Senior Managing Executive Officer
Izumi Ogura
Joined Aozora Bank as Executive Officer in September 2000.
Took office as Senior Managing Executive Officer and Head of Financial Markets Group in April 2004, and also in charge of Internet Business.
Former Branch Manager of Dresdner Bank Tokyo and Ex. BOJ Official.



Senior Managing Executive Officer
David Hackett
Joined Aozora Bank as Chief Financial Officer in March 2004, and took office as Senior Managing Executive Officer from April 2004.
Former Managing Director of Citigroup Corporate and Investment Bank and Financial Controller for Nikko Citigroup, Ltd.

Executive Officers

Senior Managing Executive Officer
Yuji Inagaki

Senior Managing Executive Officer
Izumi Ogura

Senior Managing Executive Officer
David Hackett

Senior Managing Executive Officer
William Chute

Senior Managing Executive Officer
Takeyoshi Morikawa

Senior Managing Executive Officer
Hiroshi Jinno

Senior Managing Executive Officer
Carlos A. Erchuck

Senior Managing Executive Officer
Katsutoshi Ishida

Managing Executive Officer
Hirokazu Takino

Executive Officer
Ryoichi Kawai

Executive Officer
Shinsuke Baba

Executive Officer
Hiromi Watanabe

Executive Officer
Peter R. Fowler

Executive Officer
Tadashi Umino

Executive Officer
Tetsuo Matsui



Senior Managing Executive Officer
William Chute
Joined Aozora Bank as Senior Managing Executive Officer, Chief Technology Officer in April 2004.
Former Chief Information Officer and Managing Director, Nikko Citigroup.



Director and Senior Managing Executive Officer
Lee Millstein
Joined Aozora Bank as Senior Managing Executive Officer in April 2004. Took office as Head of Corporate and Investment Banking Group in September 2005. Took office as Director in June 2006. Former Managing Director and Head of Morgan Stanley's high yield and distressed debt business in Japan and Asia-Pacific.



Senior Managing Executive Officer
Takeyoshi Morikawa
Joined Aozora Bank in April 1977 and has held progressively responsible positions as General Manager of Corporate Planning Division, Hiroshima Branch and Retail Marketing Division.
Was appointed Senior Managing Executive Officer and as Head of Retail Banking Group in April 2004.



Senior Managing Executive Officer
Hiroshi Jinno
Joined Aozora Bank in April 2005 as Senior Managing Executive Officer, and Head of Financial Institution Group.
Former Managing Director of J.P.Morgan Partners Asia PTE. LTD.



Senior Managing Executive Officer
Carlos A. Erchuck
Joined Aozora Bank in December 2004. Was appointed SMEO & Chief Risk Officer from September 2005.
Former Executive Director, Senior Credit Risk Officer for Asia-Pacific Region of UBS, AG, Tokyo, Credit Risk Management, based in Tokyo and London.



Senior Managing Executive Officer
Katsutoshi Ishida
Joined Aozora Bank in 1973 and has held progressively responsible positions as General Manager of Shibuya, Hiroshima and Executive Officer as Head of the Credit Division.
Was appointed SMEO & Chief Credit Officer in September 2005.

Management Philosophy

Aozora Bank is committed to become best-in-class in three key areas:

1. "Partnership" Philosophy

- Pursuing a deep understanding of our customers' changing financial needs; working in partnership with them to meet their business goals
- Leveraging our longstanding relationships with Japanese financial institutions
- Working with partners who are also committed to our success

2. Financial Strength and Growth

- Sound capital adequacy ratio and adequate reserves
- Quality assets that yield high margins
- Stable and diverse funding sources
- Diversified earnings growth in line with our Business Revitalization Plan (BRP)

3. Governance and Control

- Aiming to achieve global best-practice standards
- Pursuing excellence in risk management



Corporate Governance

Aozora Bank has developed an effective and transparent management framework underpinned by strict adherence to our corporate governance principles. The management team is committed to maintaining the highest standards of legal compliance in every jurisdiction in which the Bank operates. We will continue to assess all potential risks, carefully evaluating their impact on our business and likelihood of occurrence. Our systems are designed to provide optimal transparency, maintain stringent internal controls and expertly manage the delicate balance between risk and return. Our approach is continuous improvement as we strive towards the highest global best practice standards.



the Special Audit Committee

1. Organization Structure

The Bank's supervision and business execution functions have been separated to enable each team to focus on its duties. Directors focus on determining strategies and policies while Senior Managing Executive Officers focus on managing operations. The Management Committee has seven sub-committees to enhance operational effectiveness. Committees empowered to provide checks and balances on the management team include the Nomination and Remuneration Committee and the Special Audit Committee. To further enhance corporate governance, the Bank added the Audit and Compliance Committee and the Risk Policy Committee in 2005, and the Strategic Planning Steering Committee and the Suitability Committee in 2006.


General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Special Audit Committee
Board of Directors
Nomination and Remuneration Committee
Audit and Compliance Committee
Management Committee
Asset and Liability Committee
Risk Policy Committee
Credit Committee
Investment Committee
New Business/ Product Committee
Strategic Planning Steering Committee
Suitability Committee

Name of committee	Chaired by	Members	Frequency	Purpose
Board of Directors	Chairman, President or Vice Chairman	Directors, Corporate Auditors	Quarterly	Decision making regarding management strategies and supervision of business operations
Board of Corporate Auditors	Standing Corporate Auditor	Corporate Auditors	Monthly	Represents shareholders to conduct audits
Management Committee	Chairman, President or Vice Chairman	Chairman, President, Vice Chairman Executive Officers	Weekly	Decision making regarding business operations
Special Audit Committee	Outside Director	Corporate Auditors, Directors (except from parent companies)	As needed	Audit transactions with parent company groups to avoid the Bank's becoming a captive bank
Nomination and Remuneration Committee	Outside Director	Outside Directors, Chairman	As needed	Approval of Board members and Senior Managing Executive Officers and related compensation
Audit & Compliance Committee	Outside Director	Outside Directors	Quarterly	Overseeing and review of internal audit, external audit, compliance, credit examination, risk management and financial reporting
Asset and Liability Committee	CFO	Vice Chairman, CFO and Executive Officers	Monthly	Decision making regarding asset and liability management
Risk Policy Committee	CCO	CRO, CTO, CCO, Executive Officers and General Managers in charge	Monthly	Approval of risk management policies, monitoring risk management system
Credit Committee	CCO	Chairman, President, Vice Chairman, CCO, Executive Officers and General Managers in charge	Weekly	Approval of credit transactions, delegating approval authority on credit transactions
Investment Committee	CRO	Chairman, President, Vice Chairman, CRO, CCO, Executive Officers in charge	As needed	Approval of individual investment issues; establishing appropriate investment policies; decision making regarding investment-related risk control policies; accurate understanding of Bank's entire investment risk profile; and building and maintaining a secure and profitable portfolio.
New Business/ Product Committee	CTO	Vice Chairman, CFO, CTO, CRO, CCO, Executive Officer in Legal & Compliance Division	As needed	Assessment and approval of all significant new products or new businesses
Strategic Planning Steering Committee	Chairman	Chairman, CFO, CTO, Executive Officers and General Managers in charge	Monthly	Approval, monitoring and prioritization of strategic projects that enable key aspects of business plans and strategies to be executed
Suitability Committee	General Counsel	General Counsel, EO in charge of Legal & Compliance Division, General Manager in charge, In-house Lawyer	Monthly	Fulfill bank's obligation on suitability and full disclosure in sale/provision of financial products/services to appropriate clients

(As of July 1, 2006)

2. Risk Management

Aozora Bank sets the risk management policies in each of its seven major areas—Credit Risk, Market Risk, Operational Risk, Legal and Compliance, New Business and New Products, Internal Audit and Human Resources.

Risk management starts at the Board of Directors and its assisting committees, such as Special Audit, Nomination and Remuneration and Audit and Compliance. Following the direction and guidance of the Board of Directors, the Management Committee establishes the annual business plan and related risks in which the Aozora Group is willing to engage at any given time. The Risk Policy Committee establishes the Bank's basic risk management policies and makes decisions on critical risk issues. The authority to make final decisions on issues in each risk category is delegated to the Credit Committee, Asset and Liability Committee, Investment Committee, New Business/Product Committee, Strategic Planning Steering Committee and Suitability Committee in compliance with their approval process.

The Board of Directors oversees corporate governance and business performance by granting approval to any material decisions made by each committee and also by receiving frequent reports on risk management operations.

3. New Human Resource Program

In April 2005, the Bank introduced a performance-based human resource program for employees and developed a flexible and effective remuneration structure that takes into account level of responsibility, including a bonus system based on performance.

Furthermore, to maximize the benefits of the new human resource program, the Bank continues to provide training, assign fulfilling work to each employee and recruit qualified individuals and experienced professionals.

Regarding training, the Bank strives to develop a broad range of skills in every individual, and encourages greater specialization by providing training suited to each employee's level of responsibilities, including a sponsorship system for graduate-level university courses and other study programs at external institutions.

A "job-posting program" has recently been introduced as one of the personnel assignment systems in order to offer more choices of career path to employees.

Relating to recruitment, the Bank has recruited mid-career professionals to play vital roles in market- and investment-banking-related and other operations that require a high level of expertise. The Bank recruited 35 university graduates for business groups in April 2006.

In addition, the Bank has established a "mentor program" by which reliable and respectable managers support younger employees with ongoing advice on a wide range of problems to further enhance motivation. The Bank has also started a "diversity program" to promote respect and diversity in our human resources so that all can work more effectively.

The Bank offers a wider variety of career opportunities so that employees may develop greater skills and capabilities. Through these efforts, the Bank aims to become an even more dynamic organization to further enhance corporate value.

Business Operations

For Corporate Clients

Aozora Bank aims to become a trusted partner with its corporate clients by providing tailored financial solutions utilizing financing, investment and advisory products and services. We have developed strong internal capabilities to quickly and accurately assess the value of businesses and assets, allowing us to develop innovative and competitive financial solutions for our corporate customers.

Our value proposition is that we know our customers better, invest more time to understand their needs, and have the skills, capability and flexibility to deliver optimal financial solutions faster than our competitors. We have made responsiveness the cornerstone of our tactical plans to better serve existing clients and to acquire new ones.

In many ways we are partners in success and risk with our corporate clients. Our ability to provide innovate and reliable financial solutions enables our clients to achieve their own corporate objectives faster and with more certainty. Our successes in improving our own risk management platforms and structuring capabilities allow us to meet client demands in a manner that preserves our credit quality and enhances our own corporate value.

Our Japanese corporate clients cover the range of large, medium and small businesses, and our suite of products and services is designed to ensure we can very effectively meet individual circumstances and financial conditions. From straight loans and deposits, to syndicated loans and private placement bonds, from financial derivatives to asset backed finance, Aozora has the capability to competitively respond to client needs.





<Loans>

Along with other products and services, we provide credit financing solutions to our corporate clients. In the financial year ending March 31, 2006, we successfully grew our lending businesses by better aligning internal skills and functions, improving the quality and the turnaround time necessary for analysis, and by forming a group of elite sales team reporting to a newly formed executive position—our Chief Marketing Officer.

Our organizational realignment included improving controls by uncoupling our back-office function from the business units, by forming dedicated teams in our credit function who support specific businesses and branches, and by combining our investment and corporate banking functions under one leadership position. These initiatives enabled us to seamlessly deliver products and services to our corporate clients in an expeditious manner, while improving the quality and consistency of the risk associated with this business.

<Syndicated Loans>

We expanded the customer base for syndicated loans by successfully arranging transactions for mid-sized companies, as well as for our large corporate clients. This has enabled our clients who traditionally have not had access to more liquid institutional funding sources to diversify their funding base and improve their liquidity positions. It has also allowed us to increase the granularity in our portfolio and supply investor-clients, especially financial institutions, with credit products. We offer syndicated loans in project finance, leveraged finance, asset finance, and real estate to our corporate clients.



<Derivatives>

The Bank offers a wide range of derivative products to meet sophisticated and diversified client needs, handling everything from the development of derivative products to market making and distribution. In April 2006, we stationed head office sales staff at our branch offices in Nagoya and Fukuoka to enhance our services in regions where small- and medium-sized clients have strong demand for these products. We also established a direct sales group at the head office to offer first-hand market information to large corporate clients. The increasing complexity of derivative products has made it even more crucial that sales staff be able to clearly explain to clients the structure and risks associated with each product. To ensure these standards are being met and to reinforce our ability to address the complete range of client needs, we have instituted the Mandatory Certification System for our derivative products sales staff and all other employees with management responsibilities in the derivative area. This system is designed to improve individual employees' knowledge of derivative products, enhance our sales systems and raise awareness of compliance issues throughout the Bank.

Client Need	Product
Foreign exchange risk hedging	Currency options
Interest rate and credit risk hedging	Interest rate swaps, interest rate options, credit default swaps
Fund-raising	MARINE BLUE (derivative-embedded loan)
Investment	MOUNTAIN BLUE (interest rate derivative-embedded time deposit)
	AQUA BLUE (foreign exchange derivative-embedded time deposit)
Other	Weather derivatives Commodity derivatives (oil swaps)

<Securitization>

Aozora Bank assists clients with the securitization of various types of financial claims to help them achieve greater diversity in their funding sources.

The Bank is innovative in developing new types of securitization using advanced methods. Such developments allow various types of originators to access the securitization market, with various types of cash flows depending on their funding requirements.

<Other (Private Placement Bonds, Trustee Services)>

Private placement bonds provide clients with opportunity for diversifying their funding sources. Because they allow clients to tap financing in lower amounts, private placement bonds are gaining popularity in the corporate marketplace. The Bank provides products, such as non-collateral private placement bonds, and guaranteed private placement bonds to help clients raise funds through the issuance of private placement bonds.

To assist our customers in accessing the capital markets through bond issuance, the Bank acts as fiscal agent or trustee for private placement and public bonds, and has extensive experience and expertise in this field.



<Special Situations>

For clients facing the challenge of a rapidly changing operating environment, the Bank offers a full lineup of business recovery services. In addition to providing corporate advisory services, including the formation of business recovery plans and assistance in finding new business sponsors, we also provide various types of loans. These include short-term working capital financing essential for business continuity and medium- and long-term loans based on a comprehensive recovery plan.

Our loan servicer subsidiary, AOZORA Loan Services Co., Ltd., provides support to financial institutions disposing of problem loans and makes business recovery plan proposals to obligors of loans purchased by AOZORA Loan Services, helping to revitalize the borrower's business.

<Asset Finance>

The Bank provides finance for the construction of new ocean-going ships (international trading vessels), the purchase and refinance of used ships. In the area of medical finance, the Bank also provides financial advisory services for the revitalization of medical institutions and the reorganization of their debt, as well as arranging transactions for hospital project finance. We also focus on aircraft finance and project finance, allowing our clients to unlock the value of their assets.

<Leveraged Finance>

Aozora is a market leader in leverage finance—providing finance for business revitalization, including domestic management buyouts (MBOs) and mergers and acquisitions (M&A)—employing the country's finest staff and successfully completing over 100 projects over the last five years.

Aozora provides for the needs of our equity fund and corporate clients with a broad range of financial products from senior debt to mezzanine (subordinated loans and preferred stock).

Through our wholly owned Hong Kong subsidiary, Aozora Asia Pacific Finance Limited, we are providing Asia's first leveraged finance business.

<Real Estate Finance>

In recent years, against the background of a broad shift toward the separation of property ownership, management and operations, many companies are actively seeking ways to remove their real estate assets from their balance sheets. In addition, since many investors now view stable, income producing real estate assets in a similar way to other financial products, the real estate securitization and liquidation market, such as in non-recourse finance, is rapidly expanding. The Bank has been active in the non-recourse finance field from an early stage, formulating financing proposals and executing transactions while investing and lending independently.

<Private Equity>

The Bank actively supports clients in the buyout area through the provision of M&A advisory services and the use of buyout funds. Specifically, through the Business Succession and Second Founding Fund, which is managed by JABOC, Ltd., and through the fund managed by Arise Capital Partners, Inc., the Bank is involved in providing services to various parties. These include profitable small- and medium-sized corporations that are unable to find suitable successors for retiring founders, and divisions or subsidiaries of large corporations that are looking to become independent operations. IDA Capital, Inc., is engaged in restructuring in the information systems industry.

The Bank provides support for ventures through its venture capital subsidiary, Aozora Investment Co., Ltd. We have achieved a solid track record in the incubation of new companies possessing strong technology and growth potential.



For Financial Institution Clients

Aozora has fostered broad and deep relationships with the various regional financial institutions throughout Japan over its history. While Aozora has a national network of branches, its goal is to work in partnership with the regional financial institutions for mutual benefit. Through our longstanding relationships we understand their needs and challenges, and we have developed a suite of products and services designed to assist them to achieve their corporate objectives. Recently the Financial Services Agency introduced a New Action Program entitled the "Relationship Banking Promotion Plan," and we are working closely with a number of regional financial institutions to help them address these requirements. We provide products, services and advice to the regional financial institutions for their own accounts; however, they can also pass on these products and services to their own clients.



1 Providing a Diverse Range of Syndicated Products

<Syndicated Loans>

Aozora has established a leadership position in the growing Japanese syndicated loan market, and with this expertise we can help our regional financial insitution clients to provide a more competitive range of financial services to their corporate clients. We can arrange syndicates for loans to the clients of the regional financial institution, or offer them participation in loan syndicates for the clients of other financial institutions to help them to grow and diversify their own loan books. Loan syndicated can be utilized for loans to corporations, the establishment of Real Estate Investment Trusts, non-recourse real estate loans and exit finance.

<Derivatives>

Aozora has a strong franchise in the provision of derivative and derivative embedded products to its regional financial institution clients, who utilize the products for their own account or to pass on to their own customers. We have assisted a number of regional financial institution clients to develop callable deposits and guaranteed swap options for their clients, where Aozora provides behind-the-scene support and risk management, and these products have enjoyed strong support.

Enhancing Our Derivative Sales Organization

We now have derivative product specialists stationed in our Kansai, Nagoya and Fukuoka branches, supported by our experienced team in our Tokyo head office to ensure our potentiality to provide our regional financial institutional clients with local support in the area of derivative products. We have also established a direct sales team at our head office to provide useful market information and offer ideas to our clients.

Staff Education and Qualification

We have introduced an internal mandatory certification system for our staff specializing in derivative products which includes all staff with management responsibilities in the derivative sales area. The system ensures our staff are appropriately qualified to sell derivative products to our clients and are aware of the regulatory and compliance requirements surrounding the sale of these products.

Client Need	Product
Interest rate and credit risk hedging	Interest rate swaps, interest rate options, credit default swaps
Investment	MOUNTAIN BLUE (interest rate derivative-embedded time deposit)
	Derivative-embedded loans to Aozora Bank: multi-callable loans, multi-callable reverse loans
Other	Products that are guaranteed by regional financial institutions: (interest rate derivatives; foreign exchange derivatives), weather derivatives

<Debentures and Deposits>

To meet the needs of our financial institution clients, we offer an array of products, including bank debentures, large-lot time deposits, and certificates of deposits (CDs).



<Securitization>

In the field of asset securitization, the Bank provides a wide variety of investment products by securitizing various kinds of monetary claims, then structuring them into beneficiary's interest held in trust, asset-backed loans, structured loans, and so on.

The Bank also works on developing new schemes using advanced methods such as combining several existing structures, as well as promoting its advisory services for financial institution clients in the area of securitization of their own, and their corporate clients' assets.

<Private Placement of Securities Products>

The Bank continues to diversify its lineup of investment products for financial institution clients. These efforts include private placement of such instruments as preferred subscription certificates under the Asset Monetization Law that the Bank has dealt with so far, interests in limited partnership agreements for investment and silent partnership agreements (*Tokumei Kumiai* Agreements), which became deemed securities according to revisions to the Securities and Exchange Law, and beneficiary interest held in trust of housing loan assets.

<Privately Placed Funds>

We offer a wide variety of privately placed fund products, including foreign registered funds, to meet the diversified investment needs of our clients. Our comprehensive product lineup, consisting of an array of fund types—including Japanese equity active funds and long-short funds of Japanese equities, global bond funds, bank loan funds, and funds of funds (United States, Europe, and Asia)—allows our clients to obtain effective portfolio diversification. We also provide investor support through access to various kinds of reports.




AOZORA

2 Offering Solutions to Specific Management Issues

<Revitalizing Clients' Asset Base>

To assist our financial institution clients to dispose of their problem loans, the Bank's subsidiary, AOZORA Loan Services, provides support for the disposal of non-performing loans through the purchase of these loans. AOZORA Loan Services also provides support for regional financial institutions to help them improve the quality of their loan asset portfolios through a range of advisory services, including the formulation of business recovery plans and business strategies for clients to which they are particularly risk-exposed.

<Risk Management Products and Services>

To help clients effectively manage their exposure to a variety of risk types, the Bank has built an effective system for providing clients with timely information and products as well as developing new risk management products. In addition to providing interest rate derivatives, we are bolstering our capabilities in the provision of credit derivatives in response to strong demand for assistance with the management of credit risk exposure. The Bank also offers a wide variety of products and services to help clients improve their portfolio management. These include the purchase and sale of sound loan assets, and various means of converting loan assets to a source of liquidity, such as providing loan participation and credit derivatives. In the area of risk management advisory services, we will continue to provide a comprehensive lineup of services based on client demand. These services include the provision of quantitative measurement methods of market and credit risk, and ideas on risk management structure that takes clients' capacity and profitability into account.

3 Making Collaborative Proposals to Clients' Corporate Customers

To meet the needs of regional financial institution clients that are required to submit a Relationship Banking Promotion Plan in accordance with the FSA's New Action Program, the Bank collaborates with such clients in assisting their corporate customers, based on our expertise in the start-up support area. The achievements in the various areas relating to so-called special situations such as debtor-in-possession (DIP) finance, real estate finance, private equity investment, etc., are examples of these activities. In addition, the Bank has built up a strong track record in sharing its know-how—achieved through the Hospital Management Assessment Project—to regional financial institution clients, providing financial advisory services to their medical institution clients and proposals of jointly originated loan transactions.



For Retail Clients

A national network of branches and a call center service Aozora's retail banking clients. We offer a range of deposit, loan, savings and investment products and financial advisory services to help our clients manage and preserve their wealth. From April 2006, Aozora converted its charter from that of a long-term credit bank to an ordinary bank, making it easier for new customers to place deposits with us. We are working to improve our offerings to our clients by introducing new branches, planning to introduce online services, and developing an innovative range of products and services to meet the diverse financial needs of our retail clients. We are committed to providing competitive interest rates on our secure time deposits and we continue to expand the features of these products so that our clients can make a selection that best meets their individual needs and circumstances.

<Competitive Financial Products>

The derivative embedded time deposit "Excellent First," introduced in June 2005, is very popular because of its guaranteed principal and competitive interest rate. This product and others, such as the exclusive telephone-banking product Aozora Direct Time Deposit and the Aozora Pocket Time Deposit, which permits partial withdrawal before maturity, cater to various client needs. We innovatively develop and source new products in the areas of investment trusts and personal annuity insurance. Balance-type funds, real estate investment trusts, and variable personal annuity insurance have also been received favorably by many clients.

<Service Channels>

Through our telephone banking service, customers can make time deposits, purchase bonds and investment trusts, make account balance inquiries, and notify address changes. Rather than simply using an automated touch tone system, our telephone banking service is staffed by a team of operators—ensuring that even those customers who may be new to telephone banking will feel at ease. Business hours have been extended until 7 P.M. since July 2005, enhancing convenience. At Postal Savings ATMs located throughout Japan, Aozora Bank customers can make deposits and withdrawals seven days a week, without incurring usage fees. Used in conjunction with our telephone banking service, this service ensures even greater customer satisfaction.

We have enhanced security by implementing measures, such as lowering the maximum withdrawal amount at ATMs, in order to combat the recent growing problem of card counterfeiting.

<Detailed Financial Advisory Services>

The Bank offers financial advisory services until 5 P.M. at the main office and branch offices, proposing optimal portfolios for clients with regard to various investment products including time deposits, investment trusts, and annuity insurance. We encourage and support staff members to obtain financial planner qualifications in order to increase professionalism as they offer advice on investment, inheritance, and business succession. Furthermore, throughout the Tokyo region, specialist teams provide a wide variety of advisory and consultation services, such as investment and housing acquisition.



Aozora Bank Website

http://www.aozorabank.co.jp/english/

The Aozora Bank website contains a variety of business and investor relations information, as well as news releases and important financial data



For Corporate Clients



http://www.aozorabank.co.jp/english/hojin/jigyou

For Financial Institution Clients



http://www.aozorabank.co.jp/english/hojin/kinyu

Financial Data and IR Information



http://www.aozorabank.co.jp/english/about/ir/

Corporate Information



http://www.aozorabank.co.jp/english/about/corporate

Financial and Corporate Data

Financial Data

Consolidated Information

Non-Consolidated Information

Corporate Data

Consolidated Business Results

Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2006	2005	2004	2003	2002
Operating income	171,946	123,679	113,788	109,748	106,700
Operating profits	61,440	45,693	7,606	8,920	14,355
Net income	120,114	89,893	30,530	23,376	18,703
Capital stock	419,781	419,781	419,781	419,781	419,781
Total stockholders' equity	723,386	611,805	626,848	497,514	477,046
Total assets	5,995,947	4,775,486	5,176,005	5,885,642	5,684,072
Debentures	1,060,331	847,993	1,054,973	1,470,126	1,468,193
Deposits	3,196,307	2,374,593	2,588,030	2,537,175	2,164,641
Loans and bills discounted	3,136,256	2,666,389	2,965,552	3,258,693	3,297,993
Securities	1,628,154	1,128,650	964,964	1,350,036	1,054,019
Total stockholders' equity per share (yen)	153.74	115.60	85.63	75.29	68.07
Basic net income per share (yen)	41.14	30.48	9.54	7.02	5.37
Diluted net income per share (yen)	28.38	21.24	7.21	5.62	4.95
Consolidated capital adequacy ratio (domestic standard) (%)	19.47	18.70	15.66	13.30	14.05
Net cash provided by (used in) operating activities	587,977	16,080	(305,027)	105,182	923,515
Net cash provided by (used in) investing activities	(443,773)	(164,682)	360,100	(347,870)	(376,664)
Net cash provided by (used in) financing activities	(11,582)	(17,610)	(7,827)	(24,261)	(20,803)
Cash and cash equivalents, end of year	304,527	171,905	338,117	290,872	557,822

Notes: 1. Up to and including the fiscal year ended March 31, 2002, total stockholders' equity per share was calculated by dividing total stockholders' equity at the fiscal year-end, less the product of the number of preferred shares issued and outstanding at the fiscal year-end and the issue price, by the number of common shares issued and outstanding at the fiscal year-end, excluding treasury stock and parent company shares held by consolidated subsidiaries.

2. Up to and including the fiscal year ended March 31, 2002, basic net income per share was calculated by dividing consolidated net income, less total dividends on preferred shares for the fiscal year ended March 31, 2002, by the average number of common shares issued and outstanding during the fiscal year ended March 31, 2002, excluding treasury stock and parent company shares and parent company shares held by consolidated subsidiaries.

3. From the fiscal year ended March 31, 2003, total stockholders' equity per share, basic net income per share and diluted net income per share are calculated by applying Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

Consolidated Financial Review

1. Consolidated and Equity-Method Companies

The consolidated financial statements as of March 31, 2006 include the accounts of the Bank and its nine consolidated subsidiaries. During the fiscal year under review, two newly established companies came under the scope of consolidation and two consolidated subsidiaries were eliminated from the consolidation; one was due to the sale of its shares and the other was due to the merger with another consolidated subsidiary. No companies were accounted for using the equity method.

Consolidation and Equity-Method Companies

(Number of Companies)

March 31	2006	2005
Consolidated subsidiaries	9	9
Unconsolidated subsidiaries and affiliated companies	0	0

2. Analysis of Operating Performance

(1) Income

Total income increased by ¥52.7 billion over the prior year (+31.4%), to ¥220.8 billion. Interest income rose ¥12.5 billion, to ¥89.1 billion, mainly driven by the ¥13.2 billion increase in income from interest and dividends on securities. Interest and dividends on securities increased substantially since there were more investments in higher yield foreign currency-denominated bonds. However, interest income on loans and bills discounted decreased by ¥1.9 billion since the reduction of credit concentration that took place during the year lowered the average balance of loans and bills discounted (by ¥80.6 billion on a YOY basis), and the increase in competition in the industry made a decline of yield spread on loans.

Fees and commissions increased by ¥6.2 billion, to ¥17.1 billion. This rise was attributable to an increase in fees from such loan operations as committed lines of credit and syndicated loans, as well as higher trust income earned by a Bank's subsidiary.

Trading profits rose ¥2.3 billion, to ¥8.2 billion since profit related to derivative transactions with customers had a favorable result.

Other operating income increased by ¥20.2 billion, to ¥46.2 billion due to the favorable result in foreign exchange transactions in addition to a substantial increase in profit on investments in funds and limited partnerships and resolution of Non-Performing Loans (NPLs).

Other income was up ¥11.2 billion, to ¥60.0 billion. The reversal of reserve for possible loan losses, which amounts to ¥46.9 billion, reflects an improvement in the quality of the Bank's loan portfolio.

(Millions of Yen)

Years Ended March 31	2006	2005	Change
Total income	220,821	168,066	52,755
Interest income	89,140	76,583	12,557
Interest on loans and bills discounted	52,371	54,316	(1,945)
Interest and dividends on securities	23,191	9,982	13,209
Interest on deposits with banks	1,292	501	791
Other interest income	12,286	11,782	504
Fees and commissions	17,151	10,878	6,273
Trading profits	8,219	5,851	2,368
Other operating income	46,288	26,031	20,257
Gain on sales of bonds	3,343	5,603	(2,260)
Gains on foreign exchange transactions	3,738	2,832	906
Gain on redemption of bonds	2,533	—	2,533
Other	36,672	17,595	19,077
Other income	60,019	48,721	11,298
Gain on sales of stocks and other securities	6,188	711	5,477
Reversal of reserve for possible loan losses	46,930	25,115	21,815
Reversal of reserve for credit losses on off-balance-sheet instruments	—	6,141	(6,141)
Gain on transfer of the substitutional portion of the governmental pension program	—	4,492	(4,492)
Other	6,901	12,259	(5,358)

(2) Expenses

Total expenses increased by ¥33.7 billion, to ¥111.7 billion. This was mainly caused by the increase in interest expenses related to foreign currency fund-raising costs in conjunction with an increase in foreign currency-denominated assets such as foreign currency-denominated marketable securities. Consequently, interest expenses increased by ¥18.4 billion, to ¥36.1 billion.

Other operating expenses increased by ¥5.0 billion, to ¥8.6 billion, mainly owing to an increase in loss on sale of bonds.

General and administrative expenses were up ¥3.1 billion (+6.7%) over the previous year to ¥49.4 billion, as we made forward-looking investments in human resources and infrastructure to gain profits in the future while maintaining a strict control on costs.

Other expenses rose ¥6.1 billion, to ¥15.7 billion. Part of this increase was due to the losses incurred from the write-offs of claims in a process of non-performing loan resolutions.

(Millions of Yen)

Years Ended March 31	2006	2005	Change
Total expenses	111,765	78,048	33,717
Interest expenses	36,140	17,692	18,448
Interest on deposits	8,514	8,165	349
Interest on debentures	3,939	4,122	(183)
Interest on borrowings and repurchase agreement	4,519	968	3,551
Interest on Other	19,167	4,436	14,731
Fees and commissions	1,319	843	476
Trading expenses	453	47	406
Other operating expenses	8,687	3,599	5,088
Amortization of debenture issuance costs	203	190	13
Loss on sales of bonds	6,890	1,304	5,586
Loss on derivatives	508	208	300
Other	1,085	1,896	(811)
General and administrative expenses	49,404	46,286	3,118
Other expenses	15,760	9,579	6,181
Provision for reserve for credit losses on off-balance-sheet instruments	209	—	209
Write-off of claims	6,310	5,226	1,084
Loss on sales of stocks and other securities	85	—	85
Loss on write-down of stocks	58	2	56
Loss on disposal of premises and equipment	673	62	611
Extraordinary depreciation expense	569	—	569
Other	7,853	4,287	3,566

(3) Net Income

As a result of the factors outlined above, income before income taxes and minority interests rose ¥19.0 billion, to ¥109.0 billion. Net income increased ¥30.2 billion, or 33.6%, to ¥120.1 billion.

(Millions of Yen)

Years Ended March 31	2006	2005	Change
Income before income taxes and minority interests	109,055	90,017	19,038
Income taxes	(11,202)	(106)	(11,096)
Current	952	706	246
Deferred	(12,154)	(813)	(11,341)
Minority interest in net income	143	231	(88)
Net income	120,114	89,893	30,221

3. Analysis of Financial Position

(1) Loans and bills discounted

The outstanding balance of loans and bills discounted at the end of the fiscal year increased by ¥469.8 billion, to ¥3,136.2 billion. After completing the reduction of credit concentration exposure on few large-scale borrowers, the Bank started to accumulate the loan balance actively along with reorganization which took place in September 2005. In terms of the loan quality, the Bank saw a large improvement since the loans to customers with lower credit rating decreased and the loans to normal customers increased considerably.

The balance of risk-monitored loans on a consolidated basis decreased by ¥73.1 billion, to ¥26.3 billion, driven by the increase in collection, improvement of resolutions, and the change in borrower categories (upgraded) due to the improved business performance. Consequently, the ratio of risk-monitored loans to outstanding loans and bills discounted decreased by 2.9% to 0.8%, which is at an extremely low level. Furthermore, since these risk-monitored loans are very well secured and adequate reserves are taken, the effect they might have on the Bank's financial position is considered minimal.

The breakdown of outstanding loans and bills discounted by type of industries and outstanding risk-monitored loans and bills discounted by type of industries are shown in the following tables. The balance of loans and bills to "Construction," "Finance & Insurance," "Wholesale & Retail," and "Real Estate" increased ¥258.4 billion on a YOY basis, to ¥1,473 billion. However, the balance of risk-monitored loans for these four industries was ¥4.5 billion, down ¥46.2 billion compared to the prior fiscal year-end. It is an indication of an improvement in the portfolio.

Risk-Monitored Loans (Consolidated)

(Millions of Yen)

March 31	2006	2005	Change
Risk-Monitored Loan	26,350	99,535	(73,185)
Loan to bankrupt companies	3,077	2,367	710
Past due loans	18,268	88,264	(69,996)
Loans overdue for 3 months or more	—	46	(46)
Loans to customers under restructuring	5,004	8,857	(3,853)
Loan balance (end of period)	3,136,255	2,666,389	469,866
Ratio to loan balance	0.8	3.7	(2.9)

Breakdown of Outstanding Loans and Bills Discounted by Type of Industries and Risk-Monitored Loans and Bills Discounted Outstanding by Type of Industries (Consolidated)

(Millions of Yen)

March 31	2006		2005	
	Loans and discounts	Risk-monitored loans	Loans and discounts	Risk-monitored loans
Loans by domestic offices (excluding Japan offshore market accounts)	2,998,463	21,029	2,565,828	94,427
Manufacturing	358,390	7,916	372,547	14,949
Agriculture, forestry & fisheries	5,239	—	5,629	—
Mining	6,938	—	1,660	—
Construction	65,703	919	109,054	32,739
Finance & insurance	452,702	28	332,072	4,591
Wholesale & retail	263,900	920	231,461	535
Real estate	690,750	2,669	541,991	12,873
Information & communications	54,562	18	64,173	255
Transport	193,941	1,067	191,147	1,961
Electricity, gas, heat supply & water	18,053	22	18,098	43
Services	467,554	7,436	424,244	25,905
Local governments	17,721	—	8,206	—
Others	403,005	30	265,540	573
Loans by overseas offices and Japan offshore market accounts	137,791	5,821	100,561	5,107
Financial institutions	—	—	—	—
Others	137,791	5,821	100,561	5,107
Total	3,136,255	26,350	2,666,389	99,535

(2) Securities

As for securities, along with the increase in investment in government and other bonds (FB and TB), the Bank also increased investment in funds for which higher profitability was expected, including overseas funds. As a result, investment securities increased by ¥499.5 billion to ¥1,628.1 billion. Due to the rise of interest rates over the year, the Bank had to record unrealized losses of ¥7.3 billion derived from JGBs and a ¥7.9 billion from the foreign-denominated bonds. However, there were offsetting unrealized gains from REIT and investment trust, thus the net unrealized loss for the period ended up in a loss of ¥0.6 billion.

The balance of equities increased considerably to ¥40.6 billion but only ¥3.4 billion of which consists of the securities with determinable market prices and, therefore, the exposure to the market fluctuation risk is minimal.

Outstanding Balance of Securities Held (Consolidated)

(Millions of Yen)

March 31	2006	2005
Bonds	810,964	610,216
Government bonds	732,100	538,212
Municipal bonds	3,369	5,964
Corporate bonds	75,494	66,039
Equities	40,643	1,388
Other securities	776,546	517,045
Total	1,628,154	1,128,650

(3) Deferred tax assets

The balance of deferred tax assets at fiscal year-end increased by ¥13.4 billion on a YOY basis, to ¥27.6 billion. Under accounting standards and with consideration to past performances and the progress made under the Business Revitalization Plan, the Bank calculates the amount of deferred tax assets based on an estimated taxable income for the subsequent fiscal year only. The proportion of deferred tax assets to equity capital was only 3.8%.

(4) Debentures and deposits

The outstanding balance of debentures and deposits as of the fiscal year concerned is shown in the following table. Along with the increase in the balance of investment assets, the balance of debentures, deposits, and negotiable certificate of deposits for the end of March 2006 increased significantly compared to the previous year-end. Regarding debentures, the Bank has issued one- to three-year notes as well as five-year ones throughout the year in order to obtain mid-term and long-term funds at lower cost. Regarding deposits, the balance of deposits from corporate customers grew during the year, while it showed a steady increase from individual customers especially in the derivative built-in time deposit "Excellent First."

Debentures and Deposits (Consolidated)

(Hundred Millions of Yen)

March 31	2006	2005
Debentures	10,603	8,479
Deposits	31,963	23,745
Time deposits	26,895	19,849
Liquid deposits	4,530	3,546
Other	536	349

Note: Deposits and time deposits include negotiable certificates of deposits.

(5) Stockholders' equity

The Bank's total stockholders' equity increased by ¥111.5 billion, to ¥723.3 billion. Retained earnings increased by ¥114.1 billion, to ¥270.8 billion, owing to ¥120.1 billion in net income less ¥5.9 billion in dividends paid to preferred and common stock shareholders. There were no changes in capital stock or capital surplus. Unrealized gains on available-for-sale securities decreased by ¥2.6 billion and unrealized loss of ¥0.6 billion was recorded, due primarily to the fall on prices of both domestic and foreign currency-denominated bonds.

(6) Capital adequacy ratio (consolidated, domestic standard)

As a result of net income of ¥120.1 billion generated for the year, the balance of regulatory capital at the end of the fiscal year concerned increased by ¥114.1 billion on a YOY basis, to ¥731.3 billion. The balance of risk-weighted assets increased by ¥454.6 billion on a YOY basis, to ¥3,754.9 billion since the amount of loans and securities increased more than the amount of decrease in trading securities. Consequently, the consolidated capital adequacy ratio in accordance with domestic standards improved by 0.77 percentage point on a YOY basis, to 19.47%. Tier I ratio rose by 0.81 percentage point on a YOY basis to, 19.12%.

4. Consolidated Capital Adequacy Ratio (Domestic Standard)

March 31

(Millions of Yen)

		2006	2005
Tier I	Capital	419,781	419,781
	Non-cumulative perpetual preferred stock	272,036	272,036
	Newly issued stock	—	—
	Capital surplus	33,333	33,333
	Retained earnings	264,808	150,609
	Minority interest in consolidated subsidiaries	673	802
	Preferred stock issued overseas	—	—
	Net unrealized losses on available-for-sale securities	683	—
	Paid-in amount on treasury stock	—	—
	Treasury stock	0	0
	Foreign currency translation adjustment	64	—
	Goodwill	—	—
	Amount equal to construction adjustments	—	—
	Total (A)	717,977	604,526
	Step-up preferred stock	—	—
Tier II	Forty-five percent of the difference between fair value and book value in respect of land	—	—
	General reserve for possible loan losses	23,468	20,627
	Subordinated debt	—	—
	Total	23,468	20,627
	Tier II capital qualifying as capital (B)	23,468	20,627
Items deducted	(C)	10,123	7,964
Capital	(A) + (B) − (C) (D)	731,322	617,188
Risk-weighted assets	Balance-sheet exposure	3,531,145	3,058,732
	Off-balance-sheet exposure	223,814	241,589
	Total (E)	3,754,960	3,300,322
Capital adequacy ratio (domestic standard)	$\frac{(D)}{(E)} \times 100$	19.47%	18.70%
Tier I ratio (domestic standard)	$\frac{(A)}{(E)} \times 100$	19.12%	18.31%

Notes: 1. The capital adequacy ratio is calculated using the formula stipulated in a Ministry of Finance Notification based on Article 14-2 of the Banking Law, which follows the provisions of Article 17 of the Long-Term Credit Bank Law. The Bank uses the domestic standard.
2. Items deducted (C) are equivalent to the amount held at other financial institutions for their capital-raising purposes. This amount is not included in the consolidated financial statements.

Consolidated Financial Statements

Consolidated Balance Sheets

Aozora Bank, Ltd. and Consolidated Subsidiaries
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
Cash and cash equivalents (Note 3)	¥ 304,527	¥ 171,905	$ 2,593,490
Deposits with banks (Note 12)	61,412	46,699	523,012
Call loans and bills bought	216,164	100,923	1,840,951
Receivables under securities borrowing transactions	300,370	195,729	2,558,082
Monetary claims bought	87,686	78,982	746,778
Trading assets (Notes 4, 12 and 25)	93,886	354,706	799,580
Money held in trust (Note 6)	6,306	2,385	53,705
Securities (Notes 5 and 12)	1,628,154	1,128,650	13,866,078
Loans and bills discounted (Notes 7 and 12)	3,136,255	2,666,389	26,709,719
Foreign exchanges (Note 8)	10,949	2,161	93,250
Other assets (Note 16)	155,481	102,531	1,324,151
Premises and equipment (Note 9)	29,184	28,567	248,548
Deferred charges	218	150	1,857
Deferred tax assets (Note 23)	27,624	14,147	235,260
Customers' liabilities for acceptances and guarantees (Note 10)	19,412	14,690	165,326
Reserve for possible loan losses (Note 11)	(81,686)	(133,133)	(695,680)
TOTAL	¥5,995,947	¥4,775,486	$51,064,107

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
LIABILITIES:			
Deposits (Notes 12 and 13)	¥3,196,307	¥2,374,593	$27,221,148
Debentures (Note 14)	1,060,331	847,993	9,030,243
Call money and bills sold (Note 12)	384,523	372,266	3,274,771
Payables under repurchase agreements (Note 12)	49,788	183,824	424,020
Payables under securities lending transactions (Note 12)	206,654	90,471	1,759,958
Trading liabilities (Note 4)	104,908	88,927	893,446
Borrowed money (Notes 12 and 15)	85,415	47,315	727,431
Foreign exchanges (Note 8)	2	2	17
Other liabilities (Note 16)	146,288	125,614	1,245,853
Liability for employees' retirement benefits (Note 17)	16,331	15,460	139,090
Reserve for credit losses on off-balance-sheet instruments	1,940	1,731	16,522
Acceptances and guarantees (Note 10)	19,412	14,690	165,326
Total liabilities	5,271,902	4,162,891	44,897,825
MINORITY INTERESTS	658	789	5,609
STOCKHOLDERS' EQUITY:			
Capital stock (Note 18):			
Common stock	147,745	147,745	1,258,262
Preferred stock	272,036	272,036	2,316,778
Capital surplus (Note 18)	33,333	33,333	283,882
Retained earnings (Notes 18 and 26)	270,890	156,763	2,307,025
Net unrealized gain (loss) on available-for-sale securities (Note 23)	(683)	1,927	(5,823)
Foreign currency translation adjustments	64		549
Treasury stock-at cost	(0)	(0)	(0)
Total stockholders' equity	723,386	611,805	6,160,673
TOTAL	¥5,995,947	¥4,775,486	$51,064,107

See notes to consolidated financial statements.

Consolidated Statements of Income

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
INCOME:			
Interest income:			
Interest on loans and bills discounted	¥ 52,371	¥ 54,316	$ 446,021
Interest and dividends on securities	23,191	9,982	197,508
Interest on deposits with banks	1,292	501	11,010
Other interest income	12,286	11,782	104,634
Fees and commissions	17,151	10,878	146,073
Trading profits	8,219	5,851	70,002
Other operating income (Note 19)	46,288	26,031	394,209
Other income (Note 20)	60,019	48,721	511,156
Total income	220,821	168,066	1,880,613
EXPENSES:			
Interest expenses:			
Interest on deposits	8,514	8,165	72,510
Interest on debentures	3,939	4,122	33,548
Interest on borrowings and repurchase agreements	4,519	968	38,487
Other interest expenses	19,167	4,436	163,240
Fees and commissions	1,319	843	11,240
Trading losses	453	47	3,865
Other operating expenses (Note 21)	8,687	3,599	73,984
General and administrative expenses	49,404	46,286	420,749
Other expenses (Note 22)	15,760	9,579	134,222
Total expenses	111,765	78,048	951,845
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	109,055	90,017	928,768
INCOME TAXES (Note 23):			
Current	952	706	8,110
Deferred	(12,154)	(813)	(103,514)
Total income taxes	(11,202)	(106)	(95,404)
MINORITY INTERESTS IN NET INCOME	143	231	1,220
NET INCOME	¥120,114	¥ 89,893	$1,022,952

	Yen		U.S. Dollars (Note 1)
	2006	2005	2006
PER SHARE INFORMATION:			
Basic net income per common stock (Note 26)	¥41.14	¥30.48	$0.35
Diluted net income per common stock (Note 26)	28.38	21.24	0.24
Cash dividends applicable to the year:			
Class A Series 4 preferred stock	5.00	5.00	0.04
Class C Series 5 preferred stock	3.72	3.72	0.03
Common stock	0.89	0.89	0.01

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Thousands Outstanding Number of Shares		Millions of Yen						
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock—at Cost
BALANCE, APRIL 1, 2004	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥ 70,335	¥ 3,398		¥(0)
Net income						89,893			
Cash dividends						(3,464)			
Net change in net unrealized gain (loss) on available-for-sale securities							(1,471)		
BALANCE, MARCH 31, 2005	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥156,763	¥ 1,927		¥(0)
Net income						120,114			
Cash dividends						(5,987)			
Net change in net unrealized gain (loss) on available-for-sale securities							(2,611)		
Net change in foreign currency translation adjustments								¥64	
BALANCE, MARCH 31, 2006	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥270,890	¥ (683)	¥64	¥(0)

	Thousands of U.S. Dollars (Note 1)						
	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock—at Cost
BALANCE, MARCH 31, 2005	$1,258,262	$2,316,778	$283,882	$1,335,067	$ 16,416		$(0)
Net income				1,022,952			
Cash dividends				(50,994)			
Net change in net unrealized gain (loss) on available-for-sale securities					(22,239)		
Net change in foreign currency translation adjustments						$549	
BALANCE, MARCH 31, 2006	$1,258,262	$2,316,778	$283,882	$2,307,025	$ (5,823)	$549	$(0)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 109,055	¥ 90,017	$ 928,768
Adjustments for:			
Depreciation and amortization	1,671	751	14,233
Net change in reserve for possible loan losses	(51,447)	(28,596)	(438,147)
Net change in liability for employees' retirement benefits	871	(3,792)	7,418
Net change in reserve for credit losses on off-balance-sheet instruments	209	(6,141)	1,780
Interest income (accrual basis)	(89,142)	(76,583)	(759,173)
Interest expenses (accrual basis)	36,140	17,692	307,785
Net gains on securities	(5,030)	(7,803)	(42,842)
Net gains on money held in trust	(11)	(67)	(102)
Net foreign exchange gains	(26,928)	(246)	(229,335)
Net (gains) losses on disposal of premises and equipment	670	(76)	5,707
Net change in trading assets	260,819	133,743	2,221,252
Net change in trading liabilities	15,981	397	136,101
Net change in loans and bills discounted	(463,997)	303,610	(3,951,606)
Net change in deposits	821,713	(217,475)	6,998,089
Net change in debentures	205,824	(206,980)	1,752,895
Net change in borrowed money (excluding subordinated debt)	43,500	33,300	370,465
Net change in deposits with banks	(14,037)	1,695	(119,550)
Net change in call loans and bills bought and others	(123,944)	(64,123)	(1,055,567)
Net change in receivables under securities borrowing transactions	(104,640)	16,092	(891,168)
Net change in call money and bills sold, payables under purchase agreements and others	(121,779)	4,450	(1,037,125)
Net change in commercial paper		(5,000)	
Net change in payables under securities lending transactions	116,182	(6,850)	989,459
Net change in foreign exchanges (asset)	(8,787)	(806)	(74,837)
Interest and dividends received (cash basis)	84,339	75,346	718,274
Interest paid (cash basis)	(29,850)	(13,297)	(254,221)
Other—net	(68,385)	(22,586)	(582,399)
Subtotal	588,994	16,668	5,016,134
Income taxes—paid	(1,016)	(587)	(8,661)
Net cash provided by operating activities	587,977	16,080	5,007,473
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	(6,576,375)	(3,761,274)	(56,007,288)
Proceeds from sales of securities	1,161,955	568,730	9,895,718
Proceeds from maturities of securities	4,977,319	3,084,883	42,389,023
Increase in money held in trust	(55,820)	(104,098)	(475,394)
Decrease in money held in trust	51,858	44,892	441,647
Purchases of premises and equipment	(2,962)	(1,329)	(25,226)
Proceeds from sale of premises and equipment	172	1,074	1,465
Proceeds from sales of investments in consolidated subsidiaries	81	4,439	690
Net cash used in investing activities	(443,773)	(164,682)	(3,779,365)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of subordinated debt	(5,400)	(14,000)	(45,989)
Dividends paid	(5,987)	(3,464)	(50,994)
Dividends paid to minority stockholders	(194)	(146)	(1,656)
Net cash used in financing activities	(11,582)	(17,610)	(98,639)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	132,622	(166,212)	1,129,469
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	171,905	338,117	1,464,021
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥ 304,527	¥ 171,905	$ 2,593,490

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries (together, the "Group") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law, the Long-term Credit Bank Law of Japan and those related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share data. As a result, the totals do not necessarily agree with the sum of the individual amounts. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.42 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

a. Consolidation—The consolidated financial statements include the accounts of the Bank and consolidated subsidiaries, including Aozora Trust Bank, Ltd., Aozora Loan Services Co., Ltd., and 7 other subsidiaries in 2006 and 2005.

In the year ended March 31, 2006, Aozora Asia Pacific Finance Limited and Aozora Investment Management Limited were newly established and are included in the scope of consolidation. Blue Planet Corporation has been eliminated from the scope of consolidation due to disposition of its shares. Aozora Computer Co., Ltd., which was previously a consolidated subsidiary until the year ended March 31, 2005, merged with Aozora Information Systems Co., Ltd. in the year ended March 31, 2006.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over finance and operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The consolidated financial statements do not include the accounts of certain subsidiaries such as NCM Investments Corporation, because the combined total assets, total income, net income and retained earnings of such subsidiaries would not have had a material effect on the accompanying consolidated financial statements.

Investments in the unconsolidated subsidiaries and certain affiliated companies such as Vietnam International Leasing, Co., Ltd. are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiaries at the date of acquisition is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and due from the Bank of Japan.

c. Trading Assets/Liabilities—Transactions for trading purposes (for the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or arbitrage opportunities) are included in "Trading assets" or "Trading liabilities," as appropriate, on a trade date basis. Trading assets and liabilities are stated at fair value.

Profits and losses on transactions for trading purposes are shown as "Trading profits" and "Trading losses," as appropriate, on a trade date basis.

d. Securities—All securities are classified and accounted for, depending on management's intent, as follows: (1) trading securities which are held for the purpose of earning capital gains in the near term (other than securities booked in trading accounts) are stated at fair value, and the related unrealized gains and losses are recognized in the consolidated statement of income, (2) held-to-maturity debt securities which are expected to be held to maturity with the positive intent and ability to hold to maturity are stated at amortized cost and (3) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. The cost of sale of these securities is determined mainly by the moving-average method.

Non-marketable available-for-sale securities are stated at cost. The cost of sale of these securities is determined by the moving-average method.

For other than temporary declines in fair value, the cost of securities are reduced to net realizable value and the impairment losses are recognized by a charge to income.

As for interests in investment limited partnerships and associations under the Civil Code or silent partnerships similar to investment limited partnerships, the Group records net assets and net income of these entities as assets and profits or losses in proportion to the shares of interests based on their financial statements. The Group records such interests in "Securities."

Securities included in money held in trust on behalf of the Bank are carried in the same manner as for securities mentioned above.

e. Derivatives and Hedging Activities—Derivative financial instruments (other than derivatives booked in trading accounts) are classified and accounted for as follows:

(i) all derivatives other than those used for hedging purpose are recognized as either assets or liabilities and measured at fair value, with gains or losses recognized currently in the consolidated statement of income.

(ii) derivatives used for hedging purpose, if they meet certain hedging criteria, including high correlation and effectiveness between the hedging instruments and the hedged items, are recognized as either assets or liabilities and measured at fair value. Gains or losses on derivatives used for hedging purpose are primarily deferred over the terms of the hedged items and are charged to income when gains and losses on the hedged items are recognized.

Net unrealized gains or losses on qualifying hedges are deferred and included in "Other liabilities" or "Other assets," as appropriate. Gross deferred hedge gains and losses as of March 31, 2006 and 2005 amounted to ¥13,827 million ($117,760 thousand) and ¥25,319 million ($215,635 thousand), and ¥36,603 million and ¥27,034 million, respectively.

Hedges of interest rate risk

The Bank applies deferral hedge accounting to hedges of interest rate risk associated with financial assets and liabilities in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatments on the Application of Accounting Standards for Financial Instruments in the Banking Industry," issued by the Japanese Institute of Certified Public Accountants (the "JICPA") (the "JICPA Industry Audit Committee Report No. 24").

Under the JICPA Industry Audit Committee Report No. 24, hedges to offset changes in fair value of fixed rate instruments (such as loans or deposits) ("fair value hedges") are applied by grouping hedging instruments and hedged items by their maturities. The assessment of hedge effectiveness is generally based on the consideration of interest rate indices affecting the respective fair values of the group of hedging instruments and hedged items.

Prior to April 1, 2003, the Bank had applied macro-hedge accounting for interest rate-related derivatives to manage interest rate risk arising from a pool of financial assets and liabilities as a whole. Deferred hedge gains or losses recorded on the balance sheet at March 31, 2003 were charged to income as interest income or expense over a period within 3 years from the fiscal year ended March 31, 2004, based on the remaining terms and notional amounts of the hedging instruments. Deferred hedge gains and losses on the macro hedges were ¥28,428 million and ¥20,018 million respectively at March 31, 2005, and there were no remaining balances at March 31, 2006.

Hedges of foreign currency risk

The Bank applies deferral hedge accounting to hedges of foreign currency risk associated with foreign-currency-denominated financial assets and liabilities in accordance with "Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry" (the "JICPA Industry Audit Committee Report No. 25").

In accordance with the JICPA Industry Audit Committee Report No. 25, the Bank designates certain currency swaps and foreign exchange swaps for the purpose of funding foreign currencies as hedges for the exposure to changes in foreign exchange rates associated with foreign-currency-denominated assets or liabilities when the foreign currency positions on the hedged assets or liabilities are expected to exceed the corresponding foreign currency positions on the hedging instruments. Hedge effectiveness is reviewed by comparing the total currency position of hedged items with that of hedging instruments by currency.

For hedging the foreign currency exposure of foreign-currency-denominated available-for-sale securities (other than bonds) which were designated in advance, fair value hedge accounting is adopted on a portfolio basis when the cost of the hedged securities are covered with offsetting liabilities denominated in the same foreign currencies as the hedged securities.

Inter- and intra-company derivative transactions
For inter- and intra-company derivative transactions ("internal derivatives"), including currency and interest rate swaps, the Bank currently recognizes gains and losses on internal derivatives or defers them as assets or liabilities without elimination in accordance with the JICPA Industry Audit Committee Reports No. 24 and No. 25, which permit a bank to retain the gains and losses on internal derivatives in its financial statements without elimination if a bank establishes and follows the strict hedging criteria by entering into mirror-image offsetting transactions with external third parties.

Hybrid financial instruments
With regard to hybrid financial instruments whose embedded derivatives can be treated separately, the Bank accounted for such hybrid financial instruments in their entirety on an accrual basis without separating embedded derivatives from the host contracts until the year ended March 31, 2004. From the year ended March 31, 2005, as an internal management system for separate accounting was established, embedded derivatives have been marked to market, separately from host financial assets or liabilities, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the year ended March 31, 2005 increased by ¥2,929 million.

f. Premises and Equipment—Premises and equipment are stated at cost. Depreciation of premises and equipment of the Group is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Bank. The range of useful lives is principally 50 years for buildings and from 5 to 15 years for other premises and equipment.

As to some portion of the headquarter office building and the Fuchu annex building (computer center), renovations are anticipated in the near future. Consequently, the Bank shortened the useful lives of such buildings to the reasonably estimated periods of future use and recorded an extraordinary depreciation of ¥569 million ($4,853 thousand) for the year ended March 31, 2006 which was included in "Other expenses."

g. Long-lived Assets—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group or the net selling price at disposition.

As a result of the above review, the Group recognized no impairment loss for the year ended March 31, 2006.

h. Software—Costs of software developed or obtained for internal use are depreciated over the estimated useful lives of the software (principally 5 years).

i. Deferred Charges—Discounts on debentures are deferred and amortized by the straight-line method over the terms of the debentures. Debenture issuance expenses are deferred and amortized by the straight-line method over the shorter of the terms of the debentures or the 3-year period stipulated in the Enforcement Regulations of the Commercial Code of Japan.

j. Write-off of Loans and Reserve for Possible Loan Losses—Loans to borrowers who are assessed as "legally bankrupt" (in the process of legal proceedings for bankruptcy, special liquidation, etc.) or "de facto bankrupt" (in serious financial difficulties and are not deemed to be capable of restructuring) under the Bank's self-assessment guidelines are written off to the amounts expected to be collected through the disposal of collateral or execution of guarantees. The written-off amounts deemed to be uncollectible were ¥5,717 million ($48,690 thousand) and ¥9,250 million at March 31, 2006 and 2005, respectively.

For loans to borrowers who are assessed as "in danger of bankruptcy" (not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the foreseeable future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment of the borrowers and expected collectible amounts through the disposal of collateral or execution of guarantees. For other loans, the Bank provides a general reserve by applying the estimated loan-loss ratio determined based on the historical experience over a certain defined period.

A reserve for loans to foreign borrowers with specific country exposures is provided for the amount of expected losses based on the assessment of political and economic situation of their respective countries.

All loans are perpetually monitored according to the internal self-assessment guidelines and related rules. On a continuous basis, the operating divisions or branches review and revise the internal credit ratings for the borrowers in accordance with the predefined "borrowers category," and the Credit Examination Division, independent of operating divisions or branches, examines the management of credit accommodation including the suitability of the internal credit ratings. At the fiscal year end, the results of this process are utilized by the operating divisions or branches to compute the write-offs and the reserves, and then the Credit Risk Management Division crosschecks and verifies those amounts.

The consolidated subsidiaries calculate their general reserves by applying the appropriate historical loan-loss ratio. For doubtful loans and loans to borrowers in bankruptcy and reorganization, consolidated subsidiaries provide a specific reserve based on an assessment of individual loans.

k. Liability for Employees' Retirement Benefits—The Group accounts for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method over employees' average remaining service period at incurrence. Net actuarial gain and loss is amortized using the straight-line method over a certain period within employees' average remaining service period commencing from the next fiscal year after incurrence.

l. Reserve for Credit Losses on Off-balance-sheet Instruments—A reserve for credit losses on off-balance-sheet instruments is provided for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same methodology used in determining the amount of reserve for possible loan losses.

m. Lease Transactions—All leases of the Bank and its domestic consolidated subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements.

n. Income Taxes—Deferred income taxes are recorded to reflect expected future consequences of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax rates to the temporary differences. The Bank assesses the realizability of deferred tax assets based on consideration of the available evidence, including future taxable income, future reversal of existing temporary differences and tax planning strategies. The Bank reduces the carrying amount of a deferred tax asset to the extent that it is not probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be realized. Any such reduction may be reversed to the extent that it becomes probable that sufficient taxable income will be available and warrant the realization of tax benefits.

o. Foreign Currency Items—Assets and liabilities denominated in foreign currencies held by the Bank at the year end are translated into Japanese yen at the exchange rates prevailing at the end of the fiscal year except for investments in equity securities of affiliated companies which are translated at historical rates.

The financial statements of foreign subsidiaries are translated into Japanese yen at the exchange rates as of the respective balance sheet dates, except for equity accounts, which are translated at historical rates. Differences arising from such translations are shown as "Foreign currency translation adjustments" as a separate component of stockholders' equity.

p. Dividends—Payments of dividends are accounted for as appropriations of retained earnings in the fiscal year when such appropriations are approved at the general stockholders' meeting or, in the case of interim dividends, at the meeting of the Board of Directors.

Cash dividends charged to retained earnings are those actually paid during the fiscal year and consist of year-end dividends applicable to the preceding year and interim dividends for the current year.

q. Per Share Information—Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the preferred stock at the beginning of the year with an applicable adjustment for related dividends to preferred stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the fiscal year.

r. New Accounting Pronouncements—
Business Combination and Business Separation
In October 2003, the Business Accounting Council issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:
(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor stockholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any stockholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock Options
On December 27, 2005, ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of stockholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors
Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general stockholders' meeting. ASBJ issued ASBJ Practical Issues Task Force No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be accounted for as a reduction of retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. Companies must accrue bonuses to directors and corporate auditors at the fiscal year end to which such bonuses are attributable.

3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Cash on hand	¥ 17,259	¥ 21,958	$ 146,993
Due from the Bank of Japan	287,267	149,947	2,446,497
Total	¥304,527	¥171,905	$2,593,490

4. Trading Assets and Liabilities

Trading assets and liabilities as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Trading assets:			
Trading securities	¥ 5	¥ 2	$ 44
Derivatives of trading securities		7	
Derivatives of securities held to hedge trading transactions	68	25	583
Derivatives of trading transactions	93,812	88,201	798,953
Other		266,469	
Total	¥ 93,886	¥354,706	$799,580
Trading liabilities:			
Derivatives of trading securities		¥ 4	
Derivatives of securities held to hedge trading transactions	¥ 12	155	$ 104
Derivatives of trading transactions	104,896	88,767	893,342
Total	¥104,908	¥ 88,927	$893,446

5. Securities

The amounts shown in the following tables include trading securities and commercial paper classified as "Trading assets" and beneficiary interests in loan trusts classified as "Monetary claims bought" in addition to "Securities" stated in the consolidated balance sheets.

Securities as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Japanese national government bonds	¥ 732,100	¥ 538,212	$ 6,234,890
Japanese local government bonds	3,369	5,964	28,694
Japanese corporate bonds	75,494	66,039	642,942
Japanese stocks	40,643	1,388	346,140
Foreign bonds	431,109	305,529	3,671,519
Other	345,437	211,515	2,941,893
Total	¥1,628,154	¥1,128,650	$13,866,078

As of March 31, 2006 and 2005, securities included equity investments in unconsolidated subsidiaries and affiliated companies, amounted to ¥10,165 million ($86,575 thousand) and ¥8,001 million, respectively.

The carrying amounts and aggregate fair values of securities as of March 31, 2006, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥ 739,415	¥ 5	¥ 7,349	¥ 732,070
Japanese local government bonds	2,946	22	41	2,926
Japanese corporate bonds	7,665	48	5	7,708
Japanese stocks	1,772	1,684		3,456
Foreign bonds	337,921	12	7,980	329,953
Other*	129,136	13,377	457	142,057
Held-to-maturity:				
Japanese national government bonds	29		0	29
Total	¥1,218,886	¥15,150	¥15,833	¥1,218,202

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	$ 6,297,183	$ 43	$ 62,591	$ 6,234,635
Japanese local government bonds	25,090	189	355	24,924
Japanese corporate bonds	65,279	414	49	65,644
Japanese stocks	15,094	14,344		29,438
Foreign bonds	2,877,883	109	67,963	2,810,029
Other*	1,099,786	113,927	3,891	1,209,822
Held-to-maturity:				
Japanese national government bonds	255		1	254
Total	$10,380,570	$129,026	$134,850	$10,374,746

* As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to such interests in the partnerships are included in "Other".

The carrying amounts and aggregate fair values of securities as of March 31, 2005, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥538,144	¥ 136	¥ 98	¥538,182
Japanese local government bonds	5,401	89	2	5,488
Japanese corporate bonds	12,808	176	5	12,979
Foreign bonds	185,654	17	2,062	183,610
Other*	94,860	5,461	462	99,858
Held-to-maturity:				
Japanese national government bonds	29	0		30
Total	¥836,899	¥5,881	¥2,630	¥840,150

* As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to such interests in the partnerships are included in "Other".

Individual marketable securities are written down when a substantial decline in fair value of such securities is deemed to be other than temporary. For the years ended March 31, 2006 and 2005, no impairment losses were recorded with respect to marketable securities. A decline in fair value is determined to be substantial and other than temporary in principle when the fair value declines by 30% or more compared to the acquisition cost.

Securities whose fair value was not readily determinable as of March 31, 2006 and 2005, were mainly as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Available-for-sale:			
Japanese unlisted bonds	¥ 68,228	¥ 53,535	$581,066
Japanese stocks	37,123	1,330	316,159
Beneficial interests in loan trust	12,041	9,200	102,549
Investments in partnerships	58,591	44,065	498,994
Foreign securities	101,808	122,565	867,045

The Bank changed its intent with respect to certain "Available-for-sale securities" totalling ¥3,307 million ($28,172 thousand) and classified them as "Trading securities" in the year ended March 31, 2006. This resulted in an increase in income before income taxes and minority interest of ¥372 million ($3,172 thousand).

Securities received under unsecured lending agreements or with cash collateral, and securities received under repurchase agreements, which permit borrowers to sell or repledge such securities received, amounted to ¥300,860 million ($2,562,263 thousand) and ¥195,600 million as of March 31, 2006 and 2005, respectively. As of March 31, 2005 loaned securities under such agreements amounted to ¥17,835 million. There were no loaned securities under such agreements as of March 31, 2006.

Proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales for the years ended March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Proceeds from sales	¥1,162,564	¥569,325	$9,900,904
Gross realized gains	18,407	6,314	156,764
Gross realized losses	6,976	1,304	59,411

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity as of March 31, 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
March 31, 2006	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
Due in one year or less	¥ 635,985		$ 5,416,332	
Due after one year through five years	295,689	¥29	2,518,224	$255
Due after five years through ten years	95,305		811,666	
Due after ten years	227,753		1,939,648	
Total	¥1,254,734	¥29	$10,685,870	$255

The carrying values and the related valuation gains for trading securities as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Carrying value	¥138,768	¥328,109	$1,181,814
Valuation gains	15,061	3,429	128,269

6. Money Held in Trust

The carrying values and related valuation gains for money held in trust classified as trading purpose as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Carrying value	¥5,806	¥2,385	$ 49,454
Valuation gains		39	

The cost and carrying values for other money held in trust as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Cost	¥499		$4,257
Carrying value	499		4,251

7. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Bills discounted	¥ 3,445	¥ 6,181	$ 29,347
Loans on notes	263,883	291,925	2,247,350
Loans on deeds	2,587,487	2,176,465	22,036,174
Overdrafts	281,437	191,817	2,396,848
Total	¥3,136,255	¥2,666,389	$26,709,719

The following loans were included in loans and bills discounted as of March 31, 2006 and 2005:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans to bankrupt borrowers	¥ 3,077	¥ 2,367	$ 26,209
Past due loans	18,268	88,264	155,586
Loans overdue for three months or more		46	
Restructured loans	5,004	8,857	42,621
Total	¥26,350	¥99,535	$224,416

The above amounts are stated after write-offs of uncollectible amounts but before deduction of the reserve for possible loan losses.

Loans to bankrupt borrowers are loans to borrowers who are legally bankrupt and are placed on non-accrual status.

Past due loans are non-accrual loans on which accrued interest income is not recognized, excluding loans to bankrupt borrowers and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties. Past due loans include loans to borrowers who are in danger of bankruptcy and de facto bankrupt under the self-assessment guidelines.

Loans overdue for three months or more are accruing loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt borrowers and past due loans.

Restructured loans are loans where lending conditions are relaxed, such as by reducing the interest rate, or by forbearing interest payments or principal repayments to support the borrower's recovery, excluding loans to bankrupt borrowers, past due loans and loans overdue for three months or more.

Certain problem loans, for which the Bank was entitled to exercise its cancellation right to return to the Deposit Insurance Corporation of Japan under articles of "Warranty of Loan-Related Assets" described in the Share Purchase Agreement regarding the transfers of the Bank's shares as of June 30, 2000 were not included in the above amounts. Such problem loans amounted to ¥26,631 million ($226,804 thousand) and ¥29,527 million as of March 31, 2006 and 2005, respectively.

Overdraft contracts and contracts for loan commitments are those by which the Bank is bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥657,801 million ($5,602,127 thousand) and ¥362,407 million as of March 31, 2006 and 2005, respectively.

¥474,791 million ($4,043,529 thousand) and ¥272,305 million of these amounts relate to contracts with original contractual terms of one year or less as of March 31, 2006 and 2005, respectively.

The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥50,000 million ($425,822 thousand) and ¥100,000 million as of March 31, 2006 and 2005, respectively. Subordinated certificates retained and recorded as loans and bills discounted by the Bank amounted to ¥17,378 million ($148,000 thousand) and ¥34,603 million as of March 31, 2006 and 2005, respectively.

Bills discounted are accounted for as financing transactions in accordance with the JICPA Industry Audit Committee Report No.24, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2006 and 2005 were ¥3,445 million ($29,347 thousand) and ¥6,181 million, respectively.

The outstanding amount which was accounted for as sales of loans to participants for loan participations in accordance with the JICPA Accounting Standard Committee Report No. 3 issued on June 1, 1995, was ¥74,799 million ($637,023 thousand) as of March 31, 2006.

8. Foreign Exchanges

Foreign exchanges as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Assets:			
Due from foreign banks	¥10,949	¥2,161	$93,250
Total	¥10,949	¥2,161	$93,250
Liabilities:			
Due to foreign banks	¥ 2	¥ 2	$ 17
Total	¥ 2	¥ 2	$ 17

9. Premises and Equipment

Accumulated depreciation amounted to ¥23,347 million ($198,839 thousand) and ¥22,183 million as of March 31, 2006 and 2005, respectively.

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets representing the Bank's right of indemnity from customers.

11. Reserve for Possible Loan Losses

Reserve for possible loan losses as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
General reserve	¥62,677	¥ 95,927	$533,788
Specific reserve	18,653	36,523	158,862
Reserve for loans to restructuring countries	355	683	3,030
Total	¥81,686	¥133,133	$695,680

12. Collateral

The carrying amounts of assets pledged as collateral and the collateralized debt as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Assets pledged as collateral:			
Loans and bills discounted	¥243,977	¥277,055	$2,077,816
Securities	393,355	382,340	3,349,990
Trading assets		133,605	
Total	¥637,333	¥793,001	$5,427,806
Collateralized debts:			
Deposits	¥ 20,000	¥ 30,000	$ 170,329
Borrowed money	100	100	852
Call money and bills sold	171,700	153,400	1,462,271
Payables under repurchase agreements	49,788	183,824	424,020
Payables under securities lending transactions	206,654	72,756	1,759,958
Total	¥448,242	¥440,081	$3,817,430

In addition, the following assets were pledged or deposited as margin money for future trading and collateral for transactions including exchange settlement and derivatives as of March 31, 2006 and 2005:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Securities	¥105,884	¥127,940	$ 901,762
Deposits with banks	1,630		13,882
Total	¥107,514	¥127,940	$ 915,644

13. Deposits

Deposits as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current deposits	¥ 100,644	¥ 44,002	$ 857,131
Ordinary deposits	326,919	297,588	2,784,191
Deposits at notice	25,489	13,088	217,082
Time deposits	1,818,761	1,469,497	15,489,370
Negotiable certificates of deposit	870,824	515,480	7,416,317
Other	53,667	34,936	457,057
Total	¥3,196,307	¥2,374,593	$27,221,148

14. Debentures

Debentures as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars	
	2006	2005	2006	Interest Rates
One-year discount debentures	¥ 36,030	¥ 40,861	$ 306,853	0.03%-0.06%
One-year coupon debentures	76,050	26,900	647,676	0.10%-0.45%
Two-year coupon debentures	517,700	465,700	4,408,959	0.15%-0.80%
Three-year coupon debentures	106,750	39,850	909,130	0.20%-1.20%
Five-year coupon debentures	323,800	274,681	2,757,625	0.10%-1.80%
Total	¥1,060,331	¥847,993	$9,030,243	

Annual maturities of debentures as of March 31, 2006 for the next five years and thereafter were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 415,300	$3,536,879
2008	303,940	2,588,492
2009	185,004	1,575,579
2010	77,204	657,509
2011	78,878	671,765
2012 and thereafter	2	19
Total	¥1,060,331	$9,030,243

15. Borrowed Money

The weighted averaged annual interest rates applicable to borrowed money were 1.19% and 1.12% as of March 31, 2006 and 2005, respectively.

Borrowed money includes subordinated borrowings, which were ¥5,400 million as of March 31, 2005.

Annual maturities of borrowed money as of March 31, 2006 for the next five years and thereafter were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 500	$ 4,258
2008	1,100	9,369
2009	1,015	8,644
2010	9,500	80,906
2011	14,500	123,488
2012 and thereafter	58,800	500,766
Total	¥85,415	$727,431

16. Other Assets and Liabilities

Other assets and liabilities as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Other assets:			
Accrued income	¥ 10,310	¥ 5,634	$ 87,811
Accounts receivables	61,762	1,318	525,995
Investments in partnerships	4,000	4,751	34,067
Derivative financial instruments	22,338	40,330	190,244
Financial stabilization fund	32,628	32,628	277,874
Deferred losses on hedging instruments	11,492		97,874
Advance payment in software development	5,116	1,358	43,578
Other	7,832	16,510	66,708
Total	¥155,481	¥102,531	$1,324,151
Other liabilities:			
Accrued expenses	¥ 23,817	¥ 15,636	$ 202,838
Derivatives other than for trading	17,770	14,430	151,345
Deferred gains on hedging instruments		9,569	
Matured debentures	20,500	23,652	174,594
Other	84,199	62,325	717,076
Total	¥146,288	¥125,614	$1,245,853

17. Liability for Employees' Retirement Benefits

The Bank has employees' retirement benefits plans. Such retirement benefits are made in the form of a lump-sum severance payment from the Bank and annuity payments from trustees.

The liability for employees' retirement benefits plans as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Projected benefit obligation	¥ 38,893	¥ 38,860	$ 331,232
Fair value of plan assets	(20,404)	(16,751)	(173,773)
Unrecognized prior service cost	1,132	1,321	9,643
Unrecognized actuarial loss	(3,289)	(7,969)	(28,012)
Net liability	¥ 16,331	¥ 15,460	$ 139,090

Note: Certain subsidiaries apply the simplified method, which allows certain small-sized plans to use certain proxy measures instead of strict actuarial computations for the calculation of liability for employees' retirement benefits.

In accordance with the enactment of the Defined Benefit Enterprise Pension Plan Law, the Bank obtained an approval from the Minister of Health, Labor and Welfare for the transfer of past retirement benefit obligations with respect to the substitutional portion of the Employees' Pension Fund of Japanese Government on January 1, 2005. The Bank derecognized the past retirement benefit obligations and related plan assets and recognized a gain of ¥4,492 million, which was recorded as "Other income" for the year ended March 31, 2005.

The components of net periodic benefit costs of the employees' retirement benefits plans for the years ended March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Service cost	¥1,483	¥1,216	$12,632
Interest cost	739	931	6,300
Expected return on plan assets	(461)	(323)	(3,927)
Amortization of prior service cost	(188)	(299)	(1,607)
Recognized actuarial loss	2,879	1,790	24,528
Others	78		668
Net periodic retirement benefit costs	¥4,531	¥3,316	$38,592

Note: All of retirement benefit costs are classified as service cost for the subsidiaries applying the simplified method.

Other than those above, extra retirement benefits of ¥1,264 million ($10,765 thousand) were expensed for the year ended March 31, 2006. No extra retirement benefits were expensed for the year ended March 31, 2005.

Assumptions used for the years ended March 31, 2006 and 2005, were as follows:

	2006	2005
Discount rate	1.9%	1.9%
Expected rate of return on plan assets		
Corporate pension fund system	2.8%	—
Approved retirement annuities	—	0.2%
Fund of welfare pension	—	2.0%
Amortization period of prior service cost	9 years as average remaining service period	9–12 years as average remaining service period
Recognition period of actuarial gain/loss	5 years or average remaining service period if less than 5 years	5 years or average remaining service period if less than 5 years

18. Stockholders' Equity

(1) Capital Stock and Capital Surplus

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all capital shares are issued with no par value and at least 50% of the issue price of new shares are required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the stockholders' accounts.

The Code permits the transfer of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits the transfer of unappropriated retained earnings, available for dividends, to stated capital by resolution of the stockholders.

The Code allows Japanese companies to purchase treasury stock by a resolution of the stockholders at the general stockholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders' meeting.

Capital stock as of March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Common stock—authorized, 5,189,000 thousand shares and outstanding, 2,834,870 thousand shares	¥147,745	¥147,745	$1,258,262
Preferred stock—authorized, 76,144 thousand shares; issued and outstanding, 48,144 thousand shares of Class A Series 4 preferred stock	12,036	12,036	102,504
Preferred stock—authorized, 867,000 thousand shares; issued and outstanding, 866,667 thousand shares of Class C Series 5 preferred stock	260,000	260,000	2,214,274
Total	¥419,781	¥419,781	$3,575,040

The amounts of treasury stock were less than one million at March 31, 2006 and 2005. The number of treasury shares at March 31, 2006 and 2005 was 705 shares.

The Class A Series 4 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥500 per share which are convertible into shares of common stock. The conversion rate for the Class A Series 4 preferred stock is 5 shares of the common stock for each share of the Class A Series 4 preferred stock. Shares of the Class A Series 4 preferred stock are convertible on or after October 1, 1998, and up to March 31, 2018, at the option of the preferred stockholder. The Class A Series 4 preferred stockholder shall be entitled, in priority to any payment of dividends on common shares, to an annual dividend of ¥5 per share and not more than ¥5 per share.

Unless previously converted at the option of the preferred stockholder, all outstanding preferred stock will be mandatorily exchanged for fully paid shares of common stock on April 1, 2018, at the number of shares of common stock calculated by the average market price per share during a certain period preceding April 1, 2018. If the Bank does not list its shares on a stock exchange, the number of issued common shares will be calculated by net assets per share. The Class A Series 4 preferred stockholder receives a liquidation preference of ¥500 per share and does not have the right to participate in any further liquidation distribution.

The Class C Series 5 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥300 per share, which are convertible into shares of common stock. The initial conversion price is ¥225 per share. The conversion price to the common stock is to be modified on October 3 annually from 2006 between ¥225 per share and ¥270 per share based on its market price. Shares of the Class C Series 5 preferred stock are convertible on or after October 3, 2005, and up to October 3, 2012, at the option of the preferred stockholder. If the Bank does not list its shares on a stock exchange, the conversion price to the common stock is to be modified based on net assets per share of the Bank. The Class C Series 5 preferred stockholder shall be entitled, in priority to any payment of dividends on common shares, to an annual dividend of ¥3.72 per share and not more than ¥3.72 per share.

Unless previously converted at the option of the preferred stockholder, all outstanding preferred stock will be mandatorily exchanged for fully paid shares of common stock on October 2, 2012, at the number of shares of common stock calculated by the average market price per share during a certain period preceding October 3, 2012. If the Bank does not list its shares on a stock exchange, the number of issued common shares will be calculated by net assets per share. The Class C Series 5 preferred stockholder receives liquidation preference of ¥300 per share and does not have the right to participate in any further liquidation distribution.

(2) Retained Earnings

Under the Banking Law of Japan, an amount equivalent to at least 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be available for dividends by resolution of the stockholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥188,701 million ($1,607,062 thousand) as of March 31, 2006, based on the amount recorded in the Bank's general books of account.

Dividends are approved by the stockholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

(3) New Corporate Code

On May 1, 2006, a new corporate code (the "Corporate Code") became effective, which reformed and replaced certain provisions of the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Code that affect financial and accounting matters are summarized below.

(a) Dividends

Under the Corporate Code, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the stockholders' meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) the normal term of service of the directors is prescribed as one year rather than two years by its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) if the company has prescribed so in its articles of incorporation.

The Corporate Code permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Code also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfer of Capital Stock, Reserve, and Surplus

The Banking Law of Japan, which is described in the first paragraph of (2) Retained Earnings, applies and continues to be effective after May 1, 2006.

The Corporate Code also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the stockholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Code also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the stockholders which is determined by specific formula.

Under the Corporate Code, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of stockholders' equity.

The Corporate Code also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of stockholders' equity or direct deduction from stock acquisition rights.

On December 9, 2005, ASBJ published a new accounting standard for presentation of stockholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of stockholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

19. Other Operating Income

Other operating income for the years ended March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Gain on sales of bonds	¥ 3,343	¥ 5,603	$ 28,476
Gains on foreign exchange transactions	3,738	2,832	31,840
Gain on redemption of bonds	2,533	12	21,575
Other	36,672	17,583	312,318
Total	¥46,288	¥26,031	$394,209

20. Other Income

Other income for the years ended March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Gain on sales of stocks and other securities	¥ 6,188	¥ 711	$ 52,702
Reversal of reserve for possible loan losses	46,930	25,115	399,681
Reversal of reserve for credit losses on off-balance-sheet instruments		6,141	
Gain on transfer of the substitutional portion of the governmental pension program		4,492	
Other	6,901	12,259	58,773
Total	¥60,019	¥48,721	$511,156

21. Other Operating Expenses

Other operating expenses for the years ended March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Amortization of debenture issuance costs	¥ 203	¥ 190	$ 1,735
Loss on sales of bonds	6,890	1,304	58,680
Loss on derivatives	508	208	4,328
Other	1,085	1,896	9,241
Total	¥8,687	¥3,599	$73,984

22. Other Expenses

Other expenses for the years ended March 31, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Provision for reserve for credit losses on off-balance-sheet instruments	¥ 209		$ 1,780
Write-off of claims	6,310	¥5,226	53,744
Loss on sales of stocks and other securities	85		731
Loss on write-down of stocks	58	2	500
Loss on disposal of premises and equipment	673	62	5,733
Extraordinary depreciation expense	569		4,853
Other	7,853	4,287	66,881
Total	¥15,760	¥9,579	$134,222

23. Income Taxes

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.6% for the years ended March 31, 2006 and 2005.

The Group files a tax return under the consolidated corporate-tax system which allows companies to base tax payments on the combined profits or losses of the Bank and its wholly owned domestic subsidiaries.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Deferred tax assets:			
Tax loss carryforwards	¥ 68,547	¥ 90,846	$ 583,782
Reserve for possible loan losses	29,327	51,986	249,768
Other	31,953	26,101	272,132
Less valuation allowance	(102,204)	(153,464)	(870,422)
Total	¥ 27,624	¥ 15,469	$ 235,260
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities		¥ (1,322)	
Net deferred tax assets	¥ 27,624	¥ 14,147	$ 235,260

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2006 and 2005, is as follows:

	2006	2005
Normal effective statutory tax rate	40.6%	40.6%
Expenses not deductible for income tax purposes	(0.0)	(0.2)
Valuation allowance	(50.5)	(39.0)
Other—net	(0.3)	(1.5)
Actual effective tax rate	(10.2)%	(0.1)%

As of March 31, 2006, the Bank and a consolidated subsidiary have tax loss carryforwards which are available to be offset against taxable income in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 5,171	$ 44,039
2010	61,297	522,039
2011	101,926	868,052
2013	157	1,340
Total	¥168,552	$1,435,470

24. Lease Transactions

The Group leases certain equipment and other assets.

Lease payments under finance leases were ¥1,279 million ($10,899 thousand) and ¥1,290 million for the years ended March 31, 2006 and 2005, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease and depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005, was as follows:

Assumed amounts of acquisition costs, accumulated depreciation and net leased property as of March 31, 2006 and 2005, were as follows:

March 31, 2006:

	Millions of Yen			Thousands of U.S. Dollars		
	Equipment	Other	Total	Equipment	Other	Total
Acquisition cost	¥4,432	¥1,159	¥5,592	$37,750	$9,876	$47,626
Accumulated depreciation	2,192	407	2,599	18,674	3,468	22,142
Net leased property	¥2,239	¥ 752	¥2,992	$19,076	$6,408	$25,484

March 31, 2005:

	Millions of Yen		
	Equipment	Other	Total
Acquisition cost	¥5,320	¥690	¥6,010
Accumulated depreciation	2,482	180	2,662
Net leased property	¥2,837	¥509	¥3,347

Assumed amounts of obligations under finance leases as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥1,276	¥1,277	$10,869
Due after one year	1,730	2,078	14,736
Total	¥3,006	¥3,355	$25,605

Assumed amounts of depreciation expense under finance lease for the years ended March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	¥1,263	¥1,278	$10,757

Depreciation expense is calculated using the straight-line method with zero residual value.

The amounts of acquisition cost, obligations and depreciation expense include interest expense, due to its immateriality.

The minimum rental commitments under noncancelable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥34	¥10	$297
Due after one year	10	0	92
Total	¥45	¥10	$389

25. Derivatives

a. Derivatives Transactions

Type of derivative financial instruments dealt

Derivative positions in the Bank involve interest rate-related transactions (such as interest rate futures, interest rate options and interest rate swaps), currency-related transactions (such as currency swaps, foreign exchange forward contracts and currency options), stock and bond-related futures and options, and credit derivatives and others.

Policy and purpose to use derivatives

Derivative activities are significant to the Bank's business operations. The Bank has been using derivatives actively, while controlling the various risks of derivatives, such as market and credit risks. The purpose of its use of derivatives is to offer customers products to hedge market risks such as interest rate risk and foreign exchange risk and to take proprietary trading positions by exploiting short-term fluctuations and differences across markets in interest rates, foreign exchange rates, securities prices and other factors. In order to stabilize and maximize earnings, the Bank also uses derivatives in ALM operations, helping to maintain interest rate risk and other risks of on-balance-sheet assets and liabilities at an appropriate level.

As regards hedging activities to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with the general requirements of the JICPA Industry Audit Committee Report No. 24. The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows; the Bank specifies the items to be hedged such as deposits or loans and the hedging instruments to be used such as interest rate swaps and divides them into groups by remaining periods to maturity, and evaluates the hedging effectiveness within each group.

Risk associated with derivatives

The two most significant derivatives-related risks are market and credit risks. Market risk can result in loss due to the volatility of factors such as interest rates and foreign exchange rates. Credit risk occurs when the counterparties to a transaction fail to fulfill their obligations under a contract.

Risk control system for derivatives

The Bank strives to develop and maintain a proper risk control system to avert unexpected losses and to pursue reliable and sound business operations whereby the Bank takes risks commensurate with its financial strength to earn profits.

The Bank's basic philosophy of risk control is documented in the "Master Policy for Risk Management". The Board of Directors establishes a basic framework of risk control, and within that framework responsible divisions control various risks, including market risk and credit risk. In addition, the Risk Management Division manages market risk, operational risk, and other related risks, and the Credit Risk Management Division manages credit risk, in accordance with the characteristics of each risk type. The Internal Audit Division audits the appropriateness and effectiveness of the risk control system.

The Board of Directors, the Management Committee and the other committees are informed about the risks by the responsible divisions and use this information for management decisions in order to maintain and improve the risk control system. The Internal Audit Division and the Credit Audit Division report their audit results to the Board of Directors or such committees.

For market risk, the maximum estimated loss is calculated on a daily basis using the value-at-risk method and the result is monitored based on specified limits. If an actual loss exceeds a maximum estimate, causal analysis is conducted.

During the 246 business days from April 2005 to March 2006 and the 245 business days from April 2004 to March 2005, the actual value-at-risk figure in trading operations at the Bank's head office were estimated as follows:

Value-at-risk (Supplemental Information)

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Maximum	¥142	¥234	$1,207
Minimum	41	65	347
Average	85	134	722

As to credit risk, the exposure is calculated by the current exposure method, the sum of the replacement cost and the potential cost in connection with expected changes in market conditions, and is controlled together with credit risk related to on-balance-sheet transactions such as lending. These risks are managed in line with internal regulations.

(Supplemental information)
Credit risk equivalent amounts estimated for capital adequacy ratio calculation purposes (based on a standard for domestic operations) as of March 31, 2006 and 2005, were ¥144.8 billion ($1,233.9 million) and ¥143.8 billion, respectively.

Supplementation to market-value calculation
OTC derivatives in the trading account are valued in accordance with internal rules established in line with the Long-term Credit Bank Law Enforcement Regulations.

b. Fair Value of Derivatives Transactions

The Group had the following derivatives contracts, which were quoted on listed exchanges, outstanding as of March 31, 2006 and 2005:

	Millions of Yen			Thousands of U.S. Dollars		
	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)
March 31, 2006						
Interest rate contracts:						
Futures written	¥449,843	¥ 347	¥ 347	$3,831,062	$ 2,959	$ 2,959
Futures purchased	178,878	(254)	(254)	1,523,410	(2,172)	(2,172)
Options written	23,484	(2)	0	200,000	(25)	6
Bonds contracts:						
Futures written	177,979	624	624	1,515,755	5,317	5,317
Futures purchased	21,522	0	0	183,294	3	3
Futures options written	587	(1)	0	5,000	(10)	1
Futures options purchased	6,761	26	7	57,582	222	60
March 31, 2005						
Interest rate contracts:						
Futures written	¥ 56,526	¥(48)	¥(48)			
Futures purchased	37,397	39	39			
Options written	53,700	0	1			
Options purchased	53,700	1	(2)			
Bonds contracts:						
Futures written	9,885	(90)	(90)			
Futures purchased	4,742	26	26			
Futures options written	3,000	(4)	0			
Futures options purchased	2,000	7	(0)			
Equity contracts:						
Futures index written	754	(1)	(1)			
Futures index purchased	1,818	(15)	(15)			
Options index written	8,125	(109)	13			
Options index purchased	830	3	0			

Notes: 1. Derivatives which qualify for hedge accounting are not included in the above table.
2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.
3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.

The Group had the following derivatives contracts, which were not quoted on listed exchanges, outstanding as of March 31, 2006 and 2005:

	Millions of Yen			Thousands of U.S. Dollars		
	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)
March 31, 2006						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥10,363,458	¥(47,906)	¥(47,906)	$88,259,735	$(407,991)	$(407,991)
Receive floating and pay fixed	10,898,034	68,654	68,654	92,812,421	584,696	584,696
Receive floating and pay floating	568,077	70	70	4,838,000	596	596
Other written	319,151	(850)	(850)	2,718,034	(7,245)	(7,245)
Other purchased	117,842	611	611	1,003,594	5,207	5,207
Foreign exchange contracts:						
Currency swaps	1,173,253	(474)	(474)	9,991,941	(4,045)	(4,045)
Forward exchange contracts written	189,335	(5,105)	(5,105)	1,612,466	(43,478)	(43,478)
Forward exchange contracts purchased	286,403	13,526	13,526	2,439,135	115,201	115,201
Options written	300,706	(11,973)	1,067	2,560,946	(101,970)	9,090
Options purchased	347,798	6,727	(3,406)	2,962,001	57,295	(29,011)
Commodity derivatives:						
Commodity swaps:						
Receive fixed and pay floating	322	(1)	(1)	2,746	(13)	(13)
Receive floating and pay fixed	312	10	10	2,664	92	92
Credit derivatives:						
Written	459,577	1,928	1,928	3,913,964	16,427	16,427
Purchased	505,070	(1,501)	(1,501)	4,301,399	(12,791)	(12,791)
March 31, 2005						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥11,058,909	¥119,734	¥76,050			
Receive floating and pay fixed	11,013,258	(98,984)	(73,124)			
Receive floating and pay floating	260,303	156	156			
Other written	126,627	(136)	(136)			
Other purchased	45,055	221	221			
Foreign exchange contracts:						
Currency swaps	686,076	501	501			
Forward exchange contracts written	216,176	(1,715)	(1,715)			
Forward exchange contracts purchased	286,748	1,167	1,167			
Options written	255,283	(7,721)	3,854			
Options purchased	286,553	9,717	649			
Credit derivatives:						
Written	268,272	2,786	2,786			
Purchased	294,665	(1,413)	(1,413)			

Notes: 1. Derivatives which qualify for hedge accounting are not included in the above table.

2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.

3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.

26. Per Share of Common Stock

The reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005, is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	Weighted Average Shares	EPS	
Year Ended March 31, 2006				
Basic EPS—Net income available to common stockholders	¥116,650	2,834,870	¥41.14	$0.35
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥120,114	4,231,146	¥28.38	$0.24
Year Ended March 31, 2005				
Basic EPS—Net income available to common stockholders	¥86,428	2,834,870	¥30.48	
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥89,893	4,231,146	¥21.24	

27. Segment Information

(a) Business Segment Information

The Group is engaged in banking activities and other activities such as trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income

The composition of this volume of transactions did not reach 10% of operating income, therefore foreign operating income segment information is not presented.

28. Subsequent Events

Appropriation of Retained Earnings

The following appropriation of retained earnings as of March 31, 2006 was approved at the general stockholders meeting held on June 23, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Appropriations—Legal reserve	¥3,646	$31,059
Year-end dividends:		
Class A Series 4 preferred stock, ¥5 ($0.04) per share	240	2,050
Class C Series 5 preferred stock, ¥3.72 ($0.03) per share	3,224	27,457
Common stock, ¥0.89 ($0.01) per share	2,523	21,487
Total	¥9,634	$82,053

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aozora Bank, Ltd.:

We have audited the accompanying consolidated balance sheets of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.e, the Bank changed its method of accounting for hybrid financial instruments in the year ended March 31, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2006

Member of
Deloitte Touche Tohmatsu

Income Analysis (Consolidated)

Interest-Earning Assets and Interest-Bearing Liabilities

Years Ended March 31

(Millions of Yen, %)

	Average balance			Interest income/expense			Return/rates		
	2006	2005	Change	2006	2005	Change	2006	2005	Change
Balance of interest-earning assets	4,768,307	4,300,350	468,036	89,142	76,583	12,559	1.86	1.78	0.08
Loans and bills discounted	2,702,809	2,783,452	(80,643)	52,310	54,286	(1,976)	1.93	1.95	(0.02)
Securities	1,578,636	1,097,806	480,262	23,191	9,982	13,209	1.46	0.90	0.56
Call loans and bills bought	147,152	65,286	81,866	61	30	31	0.04	0.04	—
Receivables under securities borrowing transactions	226,911	253,487	(26,576)	27	63	(36)	0.01	0.02	(0.01)
Cash and due from banks	33,689	29,763	3,926	1,292	501	791	3.83	1.68	2.15
Balance of interest-bearing liabilities	4,129,232	4,099,008	30,224	36,126	17,688	18,438	0.87	0.43	0.44
Debentures	848,622	924,969	(76,347)	3,939	4,122	(183)	0.46	0.44	0.02
Deposits	1,847,642	1,897,171	(49,529)	8,287	7,982	305	0.44	0.42	0.02
Negotiable certificates of deposit	642,576	544,734	97,842	226	183	43	0.03	0.03	—
Borrowed money	57,150	30,114	27,036	129	331	(202)	0.22	1.10	(0.88)
Commercial paper	—	54	(54)	—	0	(0)	—	0.07	(0.07)
Call money and bills sold	476,365	456,717	19,648	4,389	636	3,753	0.92	0.13	0.79
Payables under repurchase agreements	76,994	150,181	(73,187)	2,181	441	1,740	2.83	0.29	2.54
Payables under securities lending transactions	182,936	94,457	88,479	5,904	840	5,064	3.22	0.88	2.34

Note: Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (¥4 million for the fiscal year ended March 31, 2005, and ¥13 million for the fiscal year ended March 31, 2006). Fees and commissions (expenses) are shown after deductions of bond redemption fees (nil for the fiscal year ended March 31, 2005, and ¥1 million for the fiscal year ended March 31, 2006).

Fees and Commissions

Years Ended March 31

(Millions of Yen)

	2006	2005	Change
Net fees and commissions	15,832	10,035	5,797
Fees and commissions received	17,151	10,878	6,273
Debentures, deposits and loan operations	10,096	5,892	4,204
Foreign exchange operations	187	190	(3)
Securities-related operations	2,294	1,611	683
Agency services	1,396	784	612
Safekeeping and safe deposit box services	7	8	(1)
Guarantee operations	154	140	14
Fees and commissions paid	1,319	843	476
Foreign exchange operations	75	92	(17)

Trading Revenues

Years Ended March 31

(Millions of Yen)

	2006	2005	Change
Net trading revenues	7,765	5,803	1,962
Trading profits	8,219	5,851	2,368
Gains on trading securities	—	188	(188)
Gains on securities related to trading transactions	—	—	—
Gains on trading-related financial derivatives	8,184	5,492	2,692
Others	35	170	(135)
Trading losses	453	47	406
Losses on trading securities	4	—	4
Losses on securities related to trading transactions	449	47	402
Losses on trading-related financial derivatives	—	—	—
Others	—	—	—

Other Operating Income

Years Ended March 31

(Millions of Yen)

	2006	2005	Change
Net other operating income	37,600	22,432	15,168
Gains (losses) on foreign exchange transactions	3,738	2,832	906
Gains (losses) on bonds	(1,013)	4,311	(5,324)
Others	34,875	15,288	19,587

Non-Consolidated Business Results

Non-Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2006	2005	2004	2003	2002
Operating income	163,661	113,816	105,335	101,633	100,984
Operating profits	60,729	43,733	7,309	7,437	13,706
Net income	119,920	86,859	31,854	22,875	18,563
Capital stock	419,781	419,781	419,781	419,781	419,781
Number of outstanding shares (in thousands)					
Common stock	2,834,870	2,834,870	2,834,870	2,834,870	2,834,870
The 2nd preferred stock					
The 3rd preferred stock					
The 4th preferred stock	48,144	48,144	48,144	48,144	48,144
The 5th preferred stock	866,667	866,667	866,667	866,667	866,667
Total stockholders' equity	720,447	609,524	527,582	496,918	476,166
Total assets	6,005,204	4,784,328	5,188,071	5,895,314	5,687,366
Debentures	1,064,331	851,993	1,058,973	1,473,126	1,470,193
Deposits	3,211,709	2,389,471	2,607,081	2,555,905	2,177,240
Loans and bills discounted	3,025,391	2,605,381	2,969,770	3,271,087	3,304,379
Securities	1,797,623	1,234,662	971,763	1,356,754	1,060,690
Total stockholders' equity per share (yen)	152.70	114.80	85.89	75.08	67.76
Dividends per share (yen)					
Common stock	0.89	0.89	—	—	—
The 2nd preferred stock					
The 3rd preferred stock					
The 4th preferred stock	5.00	5.00	5.00	5.00	5.00
The 5th preferred stock	3.72	3.72	3.72	3.72	3.72
(Interim dividends per share) (Common stock)	(—)	(—)	(—)	(—)	(—)
The 2nd preferred stock					
The 3rd preferred stock					
The 4th preferred stock	(—)	(—)	(—)	(—)	(—)
The 5th preferred stock	(—)	(—)	(—)	(—)	(—)
Basic net income per share (yen)	41.07	29.41	10.01	6.84	5.32
Diluted net income per share (yen)	28.34	20.52	7.52	5.40	4.90
Dividend payout ratio (%)	2.17	3.03	—	—	—
Capital adequacy ratio (domestic standard) (%)	19.55	18.77	15.65	13.26	14.00
Number of employees	1,369	1,384	1,345	1,370	1,376

Notes: 1. Up to and including the fiscal year ended March 31, 2002, total stockholders' equity per share was calculated by dividing total stockholders' equity at the fiscal year-end, less the product of the number of preferred shares issued and outstanding at the fiscal year-end and the issue price, by the number of common shares issued and outstanding at the fiscal year-end (excluding treasury stock in the fiscal year ended March 31, 2002).

2. Up to and including the fiscal year ended March 31, 2002, basic net income per share was calculated by dividing net income, less total dividends on preferred shares for the fiscal year ended March 31, 2002, by the average number of common shares issued and outstanding during the fiscal year (excluding treasury stock in the fiscal year ended March 31, 2002).

3. From the fiscal year ended March 31, 2003, total stockholders' equity per share, basic net income per share and diluted net income per share are calculated by applying Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

4. Number of employees does not include executive officers, locally hired overseas staff or the Bank's employees seconded to other firms.

Reduction of Problem Loans and Analysis of Assets

Disclosure of Claims under the Financial Reconstruction Law (Improvement in Asset Quality)

The Bank is addressing the reduction of problem loans as one of management's key tasks. Based on stringent internal self-assessment standards, the Bank makes the appropriate write-offs and reserve provisions, and carries out the disposal of problem loans where deemed optimal, after considering a course of action for each individual problem loan.

In the period ended March 31, 2006, disclosed claims under the Financial Reconstruction Law amounted to ¥21 billion, a significant decrease compared with the ¥98.4 billion disclosed at the end of March 2005. The decrease was the result of the promotion of measures aimed at removing such assets from the Bank's balance sheet, including the collection of problem loans, the sale of some claims and write-offs. The disclosed claim ratio also dropped from 3.75% at the end of the previous period to 0.68% as of March 31, 2006, due to the accumulation of normal claims, in addition to the substantial decrease of disclosed claims.

Most of the disclosed claims are secured with provision of reserves, collateral and guarantees, which makes the Bank risk-restrictive, in substantial terms.

Disclosed Claims under the Financial Reconstruction Law
Non-consolidated

(Billions of Yen)

	2006	2005	Change
Disclosed claims under the Financial Reconstruction Law			
Bankrupt and similar credit	0.6	5.4	(4.8)
Doubtful credit	18.3	84.1	(65.8)
Special Attention credit	2.2	8.9	(6.7)
Subtotal (A)	21.0	98.4	(77.4)
Normal credit	3,027.8	2,524.2	503.6
Total credit (B)	3,048.9	2,622.6	426.2
(A/B)	0.68%	3.75%	(3.07%)

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet

The Bank has endeavored to effectively and rapidly reduce the amount of problem loans on its balance sheet, employing a variety of methods within an economically rational approach.

During the fiscal year ended March 31, 2006, of the disclosed claims under the Financial Reconstruction Law, doubtful credit and bankrupt and similar credit claims (hereinafter referred to as "doubtful and bankrupt and similar claims"), totaling ¥76.7 billion, were removed from the Bank's balance sheet as a result of collection and loan sales. On the other hand, claims newly classified into the same two categories amounted to ¥6.1 billion, a significant drop from the previous period. As a result, total doubtful and bankrupt and similar claims as of March 31, 2006, decreased ¥70.6 billion compared with the end of March 2005.

The Bank will formulate a disposal plan for each individual obligor, thereby carrying out the removal of such claims from the Bank's balance sheet in a well-planned manner.

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet
Non-consolidated

(Billions of Yen)

	2006	2005
Disposals through borrower liquidation	(0.2)	—
Disposals through borrower reorganization	(3.5)	(0.6)
Reductions due to improvement in borrower performance	—	—
Loan sales to secondary market	(5.0)	(24.1)
Direct write-offs	4.3	0.2
Other	(72.3)	(27.1)
Subtotal (A)	(76.7)	(51.6)
Claims newly classified as:		
Bankrupt and similar	0.2	1.0
Doubtful	5.9	63.3
Subtotal (B)	6.1	64.2
Total (A+B)	(70.6)	12.7

Notes: 1. Disposals through borrower liquidation: discharge and write-off of claims against borrowers undergoing bankruptcy liquidation; Disposals through borrower reorganization: discharge of claims against borrowers undergoing bankruptcy reorganization and abandonment of claims against borrowers undergoing private resolution; Other: recovery through disposal of collateral and improvement in borrower position.

2. For claims written off, where the borrower subsequently undergoes legal or private resolution leading to claim discharge or abandonment, the written-off amount is reduced accordingly and then recoded as either a disposal through borrower liquidation or a disposal through borrower reorganization.

Self-Assessments, Write-offs and Reserves

Self-assessments, which involve an examination of asset quality and probability of collection for each of its assets, are conducted by the Bank based on internal self-assessment standards developed in accordance with the Financial Services Agency's *Financial Inspection Manual*. Self-assessments are the basis on which the Bank carries out the appropriate write-offs and reserve provisions to preserve the soundness of its assets.

Self-assessments divide borrowers into five categories. Assets are then classified into four categories according to the probability of collection, which is assessed by taking into account any underlying collateral, guarantees or other security.

Reserve Provision Ratios for Each Category of Borrower, based on Asset-Assessments
Non-consolidated

(%)

Definition of Borrower Categories	2006	2005
Normal	1.5	1.8
Need Attention:		
Other Need Attention borrowers	5.4	17.3
Special Attention borrowers (Ratio of reserve to unsecured)	74.3	85.6
In Danger of Bankruptcy (Ratio of reserve to unsecured)	95.8	98.0
De Facto Bankrupt and Bankrupt (Ratio of reserve to unsecured)	(100.0)	(100.0)

Credit-Related Expenses

In the fiscal year ended March 31, 2006, the Bank, as a result of the disposal of problem loans, conducted loan write-offs and specific reserve provisions. Due to the fact that sufficient specific and general reserve provisions had been made in previous periods and the fact that asset quality had improved, reversals of general loan-loss reserve were made. As a result, profit from credit-related expenses came to ¥41.8 billion.

Credit-Related Expenses
Non-consolidated

(Billions of Yen)

	2006	2005
Expenses for the disposal of problem loans	(8.7)	10.3
Loan write-offs	5.6	4.2
Provision to (reversal of) specific reserve	(13.4)	6.0
Provision to (reversal of) country risk reserve	(0.3)	0.0
Loss on the sale of other receivables and other items	(0.6)	(0.0)
Provision to (reversal of) general loan-loss reserve	(33.1)	(38.1)
Credit-related expenses	(41.8)	(27.8)

Note: The numbers in parentheses indicate profit.

Coverage Ratios of Disclosed Claims under the Financial Reconstruction Law

Total disclosed claims under the Financial Reconstruction Law amounted to ¥21 billion, while the secured amount including reserve provisions, collateral and guarantees amounted to ¥20.2 billion, resulting in a coverage ratio of 96.0%.

Disclosed Claims under the Financial Reconstruction Law (After Partial and Direct Write-Offs, Non-Consolidated Basis)
Non-consolidated

(Billions of Yen)

	2006	2005
Disclosed claims under the Financial Reconstruction Law (A)	21.0	98.4
Normal credit	3,027.8	2,524.2
Total credit (B)	3,048.9	2,622.6
(A/B)	0.68%	3.75%
Credit secured:		
Reserve for possible loan losses (C)	8.8	29.3
Collateral and guarantee (D)	11.4	67.4
Total (E=C+D)	20.2	96.7
Coverage ratio (E/A)	96.0%	98.3%
Reserve ratio (C/(A−D))	91.2%	94.5%

Note: Reserve for possible loan losses (C) is the sum of provisions to the specific reserve for possible loan losses on disclosed claims under the Financial Reconstruction Law plus general loan-loss reserve.

Risk-Monitored Loans

In addition to disclosed claims under the Financial Reconstruction Law, the Bank also discloses risk-monitored loans under the Banking Law. As of March 31, 2006, risk-monitored loans (on a non-consolidated basis) amounted to ¥21.0 billion, down ¥77.3 billion from March 31, 2005.

Risk-Monitored Loans (After Partial and Direct Write-Offs)
Non-consolidated

(Billions of Yen)

	2006	2005
Risk-monitored loans:		
Loans to bankrupt companies	0.6	1.1
Past due loans	18.3	88.3
Loans overdue for three months or more	—	0
Restructured loans	2.2	8.9
Total (A)	21.0	98.3
Year-end balance of total loans (B)	3,026.4	2,605.4
(A/B)	0.7%	3.8%

Consolidated

(Billions of Yen)

	2006	2005
Risk-monitored loans:		
Loans to bankrupt companies	3.1	2.4
Past due loans	18.3	88.3
Loans overdue for three months or more	—	0
Restructured loans	5.0	8.9
Total (A)	26.4	99.5
Year-end balance of total loans (B)	3,136.3	2,666.4
(A/B)	0.8%	3.7%

Asset-Assessment, Disclosed Claims, Write-offs, Reserves and Risk-Monitored Loans (After Partial and Direct Write-Offs, Non-Consolidated Basis) As of March 31, 2006

(Billions of Yen)

Borrower categories for self-assessment	Disclosed claims under the Financial Reconstruction Law (Loans & other categories)	Reserve and coverage for claims under the Financial Reconstruction Law	Reserve-to-unsecured-credit ratio	Reserve and coverage ratio	Risk-monitored loans
Bankrupt borrowers / De Facto Bankrupt borrowers	Bankrupt and similar credit 0.6	Collateral/Guarantee coverage 0.2 Reserve 0.4 (Partial, direct write-offs of loans 4.0)	100.0%	100.0%	Loans to bankrupt companies 0.6
In Danger of Bankruptcy borrowers	Doubtful credit 18.3	Collateral/Guarantee coverage 11.1 Reserve 6.8 Estimated collections 0.3	95.8%	98.4%	Past due loans 18.3
Need Attention borrowers	Special attention credit [illegible]	Collateral/Guarantee coverage 0.1 Reserve 1.6 Estimated collections 0.5	74.3%	75.0%	Loans overdue for three months or more — Restructured loans 2.2
Normal borrowers	(Normal credit 3,027.8)				
	Disclosed claims under the Financial Reconstruction Law 21.0	Collateral/Guarantee coverage 11.4 Reserve 8.8 Estimated collections 0.8	Reserve ratio for disclosed claims under the Financial Reconstruction Law 91.2%	Reserve and coverage ratio for disclosed claims under the Financial Reconstruction Law 96.0%	Risk-monitored loans 21.0
	Total credit 3,048.9	Total reserve 81.7			

Reserve-to-unsecured-credit ratio = Reserve ÷ (Claims − Collateral, guarantees, etc.)
Reserve and coverage ratio = (Collateral, guarantees, etc. + Reserve) ÷ Claims

<Definitions of Borrower Categories>

Normal	Business performance is strong and no special financial problems exist.
Need attention	Borrowers that need to be monitored carefully because of weak business fundamentals, financial problems or problematic lending conditions.
In danger of bankruptcy	Borrowers that are not currently bankrupt but are highly likely to become bankrupt.
De facto bankrupt	Borrowers that are substantially bankrupt but are not legally or practically bankrupt yet.
Bankrupt	Borrowers that are legally or practically bankrupt.

<Definitions of Asset Classifications>

Category I	Assets that present no particular risk of collectability nor impairment of value.
Category II	Assets, including credits, which bear above-average risk of collectability.
Category III	Assets that bear substantial risk of final collectability or impairment of value, and are likely to incur losses.
Category IV	Assets deemed to be uncollectable or valueless.

<Write-Off and Reserve Provision Rules>

Normal and Need attention borrowers	Based on historical bankruptcy rates, normal status borrowers, special attention borrowers and other watch list borrowers are classified and across-the-board provisions are made to the general loan-loss reserve.
In danger of bankruptcy borrowers	For each borrower, the expected recovery amount of category III assets (non-secured portion) is estimated and a provision is made to the specific loan-loss reserve for the amount of shortfall. The expected recovery amount is the discounted present value of the estimated cash flows from future recovery of the loan principal.
De facto bankrupt and Bankrupt borrowers	In principle, the full amounts of category III and IV credits are written off directly.

<Definitions of Disclosed Claims under the Financial Reconstruction Law>

Bankrupt and similar credit	Bankrupt and similar credit refers to the credit of borrowers who have filed for bankruptcy, corporate reorganization, composition, etc., as well as those borrowers who are in an equivalent situation.
Doubtful credit	Doubtful refers to credit with serious doubt concerning the recovery of principal and receiving of interest as contract provisions, because the borrower's financial condition and business results have worsened, although they have not reached the point of management collapse.
Special attention credit	Special attention refers to loans in arrears for more than three months or with mitigated conditions.
Normal credit	Normal credit refers to credit to borrowers whose financial condition and business results have no particular problem and which are not categorized in any of the above categories.

<Risk-Monitored Loans>

Loans to bankrupt companies Loans to bankrupt companies are loans for which interest in arrears has not been accrued because recovery or settlement of principal or interest is unlikely due to the prolonged delay in payment of principal or interest (which hereafter shall be called "non-accrual loans") and whose borrowers are legally bankrupt (defined below), excluding the amount of write-offs.

1. Borrowers that have applied for commencement of company or financial institution reorganization procedures under the provisions of the Corporate Reorganization Law.
2. Borrowers that have applied for reorganization under the provisions of the Civil Reorganization Law.
3. Borrowers that have applied for bankruptcy under the provisions of the Bankruptcy Law.
4. Borrowers that have applied to commence liquidation or special liquidation under the provisions of the Commercial Law.
5. Borrowers with reasons equivalent to 1. to 4. above as defined by Ministry of Finance ordinances.
6. Borrowers who have applied for commencement of legal liquidation procedures under overseas laws, corresponding to those listed above.

Past due loans Past due loans refer to non-accrual loans except those for which concessions on payment of interest were made in order to assist the reorganization of bankrupt companies and loans to them.

Loans overdue for three months or more Loans overdue for three months or more refers to those loans, excluding loans to bankrupt companies and past due loans for which principal or interest remains unpaid for at least three months.

Restructured loans Restructured loans refer to those loans, excluding loans to bankrupt companies, past due loans and loans overdue for three months or more for which agreement was made to provide reduction or a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers.

<Differences between Disclosed Claims under the Financial Reconstruction Law and Risk-Monitored Loans>

- **Disclosed Claims**
  - Disclosure: Loans and other claims equivalent thereof (foreign exchange, acceptances and guarantees, suspense payments, as well as loaned securities that require notation [limited to only those subject to a usage and lending or lending agreement], etc.)
  - Disclosed: By borrower (by loan for substandard credit)
- **Risk-Monitored Loans**
  - Disclosure: Loans only
  - Disclosed: By loan

Risk Management

1. Integral Risk Management

Risk Quantification and Integrated Risk Management, Capital Allocation

In order to understand the different forms of risk on a comprehensive basis, risks must be measured by a common scale. Aozora Bank employs Value-at-Risk (VaR) to calculate the amount of capital that should be reserved against particular risks. In this way, the Bank undertakes comprehensive management of credit, market and other forms of risk, including the Bank's affiliates' risk exposure.

CAPITAL ALLOCATION

The economic capital is allocated for individual business groups according to their risk tolerance and expected income, to improve the profitability and efficiency of the Bank Group as a whole. First, setting aside the amount of capital required to maintain minimum capital adequacy and provisions for operational risk, etc., the Board of Directors then allocates economic capital to individual business groups in line with the requirements of corporate and business strategies.

Each group is responsible for conducting operations within the allocated economic capital. The Chief Risk Officer (CRO) monitors the usage of capital by each business group and reports to senior management.

2. Credit Risk Management

There are two major components of the Bank's credit risk management. One is the strict credit screening and monitoring of individual transactions. The other is portfolio management, which focuses on eliminating concentration risk and optimizing risk-return profiles. Both contribute to the Bank's efforts to maintain a sound asset base.

Credit Risk Management System


Board of Directors
Management Committee
Credit Committee/
Risk Policy Committee
Investment
Committee
New Business/
Product Committee
Chief Credit Officer
(CCO)
Chief Risk Officer
(CRO)
Chief Technology
Officer (CTO)
Chief Financial
Officer (CFO)
CED
CD1, CD2,
Office of Workout
CRMD
RMD
ICD/FMD

Notes: 1. Management policy, capital allocation and credit risk limits shall be detamined by Management Committee and Board of Directors.
2. Risk Policy Committee makes decisions on important issues related to credit management such as internal rating criteria and estimation of parameters etc.
3. Credit Committee and Investment Committee make decisions on credit and investment transactions that meet certain criteria.
4. We shall ensure that important proposals for new products and businesses will be examined by all the appropriate divisions, and that New Business/Product Committee will approve the proposals after all the issues related to each business/product are addressed.

(As of July 1, 2006)

(1) Approval Authority

Approval authority of credit transactions (mainly loans) resides in Credit Committee, which consists of the Chief Executive Officer (CEO) and Chief Credit Officer (CCO), etc. The Credit Committee partially delegates its authority to the CCO, and grants the authority of re-delegation to the CCO. The CCO re-delegates approval authority separately to individuals in Credit Divisions and business divisions/branches in accordance with their experiences and capacities.

Approval authority of investment transactions (mainly equity) resides in the Investment Committee, which consists of the CEO and the CRO, etc. The Investment Committee partially delegates its authority to the CRO and Senior Managing Executive Officers in charge.

(2) Credit Rating System

Borrower Rating

At Aozora Bank, a Borrower Rating is assigned to all customers with which we have credit transactions. In assigning the Borrower Rating, we determine ratings based on our credit analysis expertise, without relying on scoring models, in which only limited information can be reflected.

Facility Rating

To judge the risk and return profile and quantify the credit risk volume of each credit, the Bank must consider not only the Borrower Rating which represents the repayment capacity of each borrower, but also the recovery prospects attributable to collateral and guarantee of individual transactions with borrowers. For this reason, the Bank introduced a Facility Rating System that reflects the probability of recovery of individual transactions, in addition to the Borrower Rating.

Utilization of Credit Ratings

Credit ratings are set as an integral part of the Bank's credit management. They are one of several important credit judgment criteria, including approval systems related to credit assessment, interest rate spreads, etc. They are also used to conduct the Bank's self-assessments and are employed as benchmarks to quantify credit risk.

(3) Transaction Screening System

Credit transactions focused on loans

Credit Division I is in charge of credit assessment and granting of approvals mainly for domestic transactions, and Credit Division II is mainly for overseas transactions. Senior Credit Managers in charge of divisions/branches directly assess the transactions and grant approvals. Credit Managers specialized in industries are assigned to provide support.

In order to better assess individual transactions, Credit Divisions were created to centrally manage credit research done by an external agency (including a check on information about anti-social forces) for new borrowers. This is expected to enhance the accuracy of first-level screening conducted by business divisions/branches, and to prevent loans from becoming non-performing assets.

Investment transactions focused on equity

The CRO analyzes investment transactions submitted to the Investment Committee and expresses opinions. If deemed appropriate by the CRO or Chairman of the Committee, Credit Divisions are allowed to express an opinion in place of the CRO.

(4) Credit Portfolio Management

The Credit Risk Management Division (CRMD) is responsible for planning and managing the credit portfolio and for monitoring credit VAR. In addition to preventing credit risk from concentrated on one borrower, it also controls concentration risks by limiting Credit VaR of the entire portfolio within the level of allocated capital, and thereby prevents the Bank from being exposed to unexpected and significant risk.

The Financial Control Division and Financial Management Division are in charge of capital/limit allocation and profit/ROE management.

(5) Credit Examination Management

The Credit Examination Division (CED), a body independent from the credit decision-making processes and reporting directly to the Board of Directors, evaluates the Credit Management Process (CMP) (borrower rating, newly extending credit, after-the-fact management, risk recognition and management, and problem-loans management) and Portfolio Quality (PQ) (Portfolio's soundness) of the business divisions/ branches. The system allows consistent monitoring through on-site examinations conducted at least once a year and daily off-site monitoring (desk monitoring).

The CED also has the ultimate authority to modify the borrower ratings on an ad hoc basis.

(6) Settlement Risk Management

A major component of settlement risk is the timing differences that arise between the payment and receipt of funds, and the payment and delivery of securities. This type of risk is not limited to foreign exchange transactions, which arises from the timing of settlements across international time zones, but also occurs within domestic transactions in a variety of contexts.

The Bank has set limits on settlement volumes for foreign exchange transactions by each client, and has adopted a policy of reducing settlement volumes by using netting techniques. The Bank is also working to shorten time intervals between the payment and receipt of funds.

Before participating in various settlement systems, the Bank makes sure it thoroughly understands the relevant rules of settlement systems. At the same time, the Bank monitors actual settlement situations in real time in accordance with changes to Real-Time Gross Settlement (RTGS) of the Bank of Japan Financial Network System (BOJ-NET). The Bank is also upgrading its settlement risk management systems by carefully studying the inherent risks of individual financial products and settlement systems.

3. Market Risk Management

Aozora Bank performs comprehensive analysis of the market risk affecting all assets and liabilities in order to manage market risk appropriately throughout the Bank. As a global dealer financial institution, the Bank has developed a risk management system which addresses all aspects of market risk.

(1) Market Risk Management

The Board of Directors decides the economic capital allocation for the entire Bank and for each business unit commensurate with market risk exposure. Market risk and loss limits are set in accordance with the capital allocation, and these business unit limits are further subdivided into specific limits for each business division and control unit. The CRO independently and centrally monitors the usage of, and compliance with, risk and loss limits, and reports to the Asset and Liability (ALM) Committee and the Board of Directors.

(2) Quantifying Market Risk

Aozora Bank uses VaR to quantify market risk and as a basis for setting market risk limits. VaR is a statistical measure of estimated maximum losses that could arise at a given confidence level. VaR serves as a common standard of measurement that estimates maximum losses that could arise as a result of fluctuations in risk factors such as interest rate, stock price and exchange rate.

BACK TESTING

The Bank conducts back testing to verify the reliability of VaR models by comparing daily computed VaR with actual daily gains or losses. The results of the back testing for trading activities demonstrate the actual daily losses exceeded daily VaR on two of the 246 business days for the period from April 1, 2005, through March 31, 2006. These results support the reliability of the Bank's VaR models.

STRESS TESTING

To complement VaR, the Bank regularly conducts stress tests to assess the potential impacts of volatile market movements that could exceed statistical estimates. The Bank calculates and analyzes potential losses that could arise from dramatic changes in market risk factors such as interest rates, stock prices and exchange rates, and from a collapse of correlations among different risk categories.

Market Risk Management System


Board of Directors
Management Committee
Asset and Liability Committee
Investment Committee
New Business & Product Committee
Chief Financial Officer (CFO)
Chief Risk Officer (CRO)
Chief Technology Officer (CTO)
Financial Management Division
Financial Control Division
Capital and Market/Loss risk limits allocation
P/L ROE Funding risk management
Middle Office
Risk Management Division
Capital calculation methodology
Risk, P/L, Capital usage monitoring
Back Office
Markets & International Administration Division
Front Office
Trading, ALM, Investment Business

(As of July 1, 2006)

(3) Trading Activities

In the fiscal year ended March 31, 2006, the market risk level of trading activities for a VaR model with a one-day holding period and a one-sided confidence interval of 99% was under ¥142 million at maximum, approximately ¥41 million at minimum and approximately ¥85 million on average.

(4) Asset-Liability Management (ALM)

The Treasury Division, which is responsible for ALM operations, centrally manages interest rate risk associated with all banking operations, and market risk associated with securities, funds and derivatives held for ALM purposes. The Board of Directors approves capital allocation and risk limits with respect to ALM operations and the Asset and Liability Committee approves monthly management policy.

In the fiscal year ended March 31, 2006, the ALM risk level for a VaR model with a one-day holding period and a onesided confidence interval of 99% was ¥2.6 billion at maximum, ¥1.7 billion at minimum and ¥2.3 billion on average (weekly basis).

(5) Investments

The Bank manages market risks associated with investments by setting risk and loss limits as a component of its risk management framework. Certain investments are reviewed and approved by Investment Committee.

VaR for the Entire Bank (March 31, 2006)

(Billions of Yen)

	Interest rate	Forex	Equity and others*	Total
Trading	0.1	0.1	0.0	0.1
ALM	1.0	0.0	1.1	1.7
Investment	0.0	0.0	3.2	3.2
Total	1.0	0.1	4.3	4.9

* Includes items such as funds.

Note: The figures for total VaR do not represent the sum of individual components, due to correlations.

(6) Funding Liquidity Risk Management

The Financial Management Division centrally monitors the funding liquidity risk of yen- and foreign-currency-denominated funds and ensures that the Bank's funding capabilities are sufficient to meet its contractual obligations for a sufficient period even under a predetermined stress scenario. The Board of Directors and other management bodies approve the Sources and Uses Plan on an annual and monthly basis. The Financial Management Division reports liquidity status directly to the Bank's senior management on a daily basis.

(7) Market Liquidity Risk Management

The Risk Management Division analyzes the Bank's position liquidity relative to market size and reports to the Bank's senior management on market liquidity risk. Positions are closely monitored to ensure that they do not become excessive.

4. Operational Risk Management

Operational risk can be broadly defined as the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. The definition includes legal risk, but does not include strategic or reputational risk. The Bank recognizes the seriousness of operational risk, and has formulated a master policy for operational risk management, which clearly stipulates the Bank's philosophy.

To manage each type of operational risk, the Bank identifies the organizational units responsible. And the CRO executes the integrated risk monitoring, using quantitative methods to manage the comprehensive operational risk.

(1) Administrative Risk Management

The Operations Management Division formulates administrative procedures and manuals tailored to each business operation, with the aim of enhancing the reliability of routine procedures. The division is also tasked with building an effective administration system by providing guidance on specific processes and holding training seminars, in addition to analyzing the volume of clerical work and reviewing organizational arrangements. The Bank aims to minimize human error arising from administrative processes by continuously reviewing and implementing greater automation, systemization and centralization of routine procedures.

(2) Systems Risk Management

Aozora Bank is making concerted efforts to control systems risk, and has formulated a set of rules for systems risk management. The IT Management Division is making every effort to protect systems from natural disasters and other contingencies to ensure their stable operation. The Bank has also taken various steps to protect computer systems from a wide range of disasters and criminal activities to reduce systems risk.

Systems development and systems operation have been clearly separated to ensure adequate checks and balances between these two functions.

Further, in 2005, the Bank introduced Mac terminals as business terminals, adopting the thin client system (system in which data is stored and managed centrally in the server without retaining them in the hard disk of each terminal) and user authentication using an IC card to improve system security.

5. Legal and Compliance Risk Management

(1) Master Policy on Legal and Compliance

Compliance Policy

The Bank has conducted a comprehensive review and updated all of its policies and procedures to ensure compliance with Japanese regulations as well as adherence to internal requirements. The Bank is striving to foster a corporate culture at all levels throughout the enterprise that places a high priority on the achievement of implementing global best practices. The Audit and Compliance Committee, which is composed of non-executive Directors, reviews the status of appropriateness in compliance, audit and accounting and reports to the Board of Directors.

Master Policy on Legal and Compliance

The Bank has developed a Master Policy on Legal and Compliance, which establishes a framework to evaluate and minimize the Bank's risk in a wide variety of laws and regulations that affect virtually all business areas of the Bank. In addition to high-level policies, detailed procedures for dozens of risk areas have been updated. The Compliance Program, updated and approved by the Board of Directors annually, specifies action programs and compliance standards. Master Policies are envisioned to remain in effect for a longer period whereas procedures and operating manuals may need to be reconsidered on a more frequent basis.

(2) Compliance Organization and System

Primary responsibility for supervising legal and compliance issues at the Bank rests with the Legal and Compliance Division, which is supervised by the General Counsel. The division develops and improves compliance programs and conducts compliance checks on relevant legal issues. The division provides internal legal consulting services, including the review and authorization of contracts, and is also responsible for formulating, monitoring and revising internal regulations.

Each division and branch has a Compliance Leader who is responsible for providing consultation services, carrying out compliance checks and increasing the awareness of compliance-related issues.

As part of the program to build a fair and honest corporate culture, the Bank has taken two major initiatives. These are (1) the Hotline Whistleblower Program, which was established in 2000 and allows employees to report possible employee violations of policies and procedures directly with corporate auditors and the Bank's legal advisers and (2) e-mail questionnaires to enable the Legal and Compliance Division to independently communicate with employees on compliance issues. To maintain and enhance corporate identity across the entire Aozora Bank Group, the Bank is working to develop an integrated compliance program covering all of its affiliates through such measures as the establishment of an information sharing system on compliance issues.

(3) Compliance Training and Awareness Program

Training programs for Compliance Leaders and heads of divisions, which make use of independent experts in the field, are conducted semiannually to ensure a thorough understanding of key compliance issues. Consequently, all directors and employees throughout the Bank gain a comprehensive understanding of current compliance topics.

The Bank has a wide variety of compliance training opportunities that it offers to new employees and newly appointed department heads, as well as a number of training programs that raise the knowledge of the employee and

Legal and Compliance System


Chairman
Whistle Blower Hot Line Program
Audit & Compliance Committee
Internal Audit
Credit Examination
Risk Management
General Counsel
General Manager Legal and Compliance Division
Bank Employees
Anti-Money Laundering Monitoring
Compliance Leaders in Branches and Offices
Legal Department
Complaints and Inquiries

promote a greater awareness of the importance of compliance throughout the Bank.

(4) Anti-Money Laundering and Anti-Terrorism Financing Policy

Aozora Bank has formulated Policies and Procedures for the Prevention of Money Laundering and the Financing of Terrorism, which contain guidelines for conducting proper customer identification, the monitoring of account activity and the reporting of suspicious transactions, to prevent money laundering and terrorist financing.

To prevent illegal use of accounts, the Legal and Compliance Division has enhanced verification procedures for opening accounts for non face-to-face transactions with additional customer identification procedures and has started monitoring customer accounts activity through filtering transactions on an exceptional basis including wire transfers and cash with certain parameters.

The Legal and Compliance Division supervises the Bank's Anti-Money Laundering and Anti-Terrorist Financing Program. The division conducts extensive training of new hires, and client contact staff in corporate and retail divisions in the Bank.

(5) Legal Risk Management

The Legal and Compliance Division is responsible for managing the potential legal risks of the Bank and its subsidiaries. To protect the various stakeholders, including the shareholders and customers, the Bank utilizes internal staff as well as external international and Japanese law firms to ensure the Bank is adhering to legal regulatory requirements from Japan's Financial Services Agency, the Bank of Japan and the Securities Exchange Commission, among others, and internal policies and procedures. To avoid or identify potential lawsuits or other disputes, the Bank takes a proactive approach by training staff to be knowledgeable of and sensitive to the full range of the Bank's legal responsibilities and manages appropriate responses. The Legal and Compliance Division supervises the Bank's Hotline Whistle-Blower Program.

(6) Information Security Management

Information assets, including personal data, are just as important for a financial institution as tangible assets. Information assets however are vulnerable to a wide range of risks, such as accidents, disasters, system errors, unauthorized use, damage, theft, information leakage and data manipulation. Therefore, protecting information assets by such measures as information leakage prevention is critical to the fulfillment of the Bank's confidentiality obligations to its clients and the safeguarding of the entire organization. Guided by the Information Security Policy and Procedures, Aozora Bank, including its consolidated subsidiaries, assesses the exposure of its information assets to various risks and manages these risks to ensure the security of information systems.

The Bank's executive officer responsible for the Legal and Compliance Division acts as the Chief Information Asset Management Administrator, taking all necessary measures to ensure that the Bank's information assets are secure, and reports on asset security to the Board of Directors.

In addition, the Bank's business units, in line with their role of managing information assets, develop security plans and provide guidance to the Information Asset Management Administrator assigned to individual divisions, departments and branches, and resolve problems when they arise. The Legal and Compliance Division assists the Chief Information Asset Management Administrator, thus ensuring strict implementation of the control system.

6. New Business and New Product

A new product or business needs prior approval from the New Business/Product Committee and the Suitability Committee. The New Business/Product Committee examines all related risks, investment costs and net profitability. The Suitability Committee ensures the suitability of the new business or products for the target customers.

7. Internal Audit Policy

The Bank's Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint. The Internal Audit Division reports directly to the Chairman/CEO and provides reports to the Audit and Compliance Committee of the Board of Directors and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, information technology systems and processes.

The Bank's Internal Audit Division conducts audits using a risk-based approach, in which we first assess the degree of inherent risk and adequacy of risk management and internal controls within each particular operating unit. Based on our risk assessment, we focus audit efforts on specific operating units with larger risks, new businesses or significant changes to their organizational structure or computer systems.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information System Auditors. In addition, we work with external auditors to further enhance our audit standards and capabilities.

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets (Unaudited)

Aozora Bank, Ltd.
March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars
ASSETS	2006	2005	2006
Cash and cash equivalents	¥ 303,849	¥ 171,363	$ 2,587,717
Deposits with banks	49,644	39,255	422,795
Call loans and bills bought	216,164	100,923	1,840,951
Receivables under securities borrowing transaction	300,370	195,729	2,558,082
Monetary claims bought	53,537	52,948	455,946
Trading assets	93,886	354,706	799,580
Money held in trust	6,306	2,385	53,705
Securities	1,797,623	1,234,662	15,309,348
Loans and bills discounted	3,025,391	2,605,381	25,765,557
Foreign exchanges	8,978	1,477	76,466
Other assets	156,564	102,490	1,333,368
Premises and equipment	27,843	27,401	237,125
Deferred charges	218	150	1,857
Deferred tax assets	27,122	13,932	230,983
Customers' liabilities for acceptances and guarantees	19,412	14,690	165,326
Reserve for possible loan losses	(81,708)	(133,168)	(695,865)
TOTAL	¥6,005,204	¥4,784,328	$51,142,940

	Millions of Yen		Thousands of U.S. Dollars
LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005	2006
LIABILITIES:			
Deposits	¥3,211,709	¥2,389,471	$27,352,316
Debentures	1,064,331	851,993	9,064,308
Call money and bills sold	384,523	372,266	3,274,772
Payables under repurchase agreements	49,788	183,824	424,020
Payables under securities lending transactions	206,654	90,471	1,759,959
Trading liabilities	104,908	88,927	893,446
Borrowed money	85,300	47,200	726,452
Foreign exchanges	2	2	17
Other liabilities	140,647	119,114	1,197,817
Liability for employees' retirement benefits	15,539	15,066	132,338
Reserve for credit losses on off-balance-sheet instruments	1,940	1,776	16,522
Acceptances and guarantees	19,412	14,690	165,326
Total liabilities	5,284,756	4,174,803	45,007,293
STOCKHOLDERS' EQUITY:			
Capital stock			
Common stock	147,745	147,745	1,258,262
Preferred stock	272,036	272,036	2,316,778
Capital surplus	33,333	33,333	283,882
Retained earnings			
Legal reserve	3,646	2,449	31,059
Unappropriated	264,768	152,033	2,254,881
Net unrealized gain (loss) on available-for-sale securities	(1,081)	1,927	(9,215)
Treasury stock—at cost	(0)	(0)	(0)
Total stockholders' equity	720,447	609,524	6,135,647
TOTAL	¥6,005,204	¥4,784,328	$51,142,940

Non-Consolidated Statements of Income (Unaudited)

Aozora Bank, Ltd.
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
INCOME:			
Interest income:			
Interest on loans and bills discounted	¥46,815	¥51,752	$390,183
Interest and dividends on securities	29,559	11,319	251,744
Interest on deposits with banks	1,043	460	8,888
Other interest income	12,286	11,782	104,634
Fees and commissions	14,817	8,950	126,189
Trading profits	8,219	5,851	70,002
Other operating income	43,497	22,586	370,445
Other income	57,224	43,364	487,344
Total income	212,463	156,067	1,809,429
EXPENSES:			
Interest expenses:			
Interest on deposits	8,514	8,165	72,511
Interest on debentures	3,962	4,142	33,743
Interest on borrowings and repurchase agreements	4,492	965	38,259
Other interest expenses	19,167	4,436	163,240
Fees and commissions	1,276	788	10,867
Trading losses	453	47	3,866
Other operating expenses	9,137	3,778	77,822
General and administrative expenses	46,426	42,339	395,389
Other expenses	10,856	5,447	92,459
Total expenses	104,287	70,109	888,156
INCOME BEFORE INCOME TAXES	108,175	85,958	921,273
INCOME TAXES:			
Current	122	(193)	1,044
Deferred	(11,867)	(708)	(101,064)
Total income taxes	(11,744)	(901)	(100,020)
NET INCOME	¥119,920	¥86,859	$1,021,293

	Yen		U.S. Dollars
	2006	2005	2006
PER SHARE INFORMATION:			
Basic net income per common stock	¥41.07	¥29.41	$0.35
Diluted net income per common stock	28.34	20.52	0.24
Cash dividends applicable to the year:			
Class A Series 4 preferred stock	5.00	5.00	0.04
Class C Series 5 preferred stock	3.72	3.72	0.03
Common stock	0.89	0.89	0.01

Non-Consolidated Statements of Retained Earnings (Unaudited)

Aozora Bank, Ltd.
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
LEGAL RESERVE:			
Balance at beginning of year	¥ 2,449	¥ 1,756	$ 20,860
Transfer from unappropriated	1,197	692	10,199
Balance at end of year	¥ 3,646	¥ 2,449	$ 31,059
UNAPPROPRIATED:			
Balance at beginning of year	152,033	69,331	1,294,782
Appropriation (Disposition):			
Cash dividends	(5,987)	(3,464)	(50,994)
Transfer to legal reserve	(1,197)	(692)	(10,200)
Net income	119,920	86,859	1,021,293
Balance at end of year	¥264,768	¥152,033	$2,254,881

Income Analysis (Non-Consolidated)

Net Revenue, Business Profit

(Millions of Yen)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net interest income	**52,581**	**47,487**	**5,093**	**57,609**	**53,399**	**4,210**
Interest income	88,704	59,539	30,728	75,314	66,007	10,333
		[1,563]			[1,026]	
Interest expenses	36,123	12,052	25,634	17,704	12,608	6,122
			[1,563]			[1,026]
Net fees and commissions	**13,541**	**11,996**	**1,544**	**8,162**	**7,063**	**1,099**
Fees and commissions (income)	14,817	12,794	2,022	8,950	7,539	1,411
Fees and commissions (expenses)	1,276	798	477	787	475	312
Net trading revenues	**7,765**	**22,497**	**(14,731)**	**5,803**	**5,111**	**692**
Trading profits	8,219	22,971	(14,752)	5,851	5,030	821
Trading losses	453	474	(20)	47	(80)	128
Net other operating income	**34,359**	**14,423**	**19,936**	**18,808**	**12,103**	**6,704**
Other operating income	43,497	22,189	21,307	22,586	15,298	7,288
Other operating expenses	9,137	7,766	1,371	3,778	3,194	584
Net revenue	**108,248**	**96,405**	**11,843**	**90,384**	**77,677**	**12,706**
Net revenue ratio (%)	**2.26**	**2.20**	**1.38**	**2.09**	**1.84**	**3.16**
Business profit	**64,037**	**—**	**—**	**49,690**	**—**	**—**

Notes: 1. Domestic operations include yen-denominated transactions by domestic offices, while international operations include foreign-currency-denominated transactions by domestic offices and transactions by overseas offices. Yen-denominated nonresident transactions and Japan offshore banking accounts are included under international operations.
2. Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (¥4 million for the fiscal year ended March 31, 2005, and ¥13 million for the fiscal year ended March 31, 2006). Fees and commissions (expenses) are shown after deductions of bond redemption fees (nil for the fiscal year ended March 31, 2005, and ¥1 million for the fiscal year ended March 31, 2006).
3. Figures in brackets [ ] indicate interest received/paid as a result of interdepartmental lending and borrowing activities between domestic and international operations.
4. Net revenue ratio = $\frac{\text{net revenue}}{\text{average balance of interest-bearing assets}} \times 100$
5. Business profit is calculated by deducting the net provision to general loan-loss reserve, and general and administrative expenses from net revenue.

Ratios

(%)

	2006	2005
Ordinary profit to total assets	1.22	0.89
Ordinary profit to stockholders' equity	9.13	7.69
Net income to total assets	2.41	1.77
Net income to stockholders' equity	18.03	15.27

Notes: 1. Return on assets, as calculated using ordinary income or net income = $\frac{\text{ordinary income or net income}}{\text{(average balance of total assets – customers' liabilities for acceptances and guarantees)}} \times 100$
2. Return on equity, as calculated using ordinary income or net income = $\frac{\text{ordinary income or net income}}{\text{(stockholders' equity, beginning of year + stockholders' equity, end of year)} \div 2} \times 100$

Yield on Interest-Earning Assets, Interest Rate on Interest-Bearing Liabilities, Net Yield/Interest Rate

(%)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Yield on interest-earning assets	1.85	1.36	3.58	1.74	1.56	2.57
Interest rate on interest-bearing liabilities	1.92	1.39	3.51	1.40	1.24	2.25
Net yield/interest rate	(0.07)	(0.03)	0.07	0.34	0.32	0.32

Average Balance of Interest-Earning Assets and Interest-Bearing Liabilities

(Millions of Yen)

		2006			2005		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Balance of interest-earning assets	Average balance	4,781,780	[447,471] 4,371,504	857,748	4,305,066	[300,459] 4,204,674	400,851
	Interest income/expense	88,704	[1,563] 59,539	30,728	75,314	[1,026] 66,007	10,333
	Return/rates (%)	1.85	1.36	3.58	1.74	1.58	2.57
Loans and bills discounted	Average balance	2,617,401	2,491,437	125,963	2,752,094	2,679,816	72,277
	Interest income/expense	45,753	40,614	5,139	51,721	49,258	2,462
	Return/rates (%)	1.74	1.63	4.07	1.87	1.83	3.40
Securities	Average balance	1,711,844	1,013,739	698,105	1,150,573	852,044	298,529
	Interest income/expense	29,559	5,169	24,390	11,319	3,940	7,378
	Return/rates (%)	1.72	0.50	3.49	0.98	0.46	2.47
Bills bought	Average balance	16,904	16,904	—	13,721	13,721	—
	Interest income/expense	0	0	—	0	0	—
	Return/rates (%)	0.00	0.00	—	0.00	0.00	—
Call loans	Average balance	130,247	128,527	1,719	51,565	50,197	1,367
	Interest income/expense	61	3	57	30	2	27
	Return/rates (%)	0.04	0.00	3.34	0.05	0.00	2.03
Receivables under securities borrowing transactions	Average balance	226,911	226,911	—	253,487	253,487	—
	Interest income/expense	27	27	—	63	63	—
	Return/rates (%)	0.01	0.01	—	0.02	0.02	—
Cash and due from banks	Average balance	28,035	651	27,383	27,799	1,649	26,149
	Interest income/expense	1,043	0	1,043	460	0	459
	Return/rates (%)	3.72	0.00	3.81	1.65	0.02	1.75
Balance of interest-bearing liabilities	Average balance	4,147,359	3,769,730	[447,471] 825,100	4,118,036	4,022,163	[300,459] 396,332
	Interest income/expense	36,123	12,052	[1,563] 25,634	17,704	12,608	[1,026] 6,122
	Return/rates (%)	0.87	0.31	3.10	0.42	0.31	1.54
Debentures	Average balance	852,622	852,622	—	928,969	928,969	—
	Interest income/expense	3,962	3,962	—	4,142	4,142	—
	Return/rates (%)	0.46	0.46	—	0.44	0.44	—
Deposits	Average balance	1,862,933	1,836,322	26,610	1,914,336	1,900,085	14,251
	Interest income/expense	8,287	7,699	587	7,982	7,862	119
	Return/rates (%)	0.44	0.41	2.20	0.41	0.41	0.84
Negotiable certificates of deposit	Average balance	642,576	642,576	—	544,734	544,734	—
	Interest income/expense	226	226	—	183	183	—
	Return/rates (%)	0.03	0.03	—	0.03	0.03	—
Borrowed money	Average balance	57,035	57,035	—	29,999	29,999	—
	Interest income/expense	102	102	—	328	328	—
	Return/rates (%)	0.18	0.18	—	1.09	1.09	—
Commercial paper	Average balance	—	—	—	54	54	—
	Interest income/expense	—	—	—	0	0	—
	Return/rates (%)	—	—	—	0.07	0.07	—
Bills sold	Average balance	104,671	104,671	—	88,354	88,354	—
	Interest income/expense	2	2	—	2	2	—
	Return/rates (%)	0.00	0.00	—	0.00	0.00	—
Call money	Average balance	371,693	260,803	110,889	368,362	340,790	27,572
	Interest income/expense	4,387	39	4,348	634	44	590
	Return/rates (%)	1.18	0.01	3.92	0.17	0.01	2.14
Payables under repurchase agreements	Average balance	76,994	18,640	58,353	150,181	132,751	17,429
	Interest income/expense	2,181	0	2,180	441	8	433
	Return/rates (%)	2.83	0.00	3.73	0.29	0.00	2.48
Payables under securities lending transactions	Average balance	182,936	1,164	181,772	94,457	57,841	36,616
	Interest income/expense	5,904	0	5,903	840	22	817
	Return/rates (%)	3.22	0.04	3.24	0.88	0.03	2.23

Notes: 1. Interest-earning assets are shown after deduction of the average balance of non-interest-earning deposits. Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of money held in trust and corresponding interest.

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and overseas operations and corresponding interest income/expenses.

3. The average balance of foreign-currency-denominated transactions by domestic offices in international operations has been calculated using the daily current method.

Analysis of Interest Income and Interest Expenses

(Millions of Yen)

		2006			2005		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Interest income	**Volume-related increase (decrease)**	8,339	2,618	11,777	(8,763)	(9,643)	2,486
	Rate-related increase (decrease)	5,050	(9,086)	8,617	4,359	(492)	3,392
	Net increase (decrease)	13,390	(6,467)	20,395	(4,403)	(10,135)	5,878
Loans and bills discounted	Volume-related increase (decrease)	(2,531)	(3,462)	1,829	(8,340)	(8,662)	415
	Rate-related increase (decrease)	(3,436)	(5,181)	847	(130)	(1,068)	843
	Net increase (decrease)	(5,968)	(8,644)	2,676	(8,471)	(9,731)	1,259
Securities	Volume-related increase (decrease)	5,521	747	9,876	(238)	(658)	2,171
	Rate-related increase (decrease)	12,719	481	7,135	5,239	854	2,633
	Net increase (decrease)	18,240	1,228	17,011	5,000	195	4,805
Bills bought	Volume-related increase (decrease)	0	0	—	(0)	(0)	—
	Rate-related increase (decrease)	0	0	—	(0)	(0)	—
	Net increase (decrease)	0	0	—	(0)	(0)	—
Call loans	Volume-related increase (decrease)	45	3	7	6	0	(13)
	Rate-related increase (decrease)	(14)	(2)	22	(13)	(1)	7
	Net increase (decrease)	31	1	29	(6)	(0)	(6)
Receivables under securities borrowing transactions	Volume-related increase (decrease)	(6)	(6)	—	18	18	—
	Rate-related increase (decrease)	(29)	(29)	—	(16)	(16)	—
	Net increase (decrease)	(35)	(35)	—	2	2	—
Cash and due from banks	Volume-related increase (decrease)	3	(0)	21	(106)	(0)	(94)
	Rate-related increase (decrease)	579	(0)	561	176	(0)	165
	Net increase (decrease)	583	(0)	583	69	(0)	70
Interest expenses	**Volume-related increase (decrease)**	126	(791)	6,623	(1,694)	(1,849)	1,174
	Rate-related increase (decrease)	18,292	235	12,889	2,470	(1,276)	2,873
	Net increase (decrease)	18,418	(556)	19,512	776	(3,125)	4,048
Debentures	Volume-related increase (decrease)	(340)	(340)	—	(1,184)	(1,184)	—
	Rate-related increase (decrease)	160	160	—	(639)	(639)	—
	Net increase (decrease)	(179)	(179)	—	(1,823)	(1,823)	—
Deposits	Volume-related increase (decrease)	(214)	(263)	104	(586)	(614)	24
	Rate-related increase (decrease)	519	101	363	(209)	(271)	64
	Net increase (decrease)	304	(162)	467	(796)	(885)	89
Negotiable certificates of deposit	Volume-related increase (decrease)	32	32	—	(25)	(25)	—
	Rate-related increase (decrease)	10	10	—	(105)	(105)	—
	Net increase (decrease)	43	43	—	(131)	(131)	—
Borrowed money	Volume-related increase (decrease)	295	295	—	190	190	—
	Rate-related increase (decrease)	(520)	(520)	—	(353)	(353)	—
	Net increase (decrease)	(225)	(225)	—	(162)	(162)	—
Commercial paper	Volume-related increase (decrease)	(0)	(0)	—	(0)	(0)	—
	Rate-related increase (decrease)	—	—	—	0	0	—
	Net increase (decrease)	(0)	(0)	—	(0)	(0)	—
Bills sold	Volume-related increase (decrease)	0	0	—	(1)	(1)	—
	Rate-related increase (decrease)	(1)	(1)	—	(5)	(5)	—
	Net increase (decrease)	(0)	(0)	—	(7)	(7)	—
Call money	Volume-related increase (decrease)	5	(10)	1,783	(46)	(36)	214
	Rate-related increase (decrease)	3,747	6	1,974	467	(56)	299
	Net increase (decrease)	3,753	(4)	3,758	420	(93)	513
Payables under repurchase agreements	Volume-related increase (decrease)	(215)	(7)	1,016	0	(0)	—
	Rate-related increase (decrease)	1,954	(0)	730	428	(3)	433
	Net increase (decrease)	1,739	(7)	1,747	428	(4)	433
Payables under securities lending transactions	Volume-related increase (decrease)	787	(22)	3,241	109	10	353
	Rate-related increase (decrease)	4,276	0	1,844	694	6	433
	Net increase (decrease)	5,063	(22)	5,088	804	16	787

Note: Changes due to a combination of volume- and rate-related increases (decreases) have been included in volume-related increase (decrease).

Fees and Commissions

(Millions of Yen)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net fees and commissions	**13,541**	**11,996**	**1,544**	**8,162**	**7,063**	**1,099**
Fees and commissions received	**14,817**	**12,794**	**2,022**	**8,950**	**7,539**	**1,411**
Debentures, deposits and loan operations	10,096	9,097	999	5,765	4,727	1,038
Foreign exchange operations	191	129	61	194	136	57
Securities-related operations	2,297	1,461	835	1,611	1,344	266
Agency services	1,397	1,345	51	784	776	8
Safekeeping and safe deposit box services	7	7	—	8	8	—
Guarantee operations	154	106	48	132	84	47
Others	672	647	25	454	461	(7)
Fees and commissions paid	**1,276**	**798**	**477**	**787**	**475**	**312**
Foreign exchange operations	75	60	14	92	64	27
Others	1,200	737	462	695	410	284

Trading Revenues

(Millions of Yen)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net trading revenues	**7,765**	**22,497**	**(14,731)**	**5,803**	**5,111**	**692**
Trading profits	**8,219**	**22,971**	**(14,752)**	**5,851**	**5,030**	**821**
Gains on trading securities	—	—	—	188	186	1
Gains on securities related to trading transactions	—	—	—	—	—	—
Gains on trading-related financial derivatives	8,184	22,936	(14,752)	5,492	4,674	818
Others	35	35	—	170	168	1
Trading losses	**453**	**474**	**(20)**	**47**	**(80)**	**128**
Losses on trading securities	4	5	(0)	—	—	—
Losses on securities related to trading transactions	449	469	(20)	47	(80)	128
Losses on trading-related financial derivatives	—	—	—	—	—	—
Others	—	—	—	—	—	—

Other Operating Income

(Millions of Yen)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net other operating income	**34,359**	**14,423**	**19,936**	**18,808**	**12,103**	**6,704**
Other operating income	**43,497**	**22,189**	**21,307**	**22,586**	**15,298**	**7,288**
Gains on foreign exchange transactions	3,738	—	3,738	2,832	—	2,832
Gains on sales of bonds	3,343	1,769	1,573	5,603	4,947	655
Gains on redemption of bonds	2,533	62	2,470	12	12	—
Gains on derivatives	—	—	—	—	—	—
Other	33,882	20,357	13,524	14,138	10,338	3,800
Other operating expences	**9,137**	**7,766**	**1,371**	**3,778**	**3,194**	**584**
Loss on foreign exchange transactions	—	—	—	—	—	—
Loss on sales of bonds	6,890	6,241	648	1,304	677	627
Loss on redemption of bonds	—	—	—	—	—	—
Loss on write-off of bonds	—	—	—	—	—	—
Bonds and corporate bonds	203	203	—	190	190	—
Loss on derivatives	508	(156)	665	208	293	(85)
Other	1,535	1,477	58	2,075	2,033	42

General and Administrative Expenses

(Millions of Yen)

	2006	2005
General and administrative expenses	**46,426**	**42,339**
Salaries and related expenses	14,142	12,863
Retirement benefits	109	107
Retirement benefit cost	3,930	3,272
Welfare expenses	200	172
Depreciation	2,453	1,773
Rent and lease expenses	5,213	5,441
Building and maintenance expenses	165	80
Supplies expenses	350	306
Water, lighting, and heating expenses	560	432
Traveling expenses	535	473
Communication expenses	936	677
Publicity and advertising expenses	1,018	918
Taxes, other than income taxes	2,465	2,404
Others	14,343	13,415

Debenture Operations (Non-Consolidated)

Outstanding Balance and Average of Debentures

(Millions of Yen)

	2006		2005	
	Term-end balance	Average balance	Term-end balance	Average balance
Aozora debentures	1,028,300	813,141	811,131	883,771
Discounted Aozora debentures	36,030	39,480	40,861	45,198
Total	1,064,331	852,622	851,993	928,969

Note: Debentures do not include debenture subscriptions.

Balance by Residual Period

(Millions of Yen)

	2006			2005		
	Total	Aozora debentures	Discounted Aozora debentures	Total	Aozora debentures	Discounted Aozora debentures
Less than 1 year	416,800	380,761	36,038	330,072	289,248	40,823
1–3 years	489,445	489,453	(8)	323,659	323,622	37
3–5 years	158,083	158,083		198,256	198,256	
5–7 years	2	2		4	4	
Over 7 years	—	—		—	—	
Total	1,064,331	1,028,300	36,030	851,993	811,131	40,861

Outstanding Balance of Debentures per Branch

(Number of Branches, Millions of Yen)

	2006			2005		
	Total	Domestic branches	Overseas branches	Total	Domestic branches	Overseas branches
Number of branches	18	18	—	18	18	—
Outstanding balance of debentures per branch	59,129	59,129	—	47,332	47,332	—

Outstanding Balance of Debentures per Employee

(Number of Employees, Millions of Yen)

	2006			2005		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,327	1,327	—	1,342	1,342	—
Outstanding balance of debentures per employee	802	802	—	634	634	—

Note: Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

Deposit Operations (Non-Consolidated)

Balance by Deposit Account

(Millions of Yen)

			2006			2005		
			Total	Domestic operations	International operations	Total	Domestic operations	International operations
Deposits								
Liquid deposits		Average balance	301,568	301,568	—	401,948	401,948	—
		(%)	(16.19)	(16.42)	—	(21.00)	(21.15)	—
		Term-end balance	468,166	468,166	—	369,342	369,342	—
		(%)	(20.00)	(20.39)	—	(19.71)	(19.96)	—
	Interest-bearing deposits	Average balance	261,214	261,214	—	360,800	360,800	—
		(%)	(14.02)	(14.22)	—	(18.85)	(18.99)	—
		Term-end balance	367,395	367,395	—	324,831	324,831	—
		(%)	(15.69)	(16.00)	—	(17.33)	(17.56)	—
Time deposits (in general)		Average balance	1,532,907	1,532,907	—	1,495,645	1,495,545	—
		(%)	(82.28)	(83.46)	—	(78.12)	(78.71)	—
		Term-end balance	1,818,976	1,818,976	—	1,469,712	1,469,712	—
		(%)	(77.70)	(79.24)	—	(78.43)	(79.44)	—
	Deregulated interest rate time deposits (fixed)	Average balance	1,318,727	1,318,727		1,321,993	1,321,993	
		(%)	(70.79)	(71.81)		(69.06)	(69.58)	
		Term-end balance	1,502,304	1,502,304		1,316,502	1,316,502	
		(%)	(64.18)	(65.44)		(70.25)	(71.15)	
	Deregulated interest rate time deposits (floating)	Average balance	214,179	214,179		173,551	173,551	
		(%)	(11.50)	(11.66)		(9.07)	(9.13)	
		Term-end balance	316,672	316,672		153,210	153,210	
		(%)	(13.53)	(13.79)		(8.18)	(8.28)	
Others		Average balance	28,458	1,847	26,610	16,842	2,591	14,251
		(%)	(1.53)	(0.10)	(100.00)	(0.88)	(0.14)	(100.00)
		Term-end balance	53,742	8,566	45,175	34,936	11,143	23,793
		(%)	(2.30)	(0.37)	(100.00)	(1.86)	(0.60)	(100.00)
Subtotal		Average balance	1,862,933	1,836,322	26,610	1,914,336	1,900,085	14,251
		(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
		Term-end balance	2,340,885	2,295,709	45,175	1,873,991	1,850,198	23,793
		(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
Negotiable certificates of deposit		Average balance	642,576	642,576	—	544,734	544,734	—
		Term-end balance	870,824	870,824	—	515,480	515,480	—
Total		Average balance	2,505,509	2,478,898	26,610	2,459,070	2,444,819	14,251
		Term-end balance	3,211,709	3,166,533	45,175	2,389,471	2,365,678	23,793

Notes: 1. Time deposits (in general) = Time deposits

Deregulated interest rate time deposits (fixed) = Deregulated interest rate time deposits for which the interest up to the due date is determined when the deposits are made.

Deregulated interest rate time deposits (floating) = Deregulated interest rate time deposits for which the interest varies according to changes in market interest rates during the period of deposit.

2. Liquid deposits = Deposits at notice + ordinary deposits + current deposits
3. Average balance of domestic offices' foreign-currency-denominated transactions in the international operations sector has been computed by the daily current method.

Balance of Time Deposits by Residual Period
March 31

(Millions of Yen)

	2006			2005		
	Total	Deregulated interest rate (fixed)	Deregulated interest rate (floating)	Total	Deregulated interest (fixed)	Deregulated interest rate (floating)
Less than 3 months	386,276	362,376	23,900	219,005	206,695	12,310
3–6 months	54,395	53,195	1,200	67,683	65,683	2,000
6 month–1 year	341,735	339,835	1,900	104,044	100,094	3,950
1–2 years	436,711	428,861	7,850	354,077	314,777	39,300
2–3 years	164,335	146,315	18,020	407,614	396,214	11,400
More than 3 years	435,523	171,721	263,802	317,286	233,036	84,250
Total	1,818,976	1,502,304	316,672	1,469,712	1,316,502	153,210

Outstanding Balance by Depositor
March 31

(Millions of Yen, %)

	2006		2005	
	Balance	Share	Balance	Share
Corporations	727,483	31.44	421,172	22.61
Individuals	1,271,789	54.97	1,143,527	61.40
Public sector	37,498	1.62	17,261	0.93
Financial institutions	276,936	11.97	280,584	15.06
Total	2,313,707	100.00	1,862,546	100.00

Note: The above balance does not include negotiable certificates of deposits in offshore market accounts.

Deposits per Branch
March 31

(Number of Branches, Millions of Yen)

	2006			2005		
	Total	Domestic branches	Overseas branches	Total	Domestic branches	Overseas branches
Number of branches	18	18	—	18	18	—
Deposits per branch	178,428	178,428	—	132,748	132,748	—

Note: Deposits include negotiable certificates of deposits.

Deposits per Employee
March 31

(Number of Employees, Millions of Yen)

	2006			2005		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,327	1,327	—	1,342	1,342	—
Deposits per employee	2,420	2,420	—	1,780	1,780	—

Notes: 1. Deposits include negotiable certificates of deposits.
2. Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

Loan Operations (Non-Consolidated)

Outstanding Balance of Loans

Years Ended March 31

(Millions of Yen)

		2006			2005		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Loans on deeds	Average balance	2,162,058	2,036,928	125,130	2,209,732	2,138,136	71,596
	Term-end balance	2,475,924	2,285,157	190,766	2,114,757	2,022,296	92,461
Loans on notes	Average balance	252,290	251,457	833	372,219	371,537	681
	Term-end balance	264,583	264,583	—	292,625	292,195	429
Overdrafts	Average balance	199,418	199,418	—	165,393	165,393	—
	Term-end balance	281,437	281,437	—	191,817	191,817	—
Bills discounted	Average balance	3,633	3,633	—	4,748	4,748	—
	Term-end balance	3,445	3,445	—	6,181	6,181	—
Total	**Average balance**	**2,617,401**	**2,491,437**	**125,963**	**2,752,094**	**2,679,816**	**72,277**
	Term-end balance	**3,025,391**	**2,834,625**	**190,766**	**2,605,381**	**2,512,490**	**92,891**

Notes: 1. The average balance of foreign-currency-denominated transactions by domestic offices in international operations has been calculated using the daily current method.
2. The Bank carries out partial and direct write-off of loans. This also applies to the table shown below.

Balance by Residual Period

March 31

(Millions of Yen)

	2006			2005		
	Total	Fixed interest	Floating interest	Total	Fixed interest	Floating interest
Less than 1 year	1,142,617			979,389		
1–3 years	784,662	388,320	396,341	617,630	386,056	231,573
3–5 years	671,232	218,646	452,586	619,196	287,077	332,119
5–7 years	212,590	71,860	140,730	183,110	69,781	113,329
Over 7 years	213,823	109,211	104,611	205,521	122,635	82,886
Indefinite period	465	—	465	532	—	532
Total	3,025,391			2,605,381		

Note: No distinction has been made between fixed interest and floating interest for loans with a residual period of less than 1 year.

Ratio of Loans and Bills Discounted to Debentures/Deposits

(Millions of Yen, %)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Loans and bills discounted (A)	3,025,391	2,834,625	190,766	2,605,381	2,512,490	92,891
Debentures and deposits (B)	4,276,040	4,230,864	45,175	3,241,464	3,217,671	23,793
(A)/(B)	70.75	66.99	422.27	80.37	78.08	390.41
Average during the year	77.94	74.78	473.35	81.22	79.43	507.17

Notes: 1. Debentures do not include debenture subscriptions.
2. Deposits include negotiable certificates of deposits.

Loans to Small and Medium-Sized Corporations

(Number of Borrowers, Millions of Yen, %)

	2006		2005	
	Number of borrowers	Value	Number of borrowers	Value
Total domestic loans (A)	4,763	2,999,773	5,166	2,567,714
Loans to small and medium-sized corporations (B)	4,017	1,389,558	4,357	1,047,561
(B)/(A)	84.34	46.32	84.34	40.80

Notes: 1. In this table, the balance of loans and bills discounted does not include offshore banking accounts.
2. Small and medium-sized corporations, etc. are defined as companies having capital of not more than ¥300 million (¥100 million in wholesale, and ¥50 million in retail and services business categories), or companies and individuals with not more than 300 full-time employees (100 in wholesale, 50 in retail and 100 in services business categories).

Breakdown of Loans and Bills Discounted by Industry

March 31

(Millions of Yen, %)

	2006		2005	
	Balance of loans	Share	Balance of loans	Share
Loans by domestic offices				
(excluding Japan Offshore Market accounts)	2,999,773	100.00	2,567,714	100.00
Manufacturing	358,390	11.95	372,547	14.51
Agriculture, foresty and fisheries	5,239	0.18	5,629	0.22
Mining	6,938	0.23	1,660	0.07
Construction	65,703	2.19	109,054	4.25
Utilities	18,053	0.60	18,098	0.70
Information and communications	54,672	1.82	64,173	2.50
Transport	193,941	6.47	191,147	7.44
Wholesale and retail	263,900	8.80	231,461	9.01
Financial and insurance	453,402	15.11	332,772	12.96
Real estate	690,750	23.03	541,991	21.11
Various services	468,054	15.60	425,430	16.57
Local government	17,721	0.59	8,206	0.32
Others	403,005	13.43	265,540	10.34
Loans by overseas offices				
(including Japan Offshore Market accounts)	25,618	100.00	37,667	100.00
Financial institutions	—	—	—	—
Others	25,618	100.00	37,667	100.00
Total	3,025,391		2,605,381	

Loans under Risk Management, by Industry

March 31

(Millions of Yen)

	2006	2005
Loans by domestic offices		
(excluding Japan Offshore Market accounts)		
Manufacturing	7,916	14,949
Agriculture, foresty and fisheries	—	—
Mining	—	—
Construction	919	32,739
Utilities	22	43
Information and communications	18	255
Transport	1,067	1,961
Wholesale and retail	920	635
Financial and insurance	28	4,591
Real estate	2,669	12,873
Various services	7,436	25,905
Local government	—	—
Others	30	573
Total	21,029	94,427

Balance of Loans and Bills Discounted, Classified by Purpose

(Millions of Yen, %)

	2006		2005	
	Balance of loans	Share	Balance of loans	Share
Funds for capital investment	584,984	19.34	594,372	22.81
Funds for working capital	2,440,407	80.66	2,011,009	77.19
Total	**3,025,391**	**100.00**	**2,605,381**	**100.00**

Breakdown of Balance of Acceptances and Guarantees

(Millions of Yen)

	2006	2005
Acceptances of bills	—	—
Letters of credit	—	—
Guarantees	19,412	14,690
Total	**19,412**	**14,690**

Breakdown of Loans and Bills Discounted by Collateral

(Millions of Yen)

	2006	2005
Securities	202,981	61,149
Claims	562,877	516,932
Merchandise	750	—
Land and buildings	540,504	576,567
Factories	1,281	1,037
Foundations	161,281	178,054
Vessels	45,599	34,432
Others	813,333	632,805
Subtotal	**2,328,610**	**2,000,979**
Guarantees	132,846	132,238
Credits	563,935	472,163
Total	**3,025,391**	**2,605,381**

Note: Includes collateral in which the Bank has a third-party-perfected security interest.

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

(Millions of Yen)

	2006	2005
Securities	—	—
Commercial claims	1,845	1,004
Real estate	4,248	3,923
Others	3,795	3,805
Total	**9,889**	**8,733**
Guaranteed	160	196
Unsecured	9,362	5,760
Total	**19,412**	**14,690**

Consumer Loans Outstanding

(Millions of Yen)

	2006	2005
Consumer loans	**25,017**	**22,985**
Housing loans	16,747	16,174
Others	8,270	6,810

Note: Consumer loans outstanding includes personal housing loans, as well as personal loans for general spending purposes and tax payments, and does not include business loans to sole proprietorships or their owners.

Loans per Branch

(Number of Branches, Millions of Yen)

	2006			2005		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of branches	18	18	—	18	18	—
Loans per branch	168,077	168,077	—	144,743	144,743	—

Loans per Employee

(Number of Employees, Millions of Yen)

	2006			2005		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,327	1,327	—	1,342	1,342	—
Loans per employee	2,279	2,279	—	1,941	1,941	—

Note: Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

Write-Off of Loans

(Millions of Yen)

	2006	2005
Write-off of loans	5,554	4,239

Reserves for Possible Loan Losses

Years Ended March 31

(Millions of Yen)

	2006					2005				
	Balance at beginning of year	Provision	Reduction during year: Used for specific purpose	Reduction during year: Other	Balance at end of year	Balance at beginning of year	Provision	Reduction during year: Used for specific purpose	Reduction during year: Other	Balance at end of year
General reserve for possible loan losses	95,962	62,699	—	95,962	62,699	127,890	95,962	—	127,890	95,962
Specific reserve losses	36,523	18,653	4,516	32,006	18,653	33,769	36,523	3,292	30,477	36,523
Possible loan losses related to non-residents	—	—	—	—	—	—	—	—	—	—
Provision for country risk reserve	683	355	—	683	355	663	683	—	663	683

Country Risk Reserve

March 31

(Millions of Yen)

	2006	2005
Indonesia	7,769	7,168
Total	7,769	7,168
(Percentage of total assets)	(0.12%)	(0.14%)

Note: Receivables associated with specific overseas countries consist of loans and bills discounted, and are provided for as reserves for possible loan losses (country risk reserve).

Transactions with Major Shareholder Groups

(Number of Borrowers, Millions of Yen)

		2006	2005
Cerberus Group	(Number of borrowers)	2	2
	(Credit balance)	14,300	15,271
ORIX Group	(Number of borrowers)	4	7
	(Credit balance)	21,511	12,800
Tokio Marine & Nichido Fire Insurance Group	(Number of borrowers)	2	2
	(Credit balance)	1,650	606
Total	**(Number of borrowers)**	**8**	**11**
	(Credit balance)	**37,461**	**28,677**

Notes: 1. Figures for credit balances refer to credit extended by Aozora Bank, its subsidiaries and affiliated companies.
2. The Bank's "major shareholder groups" refer to major shareholders (i.e. those with over 10% of the Bank's shareholder voting rights) as well as their subsidiaries and affiliated companies.
3. Transactions with major shareholder groups include loans, customers' liabilities for acceptances and guarantees, equity holdings/interest and derivative transactions.

Securities (Non-Consolidated)

Outstanding Balance and Average Balance of Securities Held

(Millions of Yen)

		2006			2005		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Total	**Average balance**	**1,711,844**	**1,013,739**	**698,105**	**1,150,573**	**852,044**	**298,529**
	(%)	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**
	Term-end balance	**1,797,623**	**1,034,192**	**763,430**	**1,234,662**	**754,853**	**479,808**
	(%)	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**	**(100.00)**
Natonal government bonds	Average balance	757,124	757,124	—	736,637	736,637	—
	(%)	(44.23)	(74.69)	—	(64.02)	(86.45)	—
	Term-end balance	732,070	732,070	—	538,182	538,182	—
	(%)	(40.73)	(70.79)	—	(43.59)	(71.30)	—
Local government bonds	Average balance	2,977	2,977	—	6,025	6,026	—
	(%)	(0.17)	(0.29)	—	(0.52)	(0.71)	—
	Term-end balance	3,369	3,369	—	5,964	5,964	—
	(%)	(0.19)	(0.33)	—	(0.48)	(0.79)	—
Short-term corporate bonds	Average balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
	Term-end balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
Corporate bonds	Average balance	72,273	72,273	—	59,361	59,361	—
	(%)	(4.22)	(7.13)	—	(5.16)	(6.97)	—
	Term-end balance	75,379	75,379	—	65,924	65,924	—
	(%)	(4.19)	(7.29)	—	(5.34)	(8.73)	—
Stocks	Average balance	36,627	36,627	—	8,237	8,237	—
	(%)	(2.14)	(3.61)	—	(0.72)	(0.97)	—
	Term-end balance	47,339	47,339	—	7,803	7,803	—
	(%)	(2.63)	(4.58)	—	(0.63)	(1.03)	—
Others	Average balance	842,842	144,736	698,105	340,311	41,782	298,529
	(%)	(49.24)	(14.28)	(100.00)	(29.58)	(4.90)	(100.00)
	Term-end balance	939,464	176,033	763,430	616,787	136,978	479,808
	(%)	(52.26)	(17.01)	(100.00)	(49.96)	(18.15)	(100.00)

Notes: 1. Total for Others is the sum of Domestic operations and International operations.
2. Average balance of domestic offices' foreign-currency-denominated transactions in international operations is computed by the daily current method.

Balance of Securities by Residual Period

(Millions of Yen)

	2006						2005					
	National government bonds	Local government bonds	Short-term corporate bonds	Corporate bonds	Stocks	Others	National government bonds	Local government bonds	Short-term corporate bonds	Corporate bonds	Stocks	Others
Less than 1 year	567,914	55	—	9,187		58,828	399,960	51	—	13,136		17,116
1–3 years	4,990	568	—	21,518		84,191	5,054	359	—	29,430		69,841
3–5 years	80,724	794	—	25,336		200,742	20,855	1,793	—	19,653		141,473
5–7 years	4,935	211	—	15,537		8,712	5,215	316	—	3,704		8,923
7–10 years	9,657	1,304	—	3,800		39,106	5,114	2,978	—	—		16,055
Over 10 years	63,848	435	—	—		163,469	101,983	463	—	—		123,680
Indefinite period	—	—	—	—	47,339	384,414	—	—	—	—	7,803	239,794
Total	732,070	3,369	—	75,379	47,339	939,464	538,182	5,964	—	65,924	7,803	616,787

Ratio of Securities to Debentures and Deposits

(Millions of Yen, %)

	2006			2005		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Securities (A)	1,797,623	1,034,192	763,430	1,234,662	754,853	479,808
Bonds and deposits (B)	4,276,040	4,230,864	45,175	3,241,464	3,217,671	23,793
Ratio (A)/(B)	42.03	24.44	1,689.91	38.08	23.45	2,016.58
Average during the year	50.97	30.42	2,623.38	33.95	25.25	2,094.79

Notes: 1. Debentures do not include debenture subscriptions.
2. Deposits include negotiable certificates of deposits.

Securities Business (Non-Consolidated)

Underwriting of Public Bonds

(Millions of Yen)

	2006	2005
National government bonds	10,777	66,428
Local government bonds and government-guaranteed bonds	12,490	65,325
Total	23,267	131,753

Over-the-Counter Sales of Public Bonds and Securities Investment Trusts

(Millions of Yen)

	2006	2005
National government bonds	—	—
Local government bonds and government-guaranteed bonds	—	2,900
Total	—	2,900
Securities investment trusts	79,584	71,042

Average Balance of Securities (Trading Account)

(Millions of Yen)

	2006	2005
National government bonds (trading account)	35	83,121
Local government bonds (trading account)	—	34
Government-guaranteed bonds (trading account)	—	—
Debentures (trading account)	—	—
Total	35	83,155

Note: The Bank has established a trading account.

International Operations (Non-Consolidated)

Foreign Exchange Transactions

(Millions of U.S. Dollars)

		2006	2005
Outward exchanges:	Foreign bills sold	6,698	7,330
	Foreign bills bought	0	0
Incoming exchanges:	Foreign bills payable	3,345	8,073
	Foreign bills receivable	—	—
Total		10,043	15,404

Balance of Assets in International Operations

(Millions of Yen)

	2006			2005		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Balance of assets in international operations	1,109,461	1,109,461	—	698,075	698,075	—

Derivative Transactions

Hedge accounting for interest rate risk
- The Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 24.

Hedge accounting for exchange rate risk
- The Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 25.

Notes: 1. Unrealized gains or losses on hedging instruments that qualify for hedge accounting are shown below.
2. Valuation gains (losses) from interest rate swaps included accrued interest income on interest rate swap transactions of ¥581 million for the fiscal year ended March 31, 2006, and ¥293 million for the fiscal year ended March 31, 2005.
3. Valuation gains (losses) from currency swaps included accrued interest expenses on currency swap transactions of ¥2,537 million for the fiscal year ended March 31, 2006, and ¥758 million for the fiscal year ended March 31, 2005.

Interest Rate Swaps
Years Ended March 31

(Millions of Yen)

	2006				2005			
	Contract amount	Over one year	Fair value	Valuation gains (losses)	Contract amount	Over one year	Fair value	Valuation gains (losses)
Total	1,199,300	945,600	(11,588)	(11,588)	751,300	640,300	1,046	1,046
Receivable fixed rate/ Payable floating rate	1,199,300	945,600	(11,588)	(11,588)	751,300	640,300	1,046	1,046
Receivable floating rate/ Payable fixed rate	—	—	—	—	—	—	—	—
Receivable floating rate/ Payable floating rate	—	—	—	—	—	—	—	—

Currency Swaps
Years Ended March 31

(Millions of Yen)

	2006				2005			
	Contract amount	Over one year	Fair value	Valuation gains (losses)	Contract amount	Over one year	Fair value	Valuation gains (losses)
Total	386,898	23,484	(1,860)	(1,860)	213,726	31,683	(351)	(351)

Capitalization (Non-Consolidated)

History of Capitalization

(Millions of Yen)

Month/Year	Capital increases	Capital thereafter	Remarks
Sep. 2000	66,666	419,781	Compensatory private placement (common stock, 333,334 thousand shares); Issue price ¥300; Transfer to capital ¥200
Oct. 2000	(260,000)	159,781	Non-compensatory reduction of capital • Capital reduction of ¥105,287 million by redemption of the 2nd preferred stock, 102,000 thousand shares; the 3rd preferred stock, 388,398 thousand shares; and the 4th preferred stock, 71,856 thousand shares • Capital reduction of ¥154,712 million exceeding face amount of common stock and transferred to capital
Oct. 2000	260,000	419,781	Compensatory private placement (the 5th preferred stock, 866,667 thousand shares); Issue price ¥300; Transfer to capital ¥300

Major Shareholders

(As of March 31, 2006)

a. Common Stock

	Number of shares held	Percentage of total outstanding shares
Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC	1,753,328 thousand	61.84%
ORIX Corporation	425,041	14.99
Tokio Marine & Nichido Fire Insurance Co., Ltd.	425,041	14.99
THE NISHI-NIPPON CITY BANK, LTD.	11,360	0.40
Shinkin Central Bank	5,680	0.20
The Shinkumi Federation Bank	5,680	0.20
The Rokinren Bank	5,680	0.20
THE MICHINOKU BANK, LTD.	5,680	0.20
The Hachijuni Bank, Ltd.	5,680	0.20
Suruga Bank Ltd.	5,680	0.20
The Bank of Kyoto, Ltd.	5,680	0.20
The Chugoku Bank, Limited	5,680	0.20
The Hiroshima Bank, Ltd.	5,680	0.20
The Yamaguchi Bank, Ltd.	5,680	0.20
THE BANK OF FUKUOKA, LTD.	5,680	0.20
THE SHINWA BANK, LTD.	5,680	0.20
Momiji Bank, Ltd.	5,680	0.20
Others	146,260	5.18
Total	2,834,870	100.00

b. The 4th Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Deposit Insurance Corporation	48,144 thousand	100.00%

c. The 5th Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Resolution and Collection Corporation	866,667 thousand	100.00%

Corporate Data

Corporate History

April	1957	Established as The Nippon Fudosan Bank, Limited (capital: ¥1 billion) in accordance with the Long-Term Credit Bank Law
November		Started issuance of debentures
September	1958	Started issuance of discount debentures
July	1964	Started foreign exchange business as an authorized foreign exchange bank
September		Listed stock on the Tokyo Stock Exchange
February	1970	Listed stock on the Osaka Securities Exchange
October	1977	Changed name to The Nippon Credit Bank, Ltd.
May	1991	Established NCB Private Equity Co., Ltd. (currently Aozora Investment Co., Ltd.)
February	1994	Established The Nippon Credit Trust Bank, Ltd. (currently Aozora Trust Bank, Ltd.), the first domestic subsidiary classified as other type of business
December	1998	Started special public management in accordance with the Financial Reconstruction Law and terminated listing of stock on the Tokyo Stock Exchange and the Osaka Securities Exchange
June	1999	Established NCB Servicer Co., Ltd. (currently AOZORA Loan Services Co., Ltd.), and commenced servicer operations in September 1999
September	2000	Share Purchase Agreement regarding the transfer of the Bank's shares was signed between Deposit Insurance Corporation and SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), and other financial institutions Ended special public management
November		Commenced telephone banking services
January	2001	Changed name to Aozora Bank, Ltd.
April		Launched Aozora Direct Time Deposit as a product exclusively available through telephone banking
October	2002	Commenced over-the-counter sales of personal pension life insurance policies
March	2003	Moved headquarters
September		Through a common stock tender offer conducted in accordance with the Securities Exchange Law, all common stock of the Bank held by SOFTBANK CORP. was transferred to the ownership of Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC
October	2004	Launched Aozora Pocket Time Deposit (permits partial withdrawals before maturity)
June	2005	Launched Excellent First time deposit (callable time deposit)
April	2006	Converted from "Long-Term Credit Bank" to an "Ordinary Bank" Issued Straight Bond Established a security subsidiary, "Aozora Securities Co., Ltd."

Business Activities

- **Debentures**

  Issuance of debentures and discounted debentures

- **Deposits**

  Deposits

  Checking accounts, savings accounts, time deposits, deposits-at-notice, tax-savings deposits, non-residents deposits in yen and deposits in foreign currencies

  Certificates of deposit

  Limited to national and local public entities, bond management firms and other specified customers

- **Lending and guarantee of liabilities**

  Loans

  Loans on deeds, Loans on notes and Overdraft

  Discount on promissory notes

  Bankers' acceptances and Discounts on commercial bills and documentary drafts

  Other

  Guarantee of liabilities (acceptances and guarantees)

- **Securities**

  Securities investment business
  Underwriting of public bonds
  Over-the-counter sales of public bonds, including national government bonds, and securities investment trusts
  Sales and purchase of securities products
  Receipt of payment for stocks or corporate bonds, and payment of dividends
  Registration of public bonds as a registered institution under the Corporate Bonds Registration Law
  Consignment business for soliciting or managing public bonds
  Trust business for secured corporate bonds

- **Domestic exchange**

  Such services as money orders between branches of the Bank and those of other banks, collection of payments, etc.

- **Foreign exchange**

  Remittance to foreign countries and other foreign-currency-related businesses

- **Other services**

  Revenue agency for Bank of Japan and agency business for national bonds
  Receipt of public funds of local public entities, including Tokyo
  Agency business for: Japan Finance Corporation for Small and Medium Enterprise; Organization for Workers' Retirement Allowance Mutual Aid; Government Pension Investment Fund; Japan National Oil Corporation; and Welfare and Medical Service Agency
  Custody services
  Rental of safe-deposit boxes
  Lending of securities
  Commercial paper
  Interest rate, currency and other derivative transactions
  Over-the-counter sales of insurance products

Organization Chart (As of July 1, 2006)


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors' Division
Board of Directors
Office of Chief Executive
Chairman
President
Vice Chairman
Legal & Compliance Division
IR Division
Internal Audit Division
Office of Corporate Secretary
Retail Banking Group
Head of Retail Banking
Corporate & Investment Banking Group
Head of Corporate & Investment Banking Group
Financial Institution Group
Head of Financial Institution Group
Financial Markets Group
Head of Financial Markets Group
Chief Marketing Officer
Chief Financial Officer
Chief Technology Officer
Chief Risk Officer
Chief Credit Officer
Retail and Operation Technology Division
Retail Products and Marketing Division
Wealth Management Division
Retail Banking Division I (Sendai, Sapporo, Kanazawa) (Each business line of retail banking)
Retail Banking Division V (Nagoya, Fukuoka, Hiroshima, Takamatsu) (Each business line of retail banking)
Loan Center
Branches (Head Office, Shinjuku, Shibuya, Ueno, Ikebukuro, Yokohama, Chiba, Osaka, Umeda, Kyoto)
Head of Corporate Business Division
CBD I (Nagoya, Sendai, Sapporo, Fukuoka, Hiroshima) (Each business line of corporate banking)
CBD II (Kanazawa, Kansai, Takamatsu) (Each business line of corporate banking)
Private Equity Division
Capital Markets Division
Real Estate Finance Division
Structured Credit & Investment Division
Leveraged Finance Division
Global Finance Division
Representative Offices (New York, Singapore, Seoul, Jakarta)
Financial Institutions Marketing Division
Securities Business Division
Capital Markets Division
Financial Institutions Division, HQ
Branches (Nagoya, Sendai, Sapporo, Kanazawa, Kansai, Fukuoka, Hiroshima, Takamatsu) (Each business line of financial institutions)
Derivatives Sales Division
Treasury Division
Securities Investment Division
Fund Investment Division
Marketing Force
Financial Control Division
Financial Management Division
Financial Systems and Architecture Division
Operation Management Division
Crisis Management Division
IT Management Division
Banking Administration Division
Markets & International Administration Division
Corporate Banking Service Division
Risk Management Division
Credit Division I
Credit Division II
Office of Workout
Credit Risk Management Division
Credit Examination Division

Office Directory

(As of July 1, 2006)

Overseas Network

• Representative Offices

New York Representative Office

Chief Representative
Toshiki Yoshizawa

Address
450 Park Avenue, 22nd Floor,
New York, NY 10022, U.S.A.
Tel: +1-212-759-3900
Fax: +1-212-759-3911

Singapore Representative Office

Head of South East Asia
Masanao Kobayashi

Address
6 Temasek Boulevard,
#23-02 Suntec Tower 4,
Singapore 038986,
Singapore
Tel: +65-6333-6781
Fax: +65-6333-6807

Seoul Representative Office

Senior Representative
Masayuki Ohga

Address
12th Floor, Kyobo Building,
1, 1-ka, Chongro,
Chongro-ku, Seoul 110-714,
Republic of Korea
Tel: +82-2-734-8120
Fax: +82-2-734-8126

Jakarta Representative Office

Chief Representative
Hiroshi Matsumoto

Address
17th Floor, Jakarta Stock
Exchange Building Tower II,
Jl. Jend. Sudirman Kav.
52-53, Jakarta 12190,
Indonesia
Tel: +62-21-515-5155
Fax: +62-21-515-5156

Domestic Network

• HEAD OFFICE

3-1, Kudan-minami 1-chome,
Chiyoda-ku, Tokyo 102-8660,
Japan
Tel: +81-3-3263-1111
Telex: J26921, J28788
(General)
NCBTOK
SWIFT: NCBTJPJT

• BRANCH OFFICES

Sapporo

1-4, Kita Sanjo-Nishi 4-chome,
Chuo-ku, Sapporo 060-0003
Tel: 011-241-8171

Sendai

2-1, Chuo 3-chome, Aoba-ku,
Sendai 980-0021
Tel: 022-225-1171

Shinjuku

37-11, Shinjuku 3-chome,
Shinjuku-ku, Tokyo 160-0022
Tel: 03-3354-1600

Shibuya

24-12, Shibuya 1-chome, Shibuya-ku,
Tokyo 150-0002
Tel: 03-3409-6411

Ueno

6-12, Ueno 2-chome, Taito-ku,
Tokyo 110-0005
Tel: 03-3835-7511

Ikebukuro

28-13, Minami-Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0022
Tel: 03-3988-0911

Chiba

3-1, Fujimi 2-chome, Chuo-ku,
Chiba 260-0015
Tel: 043-227-3111

Yokohama

4-1, Kita-saiwai 1-chome, Nishi-ku,
Yokohama 220-0004
Tel: 045-319-1588

Kanazawa

37, Takaokacho 2-chome,
Kanazawa 920-0864
Tel: 076-231-4151

Nagoya

5-28, Meieki 4-chome, Nakamura-ku,
Nagoya 450-0002
Tel: 052-566-1900

Kyoto

Oike-Kado, Kawaramachi-dori,
Nakagyo-ku, Kyoto 604-8006
Tel: 075-211-3341

Kansai

5-7, Honmachi 3-chome,
Chuo-ku, Osaka 541-0053
Tel: 06-6263-2512
(Kansai Branch deals solely with corporate clients.)

Osaka

2-3, Namba 2-chome, Chuo-ku,
Osaka 542-0076
Tel: 06-4708-2051

Umeda

47, Kakutacho 8-chome, Kita-ku,
Osaka 530-0017
Tel: 06-6315-1111

Hiroshima

13-13, Motomachi, Naka-ku,
Hiroshima 730-0011
Tel: 082-211-0125

Takamatsu

6-1, Bancho 1-chome,
Takamatsu 760-0017
Tel: 087-821-5521

Fukuoka

14-18, Tenjin 1-chome, Chuo-ku,
Fukuoka 810-0001
Tel: 092-751-9627

Business Network
(As of March 31, 2006)

*All companies listed below are consolidated subsidiaries.

Aozora Bank, Ltd.

- **Banking operations** — Head Office and branches; Main affiliate (Aozora Trust Bank, Ltd.)
- **Securities services** — Head Office and branches
- **Trust services** — Main affiliate: Aozora Trust Bank, Ltd. — *Trust services, banking operations*
- **Other operations** — Main affiliates:
  - AOZORA Loan Services Co., Ltd. — *Distressed loan servicing*
  - Aozora Investment Co., Ltd. — *Venture capital investment*
  - Aozora Business Service Co., Ltd. — *Administrative temporary staff services*
  - Aozora Information Systems Co., Ltd. — *Systems development*
  - AZURE Funding — *Investment vehicle*
  - Aozora Asia Pacific Finance Limited — *Financial services*
  - Aozora Investment Management Limited — *Financial services*

Subsidiaries
(As of July 1, 2006)

(Millions of Yen, %)

Company Name	Location	Business Activities	Established	Capital	Aozora Bank Shareholding	Group Shareholding
Aozora Trust Bank, Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Trust services, banking operations	February 28, 1994	5,437	100.0	—
AOZORA Loan Services Co., Ltd.	13-5, Kudan-kita 1-chome, Chiyoda-ku, Tokyo	Distressed loan servicing	June 18, 1996	500	67.6	—
Aozora Investment Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Venture capital investment	May 17, 1991	20	100.0	—
Aozora Information Systems Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Systems development Administrative temporary staff services	April 1, 1967	150	100.0	—
AOZORA SOFTWARE CORPORATION	17-11, Kanda-Nishikicho 3-chome, Chiyoda-ku, Tokyo	Systems development	May 9, 1973	12	—	100.0
Aozora Securities Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Securities services	April 27, 2006	500	100.0	—
AZURE Funding	Cayman Islands, British West Indies	Investment vehicle	August 6, 2004	0	—	—
Aozora Asia Pacific Finance Limited	Hong Kong	Financial services	June 28, 2005	11,376	100.0	—
Aozora Investment Management Limited	London	Financial services	March 28, 2006	717	100.0	—
Azure Funding Europe S.A.	Luxembourg	Investment vehicle	April 3, 2006	4	99.9	—

Staff Profile (As of March 31, 2006)

Number of Employees	Average Age	Average Years of Service	Average Yearly Salary
1,359 (432)	38.2	14.3	8,823 thousand yen

Notes: 1. The number of employees includes executive officers and locally hired staff overseas, but excludes temporary employees.
2. The figure in parentheses is the average number of temporary employees for the year.
3. Average yearly salary includes bonuses and pay other than fixed wages.

Published: August 2006
Corporate Communication Group,
Financial Management Division,
AOZORA BANK, Ltd.

3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
Tel: +81-3-3263-1111

AOZORA BANK, LTD.

This annual report is printed on recycled paper using soy ink.

Printed in Japan